  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1997

                                                     REGISTRATION NO. 333-22923
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 4
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                    INFORMATION MANAGEMENT ASSOCIATES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

       CONNECTICUT                   7372                    06-1289928
     (STATE OR OTHER    (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
     JURISDICTION OF    CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------
                        ONE CORPORATE DRIVE, SUITE 414
                          SHELTON, CONNECTICUT 06484
                                (203) 925-6800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                            ALBERT R. SUBBLOIE, JR.
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   INFORMATION MANAGEMENT ASSOCIATES, INC.
                       ONE CORPORATE DRIVE, SUITE 414
                         SHELTON, CONNECTICUT 06484
                               (203) 925-6800
                          (203) 925-1170 (FACSIMILE)
          (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
       THOMAS L. FAIRFIELD, ESQ.                    KEITH F. HIGGINS, ESQ.
LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.                   ROPES & GRAY
   GOODWIN SQUARE, 225 ASYLUM STREET                ONE INTERNATIONAL PLACE
      HARTFORD, CONNECTICUT 06103                 BOSTON, MASSACHUSETTS 02110
            (860) 293-3500                              (617) 951-7000
      (860) 293-3555 (FACSIMILE)                  (617) 951-7050 (FACSIMILE)
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION

                                                              JULY 25, 1997

                                3,900,000 Shares


                          [LOGO OF IMA APPEARS HERE]

                                  Common Stock

                                   --------

    Of the 3,900,000 shares of Common Stock offered hereby, 2,800,000 shares are being sold by Information Management Associates, Inc. (the "Company") and 1,100,000 shares are being sold by certain selling shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling
Shareholders." Prior to this offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "IMAA." It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                   --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                        PRICE      UNDERWRITING     PROCEEDS      PROCEEDS TO
                                         TO        DISCOUNTS AND       TO           SELLING
                                        PUBLIC     COMMISSIONS(1)   COMPANY(2)   SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------
 Per Share.......................        $              $              $               $
-------------------------------------------------------------------------------------------------
 Total(3)........................       $              $              $               $
=================================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company, estimated to be $1,200,000.
(3) Certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 585,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Shareholders
    will be $    , $     and $    , respectively. See "Underwriting."

                                   --------

    The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to their right to reject orders in whole or in part. It is expected that delivery of certificates for such shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on
or about       , 1997.

Alex. Brown & Sons
   INCORPORATED

                   Robertson, Stephens & Company

                                                 SoundView Financial Group, Inc.

                  THE DATE OF THIS PROSPECTUS IS       , 1997.

        [DIAGRAM/FLOWCHART OF INFORMATION MANAGEMENT ASSOCIATES, INC.'S
            MARKETPLACE,APPLICATIONS AND TECHNOLOGY TO BE INSERTED]




                                 ------------

  As used in this Prospectus, the term the "Company" refers to Information Management Associates, Inc. and its wholly-owned subsidiary, Information Management Associates Limited, unless the context otherwise requires. EDGE(R) and TeleBusiness(R) are registered trademarks of the Company. This Prospectus also includes tradenames, trademarks and registered trademarks of companies other than the Company.

  The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by its independent public accountants, and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                                 ------------

  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilizing and short-covering transactions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Prospective investors should consider carefully the information discussed under "Risk Factors."

                                  THE COMPANY

  The Company develops, markets and supports customer interaction software designed to increase the productivity and revenue-generating capabilities of mid-size to large-scale telephone call centers. The Company's EDGE TeleBusiness software ("EDGE") is a suite of applications and tools that enable businesses to automate telebusiness activities (telemarketing, telesales, account management, customer service and customer support) on an enterprise-wide basis. The Company complements its EDGE products by offering its clients professional consulting, technical support and maintenance services. EDGE has been licensed to over 175 customers in a range of industries, including teleservices outsourcing, telecommunications and financial services. Customers include APAC Teleservices, Inc., AT&T Corp., Belgacom, S.A., Bose Corporation, ING Bank, N.V., SITEL Corporation, Sprint PCS, United Parcel Service General Services Co. and Wells Fargo Bank, N.A.

  Businesses are increasingly using telephony-based customer interaction, from initial marketing and sales activities to post-sales service and support, as a key competitive component to increase sales, reduce costs, enhance customer service, distinguish products and services and receive and process valuable customer information. Telebusiness activities are generally conducted through call centers that are typically designed and equipped with special telecommunications and computer hardware and software. Businesses are seeking call center customer interaction solutions which are based on an open client/server architecture, provide broad functionality, can be deployed and updated rapidly throughout the organization, are scalable to meet the needs of growing businesses, and seamlessly integrate and leverage telephony technology. Additionally, the Company believes that call center customer interaction solutions will be required to support and incorporate emerging customer interaction channels and computing platforms such as the Internet and corporate-based intranets as such technologies become more commercially significant. In a May 1996 research report, Aberdeen Group, Inc., an independent market research firm, projected that the market for sales and customer support software will grow at an average annual compounded rate of approximately 40%, from $400 million in 1995 to $1.7 billion in 1999.

  The Company's objective is to become the global leader in providing flexible, technologically advanced, feature-rich customer interaction software and services to mid-size and large-scale call centers. To achieve this objective, the Company is pursuing the following strategies: targeting specific industries by utilizing its knowledge of the business processes and requirements of those industries; extending its call center technology leadership by continuing its product development efforts; broadening its international distribution network including its indirect distribution channels and direct sales force; increasing revenues generated from its existing client relationships; leveraging strategic relationships with leading systems integration and technology companies; and embracing Internet technology to expand the scope of its customer interaction solutions.

  The Company's EDGE products are designed to provide superior functionality, flexibility, integration, scalability and speed of deployment. Based upon an open systems software architecture, EDGE supports multiple hardware platforms, operating environments, database management systems, network topologies, desktop standards, and legacy system and computer-telephony middleware. The Company's products provide call center agents with real-time data and guidance needed to manage increasingly complex processes for selling products and servicing customers. For example, EDGE offers scripting to support order-taking, cross-selling and up-selling, enables agents to track and resolve customer service problems and facilitates the collection of valuable customer information that can be disseminated on an enterprise-wide basis. The Company's professional consulting, technical support and maintenance services include application development, systems integration, systems and database design and construction and software training. The Company believes that these services significantly differentiate the Company from its competitors and complement its EDGE products to provide a total solution for mid-size and large-scale call centers.

  The Company markets its software and services in the United States through a direct sales organization. The Company also works closely with strategic consulting and systems integration companies such as Ernst & Young LLP, International Business Machines Corporation ("IBM"), A.T. Kearney, Inc. ("A.T. Kearney"), a subsidiary of Electronic Data Systems Corp. ("EDS"), and dbINTELLECT Technologies ("dbINTELLECT"), a division of EDS, to increase market awareness and acceptance of the Company's products. The Company markets its software internationally in Europe, the Pacific Rim, Canada, Mexico and Latin America through remarketing and distribution relationships which it supplements with a direct sales force in certain regions.

  Until September 1996, the Company developed, marketed and supported a telemarketing and telesales automation software application called Telemar which runs on the IBM AS/400 platform. Due to the substantial growth in EDGE software license fees and client/server open system software market opportunities, the Company elected to focus exclusively on its EDGE products and sold Telemar and certain related assets and liabilities on September 1, 1996. Currently, substantially all of the Company's revenues are attributable to the licensing of EDGE products and the provision of professional consulting, technical support and maintenance services relating to EDGE. The Company currently expects that the licensing of EDGE products and the provision of such related services will account for substantially all of the Company's revenues for the foreseeable future.

  The Company was incorporated in Connecticut in 1990. The Company's principal executive office is located at One Corporate Drive, Suite 414, Shelton, Connecticut 06484, and its telephone number is (203) 925-6800.

                                  THE OFFERING

 Common Stock offered by the Company............... 2,800,000 shares
 Common Stock offered by the Selling Shareholders.. 1,100,000 shares
 Common Stock to be outstanding after the offering. 9,195,782 shares (1)
 Use of proceeds................................... For repayment of indebtedness, working
                                                    capital and other general
                                                    corporate purposes. See
                                                    "Use of Proceeds."
 Proposed Nasdaq National Market symbol............ IMAA

--------
(1) Based upon the number of shares of Common Stock outstanding as of March 31, 1997. The number of shares outstanding excludes (i) 1,382,241 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.49 per share and (ii) 6,750 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $4.89 per share. See "Management--Stock Option Plans" and
    Note 9 of Notes to Consolidated Financial Statements.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                                     THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                   MARCH 31,
                         ------------------------------------------  --------------------
                          1992    1993     1994     1995     1996      1996       1997
                         ------  -------  -------  -------  -------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA (1):
 Revenues:
 EDGE revenues:
  License fees.......... $2,125  $ 5,550  $ 4,703  $ 8,368  $12,180  $   2,449  $   3,802
  Services and mainte-
   nance................    752    2,209    7,872   10,342   11,643      2,612      3,654
                         ------  -------  -------  -------  -------  ---------  ---------
   Total EDGE revenues..  2,877    7,759   12,575   18,710   23,823      5,061      7,456
                         ------  -------  -------  -------  -------  ---------  ---------
 Telemar revenues:
  License fees..........  3,636    1,916    2,690    2,457      842        480        --
  Services and mainte-
   nance................  2,652    3,276    3,087    2,642    1,612        548        --
                         ------  -------  -------  -------  -------  ---------  ---------
   Total Telemar reve-
    nues................  6,288    5,192    5,777    5,099    2,454      1,028        --
                         ------  -------  -------  -------  -------  ---------  ---------
    Total revenues......  9,165   12,951   18,352   23,809   26,277      6,089      7,456
 Operating income
  (loss)................    (58)  (2,462)  (3,034)  (2,586)      62       (348)       161
 Net loss...............   (293)  (2,955)  (4,083)  (3,786)  (1,047)      (629)      (186)
 Pro forma net loss per
  share (2).............                                    $ (0.17) $   (0.10) $   (0.03)
 Pro forma shares used
  in net loss per share
  calculation (2).......                                      6,127      6,019      6,668

                                                            MARCH 31, 1997
                                                        ------------------------
                                                         ACTUAL   AS ADJUSTED(3)
                                                        --------  --------------
BALANCE SHEET DATA:
 Cash and cash equivalents............................. $  2,541     $25,259
 Working capital.......................................       83      28,438
 Total assets..........................................   18,565      40,562
 Short-term debt.......................................    5,567         249
 Long-term debt........................................    2,607         315
 Senior redeemable convertible preferred stock.........    9,622         --
 Redeemable common stock warrants......................    2,865         --
 Total shareholders' equity (deficit)..................  (11,385)     31,028

--------
(1) On September 1, 1996, the Company sold Telemar and certain related assets and liabilities. As a result, the Summary Consolidated Financial Information does not include any Telemar revenues or expenses after this date.
(2) Computed as described in Note 2 of Notes to Consolidated Financial
    Statements.
(3) Adjusted to give effect to the receipt and application of the estimated net proceeds of this offering based on an assumed initial public offering price of $12.00 per share. See "Use of Proceeds."

                                  ------------

  Except as otherwise indicated, all information contained in this Prospectus
(i) has been adjusted to give effect to a 2.25-for-1 split of the Common Stock, no par value (the "Common Stock"), to be effected prior to the closing of this offering; (ii) reflects the conversion of all outstanding shares of the Company's Series A and Series B Senior Convertible Preferred Stock (collectively, the "Convertible Preferred Stock") into an aggregate of 1,532,161 shares of Common Stock upon the closing of this offering; (iii) reflects the filing of an Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") upon the closing of this offering to eliminate the Convertible Preferred Stock; (iv) reflects the issuance of 154,934 shares of Common Stock pursuant to the exercise of stock options upon the closing of this offering; (v) reflects the issuance of 415,308 shares of Common Stock pursuant to a cashless exercise of warrants upon the closing of this offering; and (vi) assumes no exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and Notes 7, 8 and 9 of Notes to Consolidated Financial Statements.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those set forth in the following risk factors, and elsewhere in this Prospectus.

  History of Operating Losses; Uncertainty of Future Operating Results. The Company has incurred significant net operating losses in each of 1992, 1993, 1994 and 1995 and had an accumulated deficit of $17.1 million as of March 31, 1997. The Company's operating history makes the prediction of future operating results difficult or impossible. Accordingly, although the Company has recently experienced revenue growth, such growth should not be considered indicative of future revenue growth, if any, or of future operating results. There can be no assurance that any of the Company's business strategies will be successful or that the Company will be able to achieve or sustain profitability on a quarterly or annual basis in the future. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Fluctuations in Quarterly Performance. The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future depending upon a number of factors, many of which are beyond the Company's control. These factors include, among others, the ability of the Company to develop, introduce and market new and enhanced versions of its products on a timely basis; the demand for the Company's products; the lengthy sales cycle for full implementation of its products; the size, timing and contractual terms of significant orders; the timing and significance of product enhancements and new product announcements by the Company or its competitors; changes in the Company's business strategies; budgeting cycles of its potential customers; customer order deferrals in anticipation of enhancements or new products; changes in the mix of products and services sold; changes in the amount of revenue attributable to domestic and international sales; changes in foreign currency exchange rates; the level of product and price competition; the cancellations or non-renewals of licenses or maintenance agreements; investments to develop marketing and distribution channels; or changes in the level of operating expenses. The Company is dependent upon obtaining orders in any given quarter for delivery in that quarter in order to achieve its quarterly revenue objectives. The timing of revenue recognition can be affected by many factors, including the timing of contract execution and delivery, post-delivery obligations and customer acceptance. See "--Lengthy Sales and Implementation Cycles; Post-Delivery Obligations." A significant portion of the Company's revenues in any quarter are typically derived from non-recurring, large license fees received from a relatively small number of customers. Although particular customers may vary from quarter to quarter, the Company expects that sales to a limited number of customers will continue to account for a significant percentage of its revenue in any quarter for the foreseeable future. Therefore, the loss, deferral or cancellation of a contract, or a failure of a customer to honor its contractual obligations (and for which the Company's reserves and allowances may be inadequate), could have a significant impact on the Company's operating results in a particular quarter. Conversely, to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected. In addition, the Company's business has experienced and is expected to continue to experience seasonality, with stronger demand during the quarters ending in June and December than during the quarters ending in March and September, and a substantial portion of orders being received in the last month or weeks of any given quarter.

  Due to the foregoing factors, quarterly revenues and operating results are not predictable with any significant degree of accuracy. The Company's expense levels are based in significant part on the Company's expectations as to future revenues and are therefore relatively fixed for the short term. If revenue levels are below expectations, the Company's business, operating results, and financial condition are likely to be materially adversely affected. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis in the future. Due to all of the foregoing factors, it is likely that in some future quarter the Company's total revenues or operating results will be below the expectations of public market analysts and investors. In such event, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Operating Results."

  Product Concentration. Substantially all of the Company's revenues are attributable to the licensing of EDGE and the provision of professional consulting, technical support and maintenance services relating to EDGE. The Company currently expects that the licensing of EDGE products and the provision of such related services will account for significantly all of its revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for EDGE products and services, such as competition or technological changes, could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend, in significant part, on the continued market acceptance of its EDGE products and the successful development, introduction and client acceptance of new and enhanced versions of EDGE products. There can be no assurance that the Company will continue to be successful in developing and marketing EDGE. See "--Competition," "-- Dependence on Proprietary Technology" and "Business--Products and Services," "Business--Sales and Marketing," "Business--Product Development" and "Business--Competition."

  Lengthy Sales and Implementation Cycles; Post-Delivery Obligations. The licensing and implementation of the Company's products generally involves a significant commitment of resources by customers and often requires the Company to provide a significant level of education to prospective customers regarding the use of the Company's products. As a result, the Company's sales process is often subject to delays associated with lengthy customer approval processes that typically accompany significant capital expenditures. For these and other reasons, the sales cycle associated with the license of the Company's products is often lengthy and may be subject to a number of significant delays over which the Company has little or no control. In addition, the time required to implement the Company's products can vary significantly with the needs of its customers and generally extends for several months or, for larger, more complex implementations, multiple quarters.

  Depending on the contract terms and conditions, licensing fees are recognized upon delivery of the product if no customer acceptance conditions or significant post-delivery obligations remain and collection of the resulting receivable is probable. However, if post-delivery obligations exist, or if the product is subject to customer acceptance, revenue will be deferred until no significant Company obligations exist or acceptance has occurred. When the Company has provided consulting services to implement certain larger projects, in the past some customers have failed to honor their contractual obligations by delaying payments of a portion of license fees until implementation was complete and in some cases have disputed the consulting fees charged for implementation. There can be no assurance that the Company will not experience delays, cancellations or disputes regarding payment in the future, which could have a material adverse effect on the Company's business, operating results and financial condition and cause its quarterly operating results to vary significantly in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Sales and Marketing."

  Dependence on Proprietary Technology. The Company's success and ability to compete is dependent in part upon proprietary technology. The Company relies primarily on a combination of copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect its proprietary rights. The Company typically enters into confidentiality or license agreements with its employees, distributors, clients and potential clients, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from obtaining or using information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the United States. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, the use of patents to protect software has increased, and there can be no assurance that third parties will not assert infringement claims in the future or, if infringement claims are asserted, that such claims will be resolved in the Company's favor. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to the Company or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. Any infringement claims resolved against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, litigation may be necessary in the future to protect the Company's trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Intellectual Property and Other Proprietary Rights."

  The Company has entered into agreements with a small number of its customers requiring the Company to place its source code in escrow. These escrow agreements typically provide that customers have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The escrow agreements, and any that the Company may enter into in the future, may increase the possibility of misappropriation by third parties. In addition, the Company utilizes a third-party contractor for selected product development projects which may also increase the possibility of misappropriation by third parties.

  Dependence on Indirect Marketing and Distribution Channels; Potential Conflicts. The Company maintains co-marketing relationships with consulting and systems integration companies to expand the visibility of its products in the United States and internationally and distributes its products outside the United States through remarketers and distributors. Such co-marketers, remarketers and distributors are not under the direct control of the Company and install and support the product lines of a number of companies. In addition, the co-marketers, remarketers and distributors are not subject to any minimum purchase requirements and can discontinue marketing the Company's products at any time without cause. The consulting and systems integration companies may also sell or co-market potentially competitive products. Accordingly, the Company must compete for the focus and sales efforts of these third party entities. Additionally, selling through indirect channels may limit the Company's contacts with its customers, potentially hindering its ability to accurately forecast sales and revenue, evaluate customer satisfaction and recognize emerging customer requirements. There can be no assurance that co-marketers, remarketers and distributors will continue to distribute or recommend the Company's products or do so successfully, or that the Company will succeed in increasing the use of these indirect channels profitably. There can also be no assurance that one or more of these companies will not begin to market products in competition with the Company. The termination of one or more of these relationships or the failure of the Company to establish additional relationships could adversely affect the Company's business, operating results and financial condition. See "Business-- Sales and Marketing."

  The Company's strategy of marketing its products directly to end-users and indirectly through remarketers and distributors may result in distribution channel conflicts. The Company's direct sales efforts may compete with those of its indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although the Company has attempted to manage its distribution channels in a manner to avoid potential conflicts, there can be no assurance that distribution channel conflicts will not materially adversely affect its relationships with existing remarketers and distributors or adversely affect its ability to attract new remarketers and distributors. See "Business--Sales and Marketing."

  Need to Expand Marketing and Distribution Channels. The Company sells its products both through its direct sales organization and through remarketers and distributors. Part of the Company's strategy is to increase its use of remarketers and distributors to sell its products internationally and to expand its existing co-marketing relationships and establish new relationships with other consulting and systems integration companies. The Company is also seeking to expand its existing international direct sales force in order to take advantage of international growth opportunities. The Company's ability to achieve revenue growth in the future will depend on its success in recruiting and training sufficient direct sales personnel and attracting and retaining qualified remarketers and distributors. The Company has at times experienced and continues to experience difficulty in recruiting qualified personnel, and there can be no assurance that the Company will be able to expand successfully its direct sales force or other remarketing and distribution channels or that any such expansion will result in an increase in revenues. Any failure by the Company to expand its direct sales force or other remarketing and distribution channels could materially and adversely affect the Company's business, operating results and financial condition. See "--Management of Growth," "-- Dependence on Key Personnel," "Business--Strategy" and "Business--Sales and Marketing."

  Emerging Markets for Call Center Customer Interaction Software; Dependence on Increased Use of Products by Existing Customers. The market for call center customer interaction software is relatively new and is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. The Company's future financial performance will depend in large part on continued growth in the number of organizations adopting call center customer interaction software products on an enterprise-wide basis and on the number of applications and software components developed for such use. There can be no assurance that the call center customer interaction software market will continue to grow. If this market fails to grow, or grows more slowly than the Company currently anticipates, the Company's business, operating results and financial condition could be materially and adversely affected.

  In addition, certain of the Company's larger customers have licensed the Company's software on an incremental basis and there can be no assurance that the Company's customers will expand their use of the Company's software on an enterprise-wide basis or license new or enhanced software products introduced by the Company. The failure of the Company's software to perform according to customer expectations or otherwise to be deployed on an enterprise-wide basis could have a material adverse effect on the ability of the Company to increase revenues from existing customers. See "Business--Industry Background" and "Business--Strategy."

  Rapid Technological Change. The call center customer interaction software market is characterized by rapid technological change, frequent introductions of new products, changes in customer demands and evolving industry standards, any of which can render existing products obsolete and unmarketable. As a result, the Company's position in its existing markets or other markets that it may enter could diminish rapidly by product advancements. The life cycles of the Company's products are difficult to estimate. The

Company's product development and testing efforts are expected to require, from time to time, substantial investments by the Company and there can be no assurance that it will have sufficient resources to make the necessary investments. The Company's customers have adopted a wide variety of hardware, software, database and networking platforms, and as a result, to gain broad market acceptance, the Company must continue to support and maintain its products on a variety of such platforms. The Company's future success will depend on its ability to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms and by developing and introducing enhancements to its existing products and new products on a timely basis that keep pace with technological developments, changing customer requirements and evolving industry standards. The success of the Company's products may also depend, in part, on its ability to introduce products which are compatible with the Internet, and on the broad acceptance of the Internet as a viable customer interaction channel. There can be no assurance that the Internet will become a viable customer interaction channel or that the demand for Internet-related products and services will increase in the future. In addition, there can be no assurance that the Company will be successful in developing and marketing enhancements to its products that respond to technological developments, changing customer requirements or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements, or that such enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. If release dates of any future product enhancements or new products are delayed or if these products or enhancements fail to achieve market acceptance when released, the Company's business, operating results or financial condition could be materially and adversely affected. In addition, the introduction or announcement of new product offerings or enhancements by the Company, the Company's competitors or major hardware, systems or software vendors may cause customers to defer or forego licenses of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company's ability to remain competitive and respond to technological change is also dependent upon the products of other software vendors, including certain system software vendors, such as Microsoft Corporation, and relational database software vendors. In the event that the products of such vendors have design defects or are unexpectedly delayed in their introduction, the Company's business, operating results and financial condition could be materially adversely affected.

  Management of Growth. The Company is currently experiencing a period of rapid growth that could place a significant strain on its management and other resources. The Company's senior management has not had experience in managing publicly traded companies. The Company anticipates that continued growth, if any, will require it to recruit, hire, train and retain a substantial number of new and highly skilled product development, managerial, finance, sales and marketing and support personnel. Competition for such personnel is intense and the Company expects that such competition will continue for the foreseeable future. There can be no assurance that the Company will be successful at hiring or retaining such personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the quality of the Company's products and its business, operating results and financial condition could be materially adversely affected. See "--Need to Expand Marketing and Distribution Channels," "--Dependence on Key Personnel" and "Business--Employees."

  Competition. The market for telemarketing, telesales and customer service software is intensely competitive, rapidly evolving and highly sensitive to new product introductions or enhancements and marketing efforts by industry participants. The Company competes with a large number of competitors ranging from internal information systems departments to packaged software application vendors. The

Company believes that as the United States and international software markets continue to grow, a number of new vendors will enter the market and existing competitors and new market entrants will attempt to develop applications targeting additional markets. Competitors have established and may in the future establish cooperative relationships or alliances which may increase their ability to provide superior software solutions or services. In addition, consolidation within the call center customer interaction software industry could create new or stronger competitors.

  Increased competition resulting from new entrants, consolidation of the call center customer interaction software industry, cooperative relationships or alliances could result in price reductions, reduced operating income or loss of market share, any of which could materially adversely affect the Company's business, operating results or financial condition. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, service, support and other resources, generate higher revenues and have greater name recognition than the Company. There can be no assurance that the Company's current or potential competitors will not develop products comparable or superior to those developed by it or adapt more quickly than the Company to new technologies, evolving industry trends or changing client requirements. There can be no assurance that the Company will be able to compete effectively against current or future competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, operating results or financial condition. See "Business-- Competition."

  Dependence on Key Personnel. The Company's business involves the development, marketing and installation of technologically complex software products and the delivery of professional services and is labor intensive. The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services needed by the Company in order to operate its business successfully. If the Company is unable to hire and retain sufficient numbers of highly skilled employees, the Company's business, operating results and financial condition could be materially and adversely affected. In addition, the loss of Albert R. Subbloie, Jr., the President and Chief Executive Officer, or Gary R. Martino, Chairman of the Board and Chief Financial Officer, or some of the Company's other key personnel could have a material adverse effect on the Company's business, operating results or financial condition, including its ability to attract employees and secure and complete engagements. The Company maintains key-man life insurance policies with respect to certain of its executive officers, including Mr. Subbloie and Mr. Martino. See "Business--Employees."

  Risk of Product Defects. Software products frequently contain errors, especially when first introduced or when new versions are released. Although the Company conducts extensive product testing during product development, the Company has at times been forced to delay commercial release of software until problems were corrected and, in some cases, has provided enhancements to correct errors in released software. The Company could, in the future, lose revenues as a result of software errors or defects. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in software or releases after commencement of commercial shipments, resulting in loss or delay of revenue, delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "--Product Liability."

  Risks Associated with International Operations. International operations accounted for approximately 28%, 38% and 26% of total revenues for 1994, 1995 and 1996, respectively. The Company intends to expand its international sales activity, which will require significant management attention and financial resources and will require the Company to establish additional foreign operations and hire additional personnel. As of March 31, 1997 the Company employed 23 employees who are based in Europe. The Company has an office located in London, England. There can be no assurance that the Company will be able to maintain or increase international market demand for its products and, to the extent the Company is unable to do so, its business, operating results or financial condition could be materially adversely affected. The Company's international sales are currently denominated in U.S. dollars with respect to sales outside of the United Kingdom and Europe, and generally in pounds sterling with respect to sales in the United Kingdom and Europe. An increase in the value of the U.S. dollar or pound sterling relative to other currencies could make the Company's products more expensive and, therefore, potentially less competitive in foreign markets. Currently, the Company does not employ currency hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of other risks, including potentially longer payment cycles and difficulties in collecting international accounts receivable, difficulties in enforcement of contractual obligations and intellectual property rights, potentially adverse tax consequences, increased costs associated with maintaining international marketing efforts, costs of localizing products for foreign markets, tariffs, duties and other trade barriers, adverse changes in regulatory requirements, possible recessionary economies outside of the United States and political and economic instability. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on its business, operating results or financial condition. See "--Dependence on Indirect Marketing and Distribution Channels; Potential Conflicts," "--Need to Expand Marketing and Distribution Channels," "Business--Employees" and "Business--Facilities."

  Dependence on Licensed Technology. The Company licenses, and expects to license in the future, technology from other companies for use in and with its products. The inability of the Company to license these products or other necessary products for use in or with its products could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the effective implementation of the Company's products may depend in the future upon the successful operation of licensed products as an integrated part of, or in conjunction with, the Company's products. Any undetected errors in such licensed products could impair the functionality of the Company's products or otherwise delay or prevent the implementation of an installation or the introduction of new products, and injure the Company's reputation, which could have a material adverse effect on its business, operating results or financial condition. See "--Risk of Product Defects."

  Increased Use of Third-Party Development Tools. The Company's EDGE products include application development tools which are used to build and modify applications. If third-party application development tools become more widely used as a result of technological advances or customer requirements, the Company could be required to make greater use of third-party tools in the future, and to enter into license arrangements with such third parties, which could result in higher royalty payments, a loss of product differentiation and delays. Such effects or the inability of the Company to enter into commercially reasonable licenses could have a material adverse effect on the Company's business, operating results or financial condition. See "--Rapid Technological Change" and "Business--Products and Services."

  Dependence on Growth of Client/Server Computing Environment. The Company markets its products to customers that have committed or are committing their call center systems to client/server computing environments, or are converting legacy systems, in part or in whole, to a client/server computing environment. The Company's success will depend on further growth in the number of organizations adopting client/server computing environments. There can be no assurance that the client/server computing trends anticipated by the Company will occur or that the Company will be able to respond effectively to the evolving requirements of this market. If the client/server market fails to grow, or grows at a rate slower than experienced in the past, the Company's business, operating results or financial condition could be materially adversely affected. See "--Rapid Technological Change" and "Business--Product Development."

  Industry Concentration. A substantial portion of the Company's revenues historically have been derived from customers in the teleservices outsourcing, telecommunications and financial services industries. The Company's strategy is to further develop its knowledge of the business processes and requirements of other industries in order to establish additional market opportunities, but there can be no assurance that the Company will be successful in doing so. The failure of the Company to increase its customers among a broader base of varied industries, or a downturn in one or more of the teleservices outsourcing, telecommunications or financial services industries could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Strategy."

  Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be enforceable under the laws of certain jurisdictions. The risk of product liability claims is inherent in the sale and support of products, and there can be no assurance that the Company will not be subject to such claims in the future. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "--Risk of Product Defects."

  Regulatory Environment. Certain uses of outbound call processing systems are regulated by federal, state and foreign law. Although the Company's systems can be programmed to operate in compliance with these laws through the use of appropriate calling lists and calling campaign time parameters, compliance with these laws may limit the potential use of the Company's products. In addition, there can be no assurance that future legislation further restricting telephone solicitation practices, if enacted, would not adversely affect the Company. See "Business--Regulatory Environment."

  Control by Directors and Officers. Based upon the number of shares outstanding as of March 31, 1997, upon completion of this offering the Company's officers and directors, and their affiliates, will beneficially own approximately 52.2% of the Company's outstanding Common Stock. These shareholders, if acting together, will have the ability to elect the Company's directors and to determine the outcome of corporate actions requiring shareholder approval, irrespective of how other shareholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

  Discretion as to Use of Proceeds. The primary purposes of this offering are to create a public market for the Company's Common Stock, to facilitate future access to public markets and to obtain additional working capital. As of the date of this Prospectus, the Company has no specific plans to use the net proceeds from this offering other than for working capital and general corporate purposes, including the repayment of bank debt. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds from this offering. See "Use of Proceeds."

  No Public Market. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Common Stock could be subject to significant fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, and other events or factors. In addition, investors should be aware that market prices for securities of companies similar to the Company are highly volatile and such volatility is sometimes unrelated to the operating performance of such companies. These fluctuations, as well as general economic, market and political conditions, may materially and adversely affect the market price of the Common Stock. See "--Fluctuations in Quarterly Performance."

  Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the prevailing market price of the Common

Stock. In addition to the 3,900,000 shares of Common Stock offered hereby, as of the date of this Prospectus (the "Effective Date"), based upon shares outstanding as of March 31, 1997, there will be approximately 5,295,782 shares of Common Stock outstanding. Approximately 57,744 shares of Common Stock, which are not subject to lock-up agreements with representatives of the Underwriters ("Lock-up Agreements"), will be eligible for sale beginning 90 days following the Effective Date subject to certain resale restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, beginning 90 days after the Effective Date, approximately 318,373 shares of Common Stock that are subject to 90-day Lock-up Agreements will be available for sale without restriction in reliance on Rule 144(k) under the Securities Act. Beginning 180 days after the Effective Date, approximately 4,887,265 shares of Common Stock that are subject to 180-day Lock-up Agreements will be available for sale, of which approximately 4,515,500 shares will be subject to certain resale restrictions pursuant to Rule 144 and approximately 371,765 shares will be available for sale without restriction pursuant to Rule 144(k). As of the Effective Date, based on the number of options outstanding at March 31, 1997, 779,053 shares of Common Stock will be issuable pursuant to vested options under the Company's option plans, of which approximately 729,906 shares will be subject to 180-day Lock-up Agreements. Shortly after the Effective Date, the Company intends to file one or more registration statements on Form S-8 to register under the Securities Act shares issuable under the Company's option plans, upon which filing such shares will generally be available for sale in the public market, subject to Rule 144 limitations and Lock-up Agreements, to the extent applicable. In addition, holders of 3,574,726 shares of Common Stock will have certain rights to registration of their shares under the Securities Act. See "Shares Eligible for Future Sale."

  Antitakeover Provisions. The Company's Certificate of Incorporation requires that any action required or permitted to be taken by shareholders of the Company must be effected at a duly called annual or special meeting of shareholders and may not be effected by consent in writing except by unanimous written consent, and requires advance notice by a shareholder of any matter which such shareholder desires to present at any annual or special meeting of shareholders. Special meetings of shareholders may be called only by the Chairman of the Board or by the Secretary of the Company at the request of the Board or upon the written demand of the holders of 35% of the voting stock entitled to vote at such special meeting. The Certificate of Incorporation provides for a classified Board of Directors, and members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares of capital stock of the Company entitled to vote. In addition, shares of preferred stock ("Preferred Stock") may be issued in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The Company has no present plans to issue any shares of Preferred Stock. These provisions, and other provisions of the Certificate of Incorporation, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Certain Provisions of the Certificate of Incorporation, Bylaws and Connecticut Law; Antitakeover Effects."

  Dilution. Purchasers of shares of Common Stock in this offering will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,800,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $30.0 million, assuming an initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The principal purposes of this offering are to increase the Company's equity capital, to create a public market for the Common Stock and to facilitate future access by the Company to public equity markets. The Company intends to use approximately $7.7 million of the net proceeds of the offering to repay in full the outstanding indebtedness under the Loan and Security Agreement dated October 26, 1995, as amended (the "Loan and Security Agreement"), between the Company and People's Bank (the "Bank"). The Loan and Security Agreement provides for a $6.0 million line of credit (the "Line of Credit") and a $2.5 million Term Note (the "Term Note"). The Line of Credit expires on February 1, 1998 and bears interest at a floating rate which was 9.25% per annum at March 31, 1997. The Term Note is payable in monthly principal installments through October 2002. The Term Note bears interest at 11.0% payable on a current basis and accrues additional interest based upon a formula which approximates 9.0%. The outstanding principal balances of the Term Note and the Line of Credit, together with accrued interest thereon, are required to be paid in full upon consummation of the offering. The Company, however, will be permitted to continue to borrow amounts under the Line of Credit through February 1, 1998. In addition, the Company intends to use $250,000 of the net proceeds of the offering to repay in full a note bearing an interest rate of 12.0% payable to Wand/IMA Investments, L.P., dated December 21, 1990, as amended (the "Wand Note").

  The Company expects to use the remaining net proceeds from the offering for working capital and other general corporate purposes. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. While the Company engages from time to time in discussions with respect to potential acquisitions, the Company has no plans, commitments or agreements with respect to any such acquisitions as of the date of this Prospectus. The Company has not as yet identified specific uses for such proceeds and will have discretion over their use and investment. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment grade, interest-bearing instruments. See "Risk Factors--Discretion as to Use of Proceeds."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. The Company is currently prohibited by the terms of the Loan and Security Agreement from paying any cash dividends without the prior written consent of the Bank.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1997 (i) on an actual basis, (ii) on a pro forma basis giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into 1,532,161 shares of Common Stock, the issuance of 415,308 shares pursuant to the cashless exercise of outstanding Common Stock purchase warrants, the issuance of 154,934 shares of Common Stock pursuant to the exercise of stock options, and the filing of an amendment to the Certificate of Incorporation to eliminate the Convertible Preferred Stock and (iii) on a pro forma as adjusted basis giving effect to the issuance and sale by the Company of 2,800,000 shares of Common Stock offered hereby at an assumed public offering price of $12.00 per share and the receipt and application of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                         MARCH 31, 1997
                                                 --------------------------------
                                                                       PRO FORMA
                                                  ACTUAL   PRO FORMA  AS ADJUSTED
                                                 --------  ---------  -----------
                                                         (IN THOUSANDS)
Short-term debt:
 Bank line of credit...........................  $  4,860  $  4,860    $    --
 Term note payable to bank.....................       208       208         --
 Subordinated note payable to shareholder......       250       250         --
 Capital lease obligations.....................       249       249         249
                                                 --------  --------    --------
 Total.........................................  $  5,567  $  5,567    $    249
                                                 ========  ========    ========
Term note payable to bank, net of current
 portion.......................................  $  2,292  $  2,292    $    --
Capital lease obligations, net of current
 portion.......................................       315       315         315
Series A senior redeemable convertible
 preferred stock, no par value (liquidation
 value of $5,272,000), 4,500 shares issued and
 outstanding (actual); no shares authorized,
 issued or outstanding (pro forma and pro forma
 as adjusted)..................................     5,248       --          --
Series B senior redeemable convertible
 preferred stock, no par value (liquidation
 value of $4,496,000), 4,350 shares issued and
 outstanding (actual); no shares authorized,
 issued or outstanding (pro forma and pro forma
 as adjusted)..................................     4,374       --          --
Redeemable common stock warrants...............     2,865       --          --
Shareholders' equity (1):
Preferred stock, undesignated, no par value,
 500,000 shares authorized, no shares issued or
 outstanding (actual, pro forma and pro forma
 as adjusted)..................................       --        --          --
Common Stock: no par value, 20,000,000 shares
 authorized, 4,293,379 shares issued and
 outstanding (actual); 20,000,000 shares
 authorized (pro forma and pro forma as
 adjusted); 6,395,782 shares issued and
 outstanding (pro forma); 9,195,782 shares
 issued and outstanding (pro forma as
 adjusted).....................................     5,798    18,163      48,211
Cumulative translation adjustment..............      (114)     (114)       (114)
Accumulated deficit............................   (17,069)  (17,069)    (17,069)
                                                 --------  --------    --------
 Total shareholders' equity (deficit)..........   (11,385)      980      31,028
                                                 --------  --------    --------
  Total capitalization.........................  $  3,709  $  3,587    $ 31,343
                                                 ========  ========    ========

--------
(1) Based upon the number of shares of Common Stock outstanding as of March 31, 1997. The number of shares outstanding excludes (i) 1,382,241 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.49 per share and (ii) 6,750 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $4.89 per share. See "Management--Stock Option Plans," "Description of Capital Stock" and Note 9 of Notes to Consolidated Financial Statements.

                                   DILUTION

  Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of Common Stock. At March 31, 1997, the pro forma net tangible book value of the Company was approximately $1.0 million, or $0.15 per share of Common Stock. Pro forma net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect upon closing of this offering to (i) the conversion of the Convertible Preferred Stock into 1,532,161 shares of Common Stock, (ii) the issuance of 415,308 shares of Common Stock pursuant to the cashless exercise of outstanding Common Stock purchase warrants and (iii) the exercise of stock options for 154,934 shares of Common Stock by certain Selling Shareholders. After giving effect to the sale by the Company of shares of Common Stock offered hereby (at an assumed initial public offering price of $12.00 per share) and the receipt and application of the net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company at March 31, 1997 would have been approximately $31.0 million, or $3.37 per share. This represents an immediate increase in pro forma net tangible book value of $3.22 per share to existing shareholders and an immediate dilution of $8.63 per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution:

Initial public offering price per share...........................       $12.00
 Pro forma net tangible book value per share as of March 31, 1997. $0.15
 Increase per share attributable to new investors.................  3.22
                                                                   -----
Pro forma net tangible book value per share after the offering....         3.37
                                                                         ------
Dilution per share to new investors...............................       $ 8.63
                                                                         ======

  The following table summarizes, on a pro forma basis, as of March 31, 1997, the differences between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average consideration paid per share by the existing shareholders and by the new investors in this offering (at an assumed initial public offering price of $12.00 per share):

                             SHARES PURCHASED  TOTAL CONSIDERATION
                             ----------------- ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                             --------- ------- ----------- ------- -------------
Existing shareholders(1).... 6,395,782   69.6% $14,430,083   30.0%    $ 2.26
New investors............... 2,800,000   30.4   33,600,000   70.0     $12.00
                             ---------  -----  -----------  -----
  Totals.................... 9,195,782  100.0% $48,030,083  100.0%
                             =========  =====  ===========  =====

--------
(1) Sales of shares by the Selling Shareholders in the offering will reduce the number of shares held by existing shareholders to 5,295,782 or 57.6% (4,710,782 shares or 51.2% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering and will increase the number of shares held by new investors to 3,900,000 or 42.4% (4,485,000 shares or 48.8% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the offering. The foregoing computations assume no exercise of outstanding stock options at or after March 31, 1997, except options for 154,934 shares of Common Stock to be exercised by certain Selling Shareholders. Based upon the number of shares of Common Stock outstanding as of March 31, 1997; the number of shares outstanding excludes (i) 1,382,241 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.49 per share and (ii) 6,750 shares of Common Stock issuable upon the exercise of outstanding warrants at an exercise price of $4.89 per share. See "Capitalization," "Management--Stock Option Plans," "Description of Capital Stock" and Note 9 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1995 and 1996, and for each of the years in the three-year period ended December 31, 1996 are derived from financial statements which have been audited by Arthur Andersen LLP, independent public accountants, which appear elsewhere in this Prospectus. The selected financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 are derived from audited financial statements not included in this Prospectus. The selected financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from unaudited financial statements of the Company which have been prepared on the same basis as the audited financial statements and which, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for the full year. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                 YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                         -------------------------------------------  -----------------
                          1992    1993     1994     1995      1996     1996     1997
                         ------  -------  -------  -------  --------  ------  ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues:
 License fees:
  EDGE product line..... $2,125  $ 5,550  $ 4,703  $ 8,368  $ 12,180  $2,449   $ 3,802
  Telemar product line..  3,636    1,916    2,690    2,457       842     480       --
                         ------  -------  -------  -------  --------  ------   -------
   Total license fees...  5,761    7,466    7,393   10,825    13,022   2,929     3,802
                         ------  -------  -------  -------  --------  ------   -------
 Services and mainte-
  nance:
  EDGE product line.....    752    2,209    7,872   10,342    11,643   2,612     3,654
  Telemar product line..  2,652    3,276    3,087    2,642     1,612     548       --
                         ------  -------  -------  -------  --------  ------   -------
   Total services and
    maintenance.........  3,404    5,485   10,959   12,984    13,255   3,160     3,654
                         ------  -------  -------  -------  --------  ------   -------
    Total revenues......  9,165   12,951   18,352   23,809    26,277   6,089     7,456
                         ------  -------  -------  -------  --------  ------   -------
 Cost of revenues:
 License fees...........     60      165      462      700       709     166        71
 Services and mainte-
  nance.................  1,434    2,108    6,268    8,225     7,191   1,822     1,952
                         ------  -------  -------  -------  --------  ------   -------
  Total cost of reve-
   nues.................  1,494    2,273    6,730    8,925     7,900   1,988     2,023
                         ------  -------  -------  -------  --------  ------   -------
 Gross profit...........  7,671   10,678   11,622   14,884    18,377   4,101     5,433
                         ------  -------  -------  -------  --------  ------   -------
 Operating expenses:
 Sales and marketing....  2,604    3,694    5,857    6,844     8,055   1,872     2,648
 Product development....  2,553    4,356    6,106    6,802     6,382   1,553     1,532
 General and adminis-
  trative...............  1,994    2,862    2,693    3,824     3,878   1,024     1,092
 Amortization of ac-
  quired software.......    578      --       --       --        --      --        --
 Write-off of acquired
  software..............    --     2,228      --       --        --      --        --
                         ------  -------  -------  -------  --------  ------   -------
  Total operating ex-
   penses...............  7,729   13,140   14,656   17,470    18,315   4,449     5,272
                         ------  -------  -------  -------  --------  ------   -------
 Operating income
  (loss)................    (58)  (2,462)  (3,034)  (2,586)       62    (348)      161
 Other income (expense).   (223)    (381)    (917)  (1,100)   (1,079)   (281)     (257)
                         ------  -------  -------  -------  --------  ------   -------
 Loss before provision
  for income taxes......   (281)  (2,843)  (3,951)  (3,686)   (1,017)   (629)      (96)
 Provision for income
  taxes.................     12      112      132      100        30     --         90
                         ------  -------  -------  -------  --------  ------   -------
 Net loss............... $ (293) $(2,955) $(4,083) $(3,786) $ (1,047) $ (629)  $  (186)
                         ======  =======  =======  =======  ========  ======   =======
 Pro forma net loss per
  share (1).............                                    $  (0.17) $(0.10)  $ (0.03)
                                                            ========  ======   =======
 Pro forma shares used
  in net loss per share
  calculation (1).......                                       6,127   6,019     6,668
                                                            ========  ======   =======
                                      DECEMBER 31,                            MARCH 31,
                         -------------------------------------------          ---------
                          1992    1993     1994     1995      1996              1997
                         ------  -------  -------  -------  --------          ---------
                                         (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equiva-
  lents................. $  234   $1,395  $   446  $ 1,543  $  3,073           $ 2,541
 Working capital (defi-
  cit)..................    276       63   (3,619)  (1,233)    1,210                83
 Total assets...........  7,795    9,613   12,150   12,519    17,281            18,565
 Short-term debt........  1,174    2,962    5,499    3,871     5,444             5,567
 Long-term debt.........  2,139    1,926    1,423    3,042     2,803             2,607
 Senior redeemable con-
  vertible preferred
  stock.................    --       --       --     4,751     9,431             9,622
 Redeemable common stock
  warrants..............  1,058    1,058    1,517    2,480     2,865             2,865
 Total shareholders' eq-
  uity (deficit)........  1,285     (871)  (4,200)  (9,295)  (10,906)          (11,385)

--------
(1) Computed as described in Note 2 of Notes to Consolidated Financial
    Statements.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  The pro forma consolidated statement of operations that follows is presented to give effect to the sale of the Telemar product line on September 1, 1996, as if the sale occurred on January 1, 1996. The pro forma information, which reflects the elimination of identifiable revenues and expenses attributable to the Telemar product line, does not purport to be indicative of the actual results that would have been achieved had the sale taken place on January 1, 1996 or the results which may be achieved in the future.

                                                YEAR ENDED DECEMBER 31, 1996
                                                -------------------------------
                                                ACTUAL   ADJUSTMENT   PRO FORMA
                                                -------  ----------   ---------
                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
 Revenues:
  License fees:
    EDGE product line.......................... $12,180    $  --       $12,180
    Telemar product line.......................     842      (842)(1)      --
                                                -------                -------
      Total license fees.......................  13,022                 12,180
                                                -------                -------
  Services and maintenance:
    EDGE product line..........................  11,643                 11,643
    Telemar product line.......................   1,612    (1,612)(2)      --
                                                -------                -------
      Total services and maintenance...........  13,255                 11,643
                                                -------                -------
        Total revenues.........................  26,277                 23,823
                                                -------                -------
 Cost of revenues:
  License fees.................................     709       (93)(3)      616
  Services and maintenance.....................   7,191      (520)(4)    6,671
                                                -------                -------
   Total cost of revenues......................   7,900                  7,287
                                                -------                -------
 Gross profit..................................  18,377                 16,536
                                                -------                -------
 Operating expenses:
  Sales and marketing..........................   8,055      (823)(5)    7,232
  Product development..........................   6,382    (1,070)(6)    5,312
  General and administrative...................   3,878      (244)(7)    3,634
                                                -------                -------
   Total operating expenses....................  18,315                 16,178
                                                -------                -------
 Operating income..............................      62                    358
 Other income (expense)........................  (1,079)      (92)(8)   (1,171)
                                                -------                -------
 Loss before provision for income taxes........  (1,017)                  (813)
 Provision for income taxes....................      30                     30
                                                -------                -------
 Net loss...................................... $(1,047)               $  (843)
                                                =======                =======

--------
(1) Represents the elimination of Telemar license fees.
(2) Represents the elimination of Telemar services and maintenance revenues.
(3) Represents the elimination of payroll, taxes and benefits of $66,000 related to employees dedicated to Telemar, as well as the elimination of $27,000 of direct license costs.
(4) Represents the elimination of payroll, taxes and benefits of $455,000 related to employees dedicated to Telemar, as well as $20,000 of outside consulting costs and $45,000 of other direct costs related to Telemar.
(5) Represents the elimination of payroll, taxes and benefits of $466,000 related to employees dedicated to Telemar, as well as $295,000 of related travel costs, $49,000 of advertising and promotional costs and $13,000 of other direct costs related to Telemar.
(6) Represents the elimination of payroll, taxes and benefits of $1,002,000 related to employees dedicated to Telemar, as well as $68,000 of direct costs used in the research and development efforts related to Telemar.
(7) Represents the elimination of $28,000 of legal costs, $69,000 of equipment depreciation expense, $60,000 of provision for doubtful accounts and $87,000 of other direct costs related to Telemar.
(8) Represents the elimination of the gain on sale of Telemar.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The following discussion contains forward-looking statements and the Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this Prospectus.

OVERVIEW

  The Company develops, markets and supports customer interaction software designed to increase the productivity and revenue-generating capabilities of mid-size and large-scale telephone call centers. The Company currently derives substantially all of its revenues from licensing its EDGE suite of products and providing services related to the implementation, deployment and maintenance of EDGE. The Company's predecessor, Information Management Associates (the "Partnership"), was founded in 1984 as a partnership, with a focus on information systems consulting and software development and released its first software product, called Telemar, a telemarketing application for IBM mid-range computers, at the end of 1985. The Partnership transferred substantially all of its software assets to the Company in connection with the Company's formation in 1990. In 1991 the Company acquired the EDGE software and related assets from Coffman Systems, Inc. and made available its first client/server open system product offering in the fourth quarter of that year. Since the acquisition of EDGE, the Company has engaged in significant product development efforts related to the EDGE architecture and product features. The Company's EDGE software license fees increased from approximately $4.7 million in 1994 to $8.4 million in 1995 and to $12.2 million in 1996, which represented year-over-year growth of 77.9% from 1994 to 1995 and 45.6% from 1995 to 1996. The Company's EDGE software license fees also increased from $2.4 million in the first quarter of 1996 to $3.8 million in the first quarter of 1997 which represented year-over-year growth for such period of 55.2%. Due to the substantial growth in EDGE software license fees and client/server open system software market opportunities, the Company elected to focus exclusively on its EDGE products and, in September 1996, sold Telemar and certain related assets and liabilities to Telemar Software International LLC ("TSI"). The Company maintains its principal office in Shelton, Connecticut and branch offices in Irvine, California, Lisle, Illinois, Annapolis, Maryland and Roswell, Georgia. The Company's subsidiary, Information Management Associates Limited, maintains an office in London, England.

  The Company realized operating losses in 1994 and 1995 which resulted primarily from the Company's significant investments in product development and increased services costs. The Company spent $6.1 million, $6.8 million and $6.4 million on product development, representing 33.3%, 28.6% and 24.3% of total revenues, in 1994, 1995 and 1996, respectively, primarily to enhance and develop new components to the EDGE product line to support the complex requirements of mid-size and large-scale call centers. The Company believes that these investments have enhanced the competitiveness of its software products and intends to continue to engage in substantial product development activities for the foreseeable future. The Company expects that product development expenses will increase, in absolute dollars, over time, although the Company currently anticipates that such expenditures will remain the same or decrease as a percentage of total revenues in the next two years. As a result of investments in product development, growth in the client/server open system software market and the sale of Telemar, the Company earned a small operating profit in 1996 and in the first quarter of 1997.

  The Company's revenue is derived from two sources: software license fees for the use of the Company's software products, and services and maintenance fees for implementation, consulting, support and training related to the Company's software products. For all periods presented herein, the Company has recognized license fee revenues in accordance with Statement of Position 91-1 entitled "Software

Revenue Recognition" issued by the American Institute of Certified Public Accountants. License fee revenues consist of revenues from initial licenses for the Company's software products and license upgrades to existing customers for additional users or modules. The Company recognizes initial license fee revenues upon licensing and delivery of the software, if the software is not subject to customer acceptance or post-delivery obligations. If the license is subject to customer acceptance or post-delivery obligations, the license fee revenues are deferred until customer acceptance has occurred or the post-delivery obligations have been met.

  The second component of the Company's revenues derives from professional services associated with the implementation and deployment of the Company's software products and maintenance fees for ongoing customer support. The Company's professional consulting, technical support and maintenance services include application development, systems integration, systems and database design and construction and software training. The Company recognizes revenue from professional services as such services are performed. Annual maintenance fees are charged as a percentage of the license fee, and are recognized ratably over the term of the maintenance agreement, which is usually twelve months. The maintenance agreements are renewable at the discretion of the customer and subject to change annually.

  The Company markets its products in the United States through a direct sales organization. The Company markets its products outside the United States in Europe, the Pacific Rim, Canada, Mexico and Latin America through remarketing and distribution relationships which it supplements with a direct sales force in certain regions. The Company established sales and support operations in the United Kingdom in 1990 to broaden its European distribution capabilities. In 1996, United States and international revenues were approximately 74% and 26% of total revenues, respectively. See "Risk Factors--Risks Associated with International Operations" and Note 15 of Notes to Consolidated Financial Statements.

  Although the Company has experienced significant growth in revenues during the past three years, the Company does not believe prior growth is necessarily indicative of future operating results. In addition, the Company expects increased competition and intends to continue to invest in its business. The Company believes that its existing working capital, operating activities and business strategies will provide sufficient cash to fund its operations through December 31, 1997. There can be no assurance that the Company will be profitable on a quarterly or annual basis. Future operating results will depend on many factors, including demand for the Company's products, the level of product competition, competitor pricing, the size and timing of significant orders, changes in pricing policies by the Company or its competitors, the ability of the Company to develop, introduce and market new products on a timely basis and changes in levels of operating expenses. See "Risk Factors-- History of Operating Losses; Uncertainty of Future Operating Results," "Risk Factors--Rapid Technological Change" and "Risk Factors--Competition."

RECENT DEVELOPMENTS

  The Company's total revenues for the three months ended June 30, 1997 increased 29.9% to $8.7 million from $6.7 million for the three months ended June 30, 1996. For the six months ended June 30, 1997 total revenues increased 26.4% to $16.2 million from $12.8 million for the same period in 1996. EDGE revenues increased 51.3% and 49.4% to $8.7 million and $16.2 million for the three and six month periods ended June 30, 1997, respectively, as compared to $5.8 million and $10.8 million, respectively, for the comparable periods in 1996.

  Operating income increased to $492,000 for the three months ended June 30, 1997 from $32,000 for the same period in 1996. For the six months ended June 30, 1997 operating income increased to $654,000 from an operating loss of $316,000 for the same period in 1996.

  Net income was $270,000 for the three months ended June 30, 1997 compared to a net loss of $299,000 for the same period in 1996. For the six months ended June 30, 1997 net income was $85,000 compared to a net loss of $928,000 for the same period in 1996.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of total revenues for certain items in the Company's consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997.

                                                                   THREE MONTHS
                                    YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                    ---------------------------   -----------------
                                     1994      1995      1996      1996      1997
                                    -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
 Revenues:
  License fees:
    EDGE product line.............     25.6%     35.2%     46.4%     40.2%     51.0%
    Telemar product line..........     14.7      10.3       3.2       7.9       --
                                    -------   -------   -------   -------   -------
      Total license fees..........     40.3      45.5      49.6      48.1      51.0
                                    -------   -------   -------   -------   -------
  Services and maintenance:
    EDGE product line.............     42.9      43.4      44.3      42.9      49.0
    Telemar product line..........     16.8      11.1       6.1       9.0       --
                                    -------   -------   -------   -------   -------
      Total services and mainte-
       nance......................     59.7      54.5      50.4      51.9      49.0
                                    -------   -------   -------   -------   -------
        Total revenues............    100.0     100.0     100.0     100.0     100.0
                                    -------   -------   -------   -------   -------
 Cost of revenues:
  License fees....................      2.5       2.9       2.7       2.7       1.0
  Services and maintenance........     34.2      34.5      27.4      29.9      26.2
                                    -------   -------   -------   -------   -------
    Total cost of revenues........     36.7      37.4      30.1      32.6      27.2
                                    -------   -------   -------   -------   -------
 Gross profit.....................     63.3      62.6      69.9      67.4      72.8
                                    -------   -------   -------   -------   -------
 Operating expenses:
  Sales and marketing.............     31.9      28.7      30.7      30.7      35.5
  Product development.............     33.3      28.6      24.3      25.6      20.6
  General and administrative......     14.7      16.1      14.8      16.8      14.6
                                    -------   -------   -------   -------   -------
    Total operating expenses......     79.9      73.4      69.8      73.1      70.7
                                    -------   -------   -------   -------   -------
 Operating income (loss)..........    (16.6)    (10.8)      0.1      (5.7)      2.1
 Other income (expense)...........     (5.0)     (4.6)     (4.1)     (4.6)     (3.4)
                                    -------   -------   -------   -------   -------
 Loss before provision for income
  taxes...........................    (21.6)    (15.4)     (4.0)    (10.3)     (1.3)
 Provision for income taxes.......      0.7       0.4       --        --        1.2
                                    -------   -------   -------   -------   -------
 Net loss.........................    (22.3)%   (15.8)%    (4.0)%   (10.3)%    (2.5)%
                                    =======   =======   =======   =======   =======

  The following table sets forth for each component of revenue, the cost of such revenue expressed as a percentage of such revenue for the periods indicated:

                                                                   THREE MONTHS
                                    YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                                    ---------------------------   -----------------
                                     1994      1995      1996      1996      1997
                                    -------   -------   -------   -------   -------
Cost of license fees..............      6.2%      6.5%      5.4%      5.7%      1.9%
Cost of services and maintenance .     57.2      63.3      54.3      57.7      53.4

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1997

 Revenues

  Total revenues increased 22.5% from $6.1 million in the first quarter of 1996 to $7.5 million in the first quarter of 1997.

  License Fees. Total license fees increased 29.8% from $2.9 million, or 48.1% of total revenues, in the first quarter of 1996 to $3.8 million, or 51.0% of total revenues, in the first quarter of 1997. EDGE license fees increased 55.2% from $2.4 million in the first quarter of 1996 to $3.8 million in the first quarter of 1997. The increase in EDGE license fees was primarily attributable to increased market awareness and acceptance of the EDGE products, increased productivity resulting from focusing solely on the EDGE product line, and expansion of the Company's sales and marketing organization. Telemar license fees decreased from $500,000 in the first quarter of 1996 to $0 in the first quarter of 1997 due to the sale of the Telemar product line in September 1996.

  Services and Maintenance. Services and maintenance revenues increased 15.6% from $3.2 million, or 51.9% of total revenues, in the first quarter of 1996 to $3.7 million, or 49.0% of total revenues, in the first quarter of 1997. EDGE services and maintenance revenues increased 39.9% from $2.6 million in the first quarter of 1996 to $3.7 million in the first quarter of 1997. The increase in EDGE services and maintenance revenues was primarily attributable to the significant increase in EDGE software licenses in the fourth quarter of 1996 and the first quarter of 1997. Telemar services and maintenance revenues decreased from $500,000 in the first quarter of 1996 to $0 in the first quarter of 1997 due to the sale of the Telemar product line in September 1996.

 Cost of Revenues

  Cost of revenues increased 1.8% from $1.99 million in the first quarter of 1996 to $2.02 million in the first quarter of 1997.

  Cost of License Fees. Cost of license fees is comprised of the costs of media packaging, documentation, third party software and software production personnel. Cost of license fees decreased 57.2% from $166,000, or 5.7% of total license fees, in the first quarter of 1996 to $71,000, or 1.9% of total license fees, in the first quarter of 1997. The higher cost of license fees in 1996 was attributable to the cost of other vendors' products resold by the Company in connection with the Telemar product line.

  Cost of Services and Maintenance. The cost of services and maintenance consists of salaries, wages, benefits and other costs related to installation, implementation, training, and maintenance support of the Company's software products. The cost of services and maintenance increased 7.1% from $1.8 million, or 57.7% of services and maintenance revenues, in the first quarter of 1996 to $2.0 million, or 53.4% of services and maintenance revenues, in the first quarter of 1997. The improvement in services and maintenance margin was primarily due to higher productivity from the Company's client services organization.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses consist primarily of commissions, salaries, bonuses and other related expenses for sales and marketing personnel, as well as marketing, advertising and promotional expenses. Sales and marketing expenses increased 41.5% from $1.9 million, or 30.7% of total revenues, in the first quarter of 1996 to $2.6 million, or 35.5% of total revenues, in the first quarter of 1997. This increase was primarily attributable to the hiring of additional sales and marketing personnel, increased print advertisements for participation in trade shows, travel expenses and other sales and marketing expenses. Sales and marketing expenses are expected to continue to increase in connection with continued expansion of the sales and marketing staff during the remainder of 1997.

  Product Development. Product development expenses consist primarily of salaries, bonuses, other related personnel expenses and consulting fees, as well as the cost of facilities and equipment. Costs related to product development are expensed as incurred. Product development expenses decreased 1.4% from $1.6 million, or 25.6% of total revenues, in the first quarter of 1996 to $1.5 million, or 20.6% of total revenues, in the first quarter of 1997. The reduction of product development expenses was attributable to the sale of the Telemar product line in September 1996, after which no Telemar product development expenses were incurred.

  General and Administrative. General and administrative expenses represent the costs of executive, finance and administrative support personnel, the portion of occupancy expenses allocable to administration, unallocated corporate expenses such as fees for legal and auditing services and bad debt expense. The Company's general and administrative expenses increased 6.6% from $1.0 million, or 16.8% of total revenues, in the first quarter of 1996 to $1.1 million, or 14.6% of total revenues, in the first quarter of 1997. The 6.6% increase in general and administrative expenses was primarily attributable to an increase in personnel costs incurred in connection with additions to the Company's accounting and legal staff to support higher business volume.

 Other Income (Expense)

  Interest Expense. Interest expense consists of interest on debt and equipment financing less interest earned on cash, notes receivable from officers and the promissory note entered into in connection with the sale of Telemar. Net interest expense decreased 8.5% from $281,000 in the first quarter of 1996 to $257,000 in the first quarter of 1997. The reduction in net interest expense was primarily due to higher interest income of $38,000 netted against an increase in interest expense of $17,000.

  Provision for Income Taxes. Provision for income taxes consists of foreign and state income and withholding taxes. The increase in provision for income taxes is primarily attributable to an increase in international withholding taxes. At March 31, 1997, the Company had approximately $8.5 million of U.S. Federal net operating loss carryforwards and approximately $2.0 million of state net operating loss carryforwards, which can be used, subject to certain limitations, to offset future taxable income. The U.S. Federal net operating loss carryforwards expire through 2011 and the state net operating loss carryforwards expire through 2001. The Company believes the sale of Common Stock by the Company and the Selling Shareholders in this offering may cause an annual limitation on the use of its net operating loss carryforwards pursuant to the "change in control" provisions of Section 382 of the Internal Revenue Code. However, the Company does not anticipate that the limitation will materially impact its utilization of its net operating loss carryforwards in the near term.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1996

 Revenues

  Total revenues increased 10.4% from $23.8 million in 1995 to $26.3 million in 1996.

  License Fees. Total license fees increased 20.3% from $10.8 million, or 45.5% of total revenues, in 1995 to $13.0 million, or 49.6% of total revenues, in 1996. EDGE license fees increased 45.6% from $8.4 million in 1995 to $12.2 million in 1996. The increase in EDGE license fees was primarily attributable to an increase in the average size of customer licenses, increased market awareness and acceptance of the EDGE products, and increased productivity resulting from expansion of the Company's sales and marketing organization. Telemar license fees decreased 65.7% from $2.5 million in 1995 to $842,000 in 1996. The decrease in Telemar license fees was due to a decrease in demand for Telemar software and the sale of the Telemar product line in September 1996.

  Services and Maintenance. Services and maintenance revenues increased 2.1% from $13.0 million, or 54.5% of total revenues, in 1995 to $13.3 million, or 50.4% of total revenues, in 1996. EDGE services and maintenance revenues increased 12.6% from $10.3 million in 1995 to $11.6 million in 1996. The increase in EDGE services and maintenance revenue of $1.3 million was primarily attributable to the significant increase in EDGE software licenses, all of which involved a consulting services component, offset in part by the substantial completion of several service projects in 1995. Telemar services and maintenance revenues decreased 39.0% from $2.6 million in 1995 to $1.6 million in 1996. The decrease in Telemar services and maintenance revenue was due to decreased demand for Telemar software and the sale of the Telemar product line on September 1, 1996.

 Cost of Revenues

  Cost of revenues decreased 11.5% from $8.9 million in 1995 to $7.9 million in 1996.

  Cost of License Fees. Cost of license fees increased 1.3% from $700,000, or 6.5% of total license fees, in 1995 to $709,000, or 5.4% of total license fees, in 1996.

  Cost of Services and Maintenance. The cost of services and maintenance decreased 12.6% from $8.2 million, or 63.3% of services and maintenance revenues, in 1995 to $7.2 million, or 54.3% of services and maintenance revenues, in 1996. The improvement in services and maintenance margin was primarily due to a reduction in the cost of subcontractors used to supplement the Company's internal client services organization from $2.5 million in 1995 to $500,000 in 1996, offset in part by an increase in personnel costs of $1.1 million from 1995 to 1996. In 1995, approximately $650,000 of the $2.5 million of subcontractor costs was attributable to third party subcontractor fees for services provided in connection with a customer installation pursuant to the terms of a fixed price services contract entered into in December 1993 for which no corresponding revenue was realized. Since 1993 the Company has not entered into any large fixed price contracts.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased 17.7% from $6.8 million, or 28.7% of total revenues, in 1995 to $8.1 million, or 30.7% of total revenues, in 1996. This increase was primarily attributable to the hiring of additional sales and marketing personnel as well as increased print advertising, participation in trade shows, travel expenses and other sales and marketing expenses. Sales and marketing expenses are expected to continue to increase in connection with the planned expansion of the sales and marketing staff.

  Product Development. Product development expenses decreased 6.2% from $6.8 million, or 28.6% of total revenues, in 1995 to $6.4 million, or 24.3% of total revenues, in 1996. The reduction of product development expenses in absolute dollars was primarily attributable to the sale of the Telemar product line on September 1, 1996, after which no Telemar product development expenses were incurred. The absolute dollar amount of product development expenses related to EDGE increased from $5.1 million in 1995 to $5.3 million in 1996, although the amount of such investment as a percentage of EDGE revenues declined slightly.

  General and Administrative. The Company's general and administrative expenses increased from $3.8 million, or 16.1% of revenues, in 1995 to $3.9 million, or 14.8% of revenues, in 1996. The relatively consistent expense levels from 1995 to 1996 reflect primarily an increase in personnel costs offset by a decrease in the provision for doubtful accounts.

 Other Income (Expense)

  Interest Expense. Interest expense increased 53.3% from $764,000 in 1995 to $1,171,000 in 1996 primarily as a result of the accrual of interest on the Term Note of $391,000 and interest paid on monies borrowed from certain executive officers of $110,000 offset by a reduction in the principal amounts outstanding under capital leases and subordinated indebtedness.

  Other Items. The Company incurred expenses of $113,000 in 1995 in connection with losses relating to the disposal of certain office equipment and the sale of an office building in Trumbull, Connecticut, which had been leased by the Company and with respect to which the Company had guaranteed the repayment of a mortgage loan. See "Certain Transactions." In 1996, the Company realized a gain of $92,000 in connection with the sale of Telemar and certain related assets and liabilities to TSI. In connection with the sale of Telemar, the Company received a promissory note from TSI in the principal amount of $650,000 (the "TSI Note") payable in five equal annual installments commencing October 1997 and which bears interest at 8.0% per annum. The Company has fully reserved for the TSI Note because collectibility, based on the start-up nature of TSI operations, was not ascertainable at the time of sale. The Company will recognize gain in an amount equal to payments on the TSI Note as such payments, if any, are received. The Company incurred a one-time expense of $223,000 in 1995 in connection with its early termination of an office lease in Fountain Valley, California because space available at the premises no longer met the Company's needs.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1995

 Revenues

  Total revenues increased 29.7% from $18.4 million in 1994 to $23.8 million in 1995.

  License Fees. Total license fees increased 46.4% from $7.4 million, or 40.3% of total revenues, in 1994 to $10.8 million, or 45.5% of total revenues, in 1995. EDGE license fees increased 77.9% from $4.7 million in 1994 to $8.4 million in 1995. The increase in EDGE license fees was primarily attributable to an increase in the average size of customer licenses, increased market awareness and acceptance of the EDGE products, and increased productivity resulting from expansion of the Company's sales and marketing organization. Telemar license fees decreased 8.7% from $2.7 million in 1994 to $2.5 million in 1995.

  Services and Maintenance. Services and maintenance revenues increased 18.5% from $11.0 million, or 59.7% of total revenues, in 1994 to $13.0 million, or 54.5% of total revenues, in 1995. EDGE services and maintenance revenues increased 31.4% from $7.9 million in 1994 to $10.3 million in 1995 due to the continuation of several large projects involving significant service components contracted for in 1994 together with the addition of new services and maintenance contracts. Telemar services and maintenance revenues decreased 14.4% from $3.1 million in 1994 to $2.6 million in 1995. The decrease in Telemar services and maintenance revenues was primarily attributable to decreased licensing of Telemar software products.

 Cost of Revenues

  Cost of revenues increased 32.6% from $6.7 million in 1994 to $8.9 million in 1995.

  Cost of License Fees. Cost of license fees increased 51.5% from $462,000, or 6.2% of total license fees, in 1994 to $700,000, or 6.5% of total license fees, in 1995.

  Cost of Services and Maintenance. The cost of services and maintenance increased 31.2% from $6.3 million, or 57.2% of services and maintenance revenues, in 1994 to $8.2 million, or 63.3% of services and maintenance revenues, in 1995. The increase in cost of services and maintenance in 1995 was due to significant use of subcontractors to assist with several large projects involving significant customer service components as well as the hiring of additional services personnel to meet increased service demands associated with large software licenses requiring extensive consulting and systems integration services. In 1995, the Company incurred costs of approximately $650,000 for third party subcontractor fees for services provided in connection with a customer installation pursuant to the terms of a fixed price services contract entered into in December 1993 without realizing any corresponding revenue.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses increased 16.9% from $5.9 million, or 31.9% of total revenues, in 1994 to $6.8 million, or 28.7% of total revenues, in 1995. This increase was primarily attributable to the hiring of additional sales and marketing personnel.

  Product Development. Product development expenses increased 11.4% from $6.1 million, or 33.3% of total revenues, in 1994 to $6.8 million, or 28.6% of total revenues, in 1995. The increase in product development expenses was primarily attributable to an increase in product development personnel hired in connection with the Company's efforts to enable its products to support the complex requirements of mid-size and large-scale call centers.

  General and Administrative. The Company's general and administrative expenses increased 42.0% from $2.7 million, or 14.7% of total revenues, in 1994 to $3.8 million, or 16.1% of total revenues, in 1995. The increase in general and administrative expenses in 1995 was primarily attributable to an increase in rental payments of $250,000, an increase of $260,000 in expenses for outside legal and auditing services utilized to support the growth of the Company, and an increase of $389,000 in the provision for doubtful accounts.

 Other Income (Expense)

  Interest Expense. Interest expense increased 23.4% from $619,000 in 1994 to $764,000 in 1995. This increase in interest expense is attributable to increased borrowings under the Line of Credit and borrowing under the Term Note.

  Other Items. The Company incurred losses associated with the disposal of property and equipment of $298,000 in 1994 and $113,000 in 1995. The entire amount of such loss in 1994 and $78,000 of such loss in 1995 was attributable to the sale of an office building in Trumbull, Connecticut which had been leased by the Company and with respect to which the Company had guaranteed the repayment of a mortgage loan. See "Certain Transactions." The balance of the expense incurred in 1995 was related to the disposal of equipment. The Company incurred a one-time expense of $223,000 in 1995 in connection with its early termination of an office lease in Fountain Valley, California because space available at the premises no longer met the Company's needs.

SELECTED QUARTERLY OPERATING RESULTS

  The following table presents certain unaudited quarterly financial information for the nine quarters ended March 31, 1997. In the opinion of the Company's management, this information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial results set forth herein. Results of operations for any previous quarters are not necessarily indicative of results for any future period.

                                                         QUARTER ENDED
                           -------------------------------------------------------------------------------
                           MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31  JUNE 30  SEPT. 30 DEC. 31  MAR. 31
                            1995     1995      1995    1995     1996     1996      1996    1996     1997
                           -------  -------  -------- -------  -------  -------  -------- -------  -------
                                                        (IN THOUSANDS)
 STATEMENT OF OPERATIONS
  DATA:
 Revenues:
  License fees:
  EDGE product line......  $   902  $2,134    $2,350  $2,982   $2,449   $2,937    $2,409  $4,385   $3,802
  Telemar product line...      572     749       419     717      480      321        42     --       --
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
   Total license fees....    1,474   2,883     2,769   3,699    2,929    3,258     2,451   4,385    3,802
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
  Services and
   maintenance:
  EDGE product line......    1,671   2,560     3,009   3,102    2,612    2,813     2,970   3,248    3,654
  Telemar product line...      784     748       532     578      548      624       439     --       --
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
   Total services and
    maintenance..........    2,455   3,308     3,541   3,680    3,160    3,437     3,409   3,248    3,654
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
    Total revenues.......    3,929   6,191     6,310   7,379    6,089    6,695     5,860   7,633    7,456
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
 Cost of revenues:
  License fees...........      148     173       292      87      166      186       289      68       71
  Services and
   maintenance...........    1,720   1,992     2,187   2,326    1,822    1,811     1,842   1,716    1,952
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
  Total cost of
   revenues..............    1,868   2,165     2,479   2,413    1,988    1,997     2,131   1,784    2,023
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
 Gross profit............    2,061   4,026     3,831   4,966    4,101    4,698     3,729   5,849    5,433
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
 Operating expenses:
  Sales and marketing....    1,540   1,661     1,455   2,188    1,872    1,964     1,793   2,426    2,648
  Product development....    1,642   1,526     1,851   1,783    1,553    1,741     1,471   1,617    1,532
  General and
   administrative........      807   1,017     1,030     970    1,024      961     1,008     885    1,092
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
  Total operating
   expenses..............    3,989   4,204     4,336   4,941    4,449    4,666     4,272   4,928    5,272
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
 Operating income
  (loss).................   (1,928)   (178)     (505)     25     (348)      32      (543)    921      161
  Other income (expense).     (231)   (497)     (174)   (198)    (281)    (301)     (164)   (333)    (257)
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
  Loss before provision
   for income taxes......   (2,159)   (675)     (679)   (173)    (629)    (269)     (707)    588      (96)
  Provision for income
   taxes.................       25      25        25      25      --        30       --      --        90
                           -------  ------    ------  ------   ------   ------    ------  ------   ------
 Net income (loss).......  $(2,184) $ (700)   $ (704) $ (198)  $ (629)  $ (299)   $ (707) $  588   $ (186)
                           =======  ======    ======  ======   ======   ======    ======  ======   ======

                                                         QUARTER ENDED
                           --------------------------------------------------------------------------------
                           MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31 MAR. 31
                            1995     1995      1995     1995     1996     1996      1996     1996    1997
                           -------  -------  --------  -------  -------  -------  --------  ------- -------
 PERCENTAGE OF TOTAL
  REVENUES:
 Revenues:
  License fees
  EDGE product line......    23.0%    34.5%    37.3%     40.4%    40.2%    43.9%    41.1%     57.4%   51.0 %
  Telemar product line...    14.5     12.1      6.6       9.7      7.9      4.8      0.7       --      --
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
   Total license fees....    37.5     46.6     43.9      50.1     48.1     48.7     41.8      57.4    51.0
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
  Services and mainte-
   nance:
  EDGE product line......    42.5     41.4     47.7      42.1     42.9     42.0     50.7      42.6    49.0
  Telemar product line...    20.0     12.0      8.4       7.8      9.0      9.3      7.5       --      --
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
   Total services and
    maintenance..........    62.5     53.4     56.1      49.9     51.9     51.3     58.2      42.6    49.0
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
    Total revenues.......   100.0    100.0    100.0     100.0    100.0    100.0    100.0     100.0   100.0
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Cost of revenues:
  License fees...........     3.8      2.8      4.6       1.2      2.7      2.8      4.9       0.9     1.0
  Services and mainte-
   nance.................    43.7     32.2     34.7      31.5     29.9     27.0     31.5      22.5    26.2
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
   Total cost of reve-
    nues.................    47.5     35.0     39.3      32.7     32.6     29.8     36.4      23.4    27.2
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Gross profit............    52.5     65.0     60.7      67.3     67.4     70.2     63.6      76.6    72.8
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Operating expenses:
  Sales and marketing....    39.2     26.8     23.1      29.7     30.7     29.3     30.6      31.8    35.5
  Product development....    41.8     24.6     29.3      24.2     25.6     26.0     25.1      21.2    20.6
  General and
   administrative........    20.6     16.5     16.3      13.1     16.8     14.4     17.2      11.5    14.6
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
   Total operating
    expenses.............   101.6     67.9     68.7      67.0     73.1     69.7     72.9      64.5    70.7
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Operating income
  (loss).................   (49.1)    (2.9)    (8.0)      0.3     (5.7)     0.5     (9.3)     12.1     2.1
 Other income (expense)..    (5.8)    (8.0)    (2.8)     (2.7)    (4.6)    (4.5)    (2.8)     (4.4)   (3.4)
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Loss before provision
  for income taxes.......   (54.9)   (10.9)   (10.8)     (2.4)   (10.3)    (4.0)   (12.1)      7.7    (1.3)
 Provision for income
  taxes..................     0.7      0.4      0.4       0.3      --       0.5      --        --      1.2
                            -----    -----    -----     -----    -----    -----    -----     -----   -----
 Net income (loss).......   (55.6)%  (11.3)%  (11.2)%    (2.7)%  (10.3)%   (4.5)%  (12.1)%     7.7%   (2.5)%
                            =====    =====    =====     =====    =====    =====    =====     =====   =====

  The following table sets forth, for each component of revenue, the cost of such revenue expressed as a percentage of such revenue for the periods indicated:

                                                         QUARTER ENDED
                           --------------------------------------------------------------------------------
                           MAR. 31  JUNE 30  SEPT. 30  DEC. 31  MAR. 31  JUNE 30  SEPT. 30  DEC. 31 MAR. 31
                            1995     1995      1995     1995     1996     1996      1996     1996    1997
                           -------  -------  --------  -------  -------  -------  --------  ------- -------
 Cost of license fees....    10.0%     6.0%    10.5%      2.4%     5.7%     5.7%    11.8%      1.6%    1.9%
 Cost of services and
  maintenance............    70.1     60.2     61.8      63.2     57.7     52.7     54.0      52.8    53.4

  The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future, depending on factors such as the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the size, timing and contractual terms of significant orders, the level of price and product competition, demand for the Company's products and changes in pricing policies by the Company or its competitors. In addition, the Company's quarterly operating results are dependent on factors such as budgeting cycles of its potential customers, customer order deferrals in anticipation of enhancements or new products, the cancellation or non-renewal of licenses or maintenance agreements, product life cycles, changes in Company strategy, investments to develop sales distribution channels, seasonal trends, changes in the level of operating expenses and general domestic and international economic and political conditions, among others.

  The Company's business has experienced and is expected to experience significant seasonality, in part due to customer buying patterns. In recent years, the Company has generally had stronger demand for its products during the quarters ending in June and December and weaker demand in the quarters ending in March and September. The Company has generally recorded 50% to 70% of its total quarterly revenues in the third month of a quarter, with a concentration of the revenues in the last half of the third month. The Company has also experienced a seasonal trend in its revenues whereby its fiscal fourth quarter revenues represented a disproportionate part of the Company's annual revenues.

  The Company's EDGE license fees increased for the first quarter of 1997 compared to the first quarter of 1996 and for each of the four quarters of 1996 from the comparable periods in 1995, with the highest increase in the first quarter of 1996 and the lowest increase in the third quarter. In the first quarter of 1997 EDGE license fees increased by 55.2% from the first quarter of 1996. In addition, EDGE license fees for the first quarter of 1996 increased by 171.5% from the first quarter of 1995, resulting primarily from a license to a significant customer; however, total revenue from such customer represented less than 10% of 1996 revenues. The increase of 2.5% in the third quarter of 1996 compared to 1995 reflected the timing of certain orders which were delayed to the fourth quarter of 1996 and a significant international license in the third quarter of 1995.

  EDGE services and maintenance revenues increased for the first quarter of 1997 compared to the first quarter of 1996, and for each of the quarters of 1996 from the comparable periods in 1995, except for the third quarter of 1996, which decreased slightly from the third quarter of 1995, primarily as a result of a significant service engagement during the third quarter of 1995.

  Sales and marketing expenses increased for the first quarter of 1997 compared to the first quarter of 1996, and in each quarter of 1996 over the comparable periods in 1995, reflecting expansion of the Company's sales and marketing organization. The lower sales and marketing expenses in the third quarter of each of 1995 and 1996 reflect lower commissions associated with lower license fees and services and maintenance revenues for such periods.

  Product development expenses were lower in each quarter of 1996 than in the comparable periods in 1995 except for the second quarter, and were also lower for the first quarter of 1997 compared to the first quarter of 1996. The lower costs in the third and fourth quarters of 1996 and first quarter of 1997 were primarily attributable to the sale of Telemar on September 1, 1996. The expenses in the second quarter of 1996 included fees paid to independent contractors retained to assist the Company's internal staff with specific development projects.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations and met its capital expenditure requirements primarily from proceeds of private sales of its Convertible Preferred Stock and Common Stock and from funds obtained from a credit facility with a commercial bank. Through March 31, 1997, the Company has raised approximately $14.5 million from the sale of its Convertible Preferred Stock, warrants and Common Stock. The Company's credit facility consists of a $6.0 million Line of Credit and a $2.5 million Term Note. Borrowings under the Line of Credit are limited to 75% of qualified accounts receivable, as defined in the Loan and Security Agreement. The Line of Credit had an outstanding balance of approximately $4.9 million at March 31, 1997. Advances under the Line of Credit bear interest at a variable rate equal to the prime rate plus 1.0%. The Line of Credit terminates on February 1, 1998. Upon the closing of this offering, the Company is required to repay the outstanding principal balance of and accrued interest on the Line of Credit and the Term Note. The Company, however, will be permitted to continue to borrow amounts under the Line of Credit through February 1, 1998. The Term Note is payable in equal monthly installments of $41,667, commencing November 1, 1997 through October 2002 and bears interest at 11.0%, payable on a current basis, and accrues additional interest based upon a formula which approximates 9.0%. As of March 31, 1997, the balance of accrued interest was $319,000. This additional interest is payable at the earlier of November 1, 1998 or the full repayment of the Term Note.

  During 1996, the Company was in violation of the financial covenants in the Loan and Security Agreement relating to tangible net worth and capital expenditures, as well as certain other non-financial covenants, all of which violations were waived by the Bank through December 31, 1996. In addition to such waivers, the Company and the Bank have amended the Loan and Security Agreement to amend or eliminate certain covenants and to extend the maturity date of the Line of Credit to February 1, 1998. The Company is currently in compliance with the covenants in the Loan and Security Agreement and does not believe that the covenants in the Loan and Security Agreement, as amended, will have a material effect on the Company's operations, growth or liquidity in the foreseeable future.

  At March 31, 1997, the Company had approximately $2.5 million in cash and approximately $12.4 million in accounts receivable. For the three years ended December 31, 1994, 1995 and 1996, net cash used in operations totaled approximately $3.3 million, $1.9 million and $3.3 million, respectively, while net cash of $201,000 was provided by operations for the three months ended March 31, 1997. The 1994, 1995 and 1996 cash used was primarily attributable to net losses of $4.1 million, $3.8 million and, $1.0 million, respectively, offset by depreciation, amortization and other non-cash charges of $1.1 million, $1.1 million and $1.1 million, respectively. In addition, changes in operating assets and liabilities used $333,000 and $3.3 million of cash in 1994 and 1996, respectively, and provided $824,000 of cash in 1995. The fluctuations in operating assets and liabilities were due primarily to the timing of operating activities, including the timing of orders, collections of accounts receivable and the payment of accounts payable. Cash provided by operations was $201,000 for the first quarter of 1997 as a result of a net loss of $186,000, offset by depreciation, amortization and other non-cash charges of $345,000 and cash provided by changes in operating assets and liabilities of $42,000.

  For the past three fiscal years and the first quarter of the current fiscal year, the Company's primary investing activities consisted of purchases of computer and office equipment to support the Company's expanding employee base. The Company used approximately $1.0 million in each of fiscal 1994, 1995 and 1996, and $556,000 in the first quarter of 1997 to purchase computer and office equipment. During 1994 and 1995, the Company financed $851,000 and $113,000, respectively, of computer and office equipment acquisitions through capital leases and, in 1996, the Company entered into a sale/leaseback transaction with respect to certain computer equipment which was reflected as a debt obligation of $509,000. The Company currently has no significant capital spending or purchase commitments other than existing commitments under certain capital leases, but expects to continue to engage in capital spending in the ordinary course of business.

  In 1994, 1995 and 1996, net cash provided by financing activities was approximately $3.4 million, $3.3 million and $5.8 million, respectively. Cash from financing activities was primarily attributable to approximately $1.1 million, $4.5 million and $4.5 million, respectively, of net cash proceeds from the sale of the Company's Common Stock and Convertible Preferred Stock in 1994, 1995 and 1996, respectively, and $1.2 million and $1.3 million, respectively, of net proceeds from long-term indebtedness and short-term bank borrowings in 1994 and 1996. See "Certain Transactions."

  The Company anticipates that proceeds from this offering together with existing sources of working capital will be sufficient to meet the Company's projected working capital and other cash requirements for the next eighteen months. The Company's future operating and capital requirements will depend on numerous factors, including the Company's internal research and development programs, the level of resources the Company devotes to marketing and sales capabilities, advances in technology and the successful development and introduction of new products. In order to meet these requirements, the Company may need to sell additional equity or debt securities or obtain additional credit facilities. There can be no assurance that any necessary additional financing will be available to the Company on commercially reasonable terms, or at all. In addition, there are no present undertakings, commitments or agreements with respect to any acquisitions of businesses, products or technologies. The Company, from time to time, does however evaluate potential acquisitions of other businesses, products and technologies that are complementary to those of the Company, and may in the future require additional equity or debt financings to consummate such acquisitions.

Effect of Recent Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. The Company has not quantified the effect of adopting the new standard.

                                   BUSINESS

THE COMPANY

  The Company develops, markets and supports customer interaction software designed to increase the productivity and revenue-generating capabilities of mid-size to large-scale telephone call centers. The EDGE TeleBusiness software is a suite of applications and tools that enable businesses to automate telebusiness activities (telemarketing, telesales, account management, customer service and customer support) on an enterprise-wide basis. The Company complements its EDGE products by offering its clients professional consulting, technical support and maintenance services. EDGE has been licensed to over 175 customers in a range of industries, including teleservices outsourcing, telecommunications and financial services. Customers include APAC Teleservices, Inc., AT&T Corp., Belgacom, S.A., Bose Corporation, ING Bank, N.V., SITEL Corporation, Sprint PCS, United Parcel Service General Services Co. and Wells Fargo Bank, N.A. See "Risk Factors--Product Concentration."

  The Company's EDGE products are designed to provide superior functionality, flexibility, integration, scalability and speed of deployment. Based upon an open systems software architecture, EDGE supports multiple hardware platforms, operating environments, database management systems, network topologies, desktop standards, and legacy system and computer-telephony middleware. Additionally, the Company has developed and is currently testing software which will enable EDGE to support the Internet and corporate-based intranets. The Company's products provide call center agents with real-time data and guidance needed to manage increasingly complex processes for selling products and servicing customers. For example, EDGE offers scripting to support order-taking, cross-selling and up-selling, enables agents to track and resolve customer service problems and facilitates the collection of valuable customer information that can be disseminated on an enterprise-wide basis. The Company's professional consulting, technical support and maintenance services include application development, systems integration, systems and database design and construction and software training. The Company believes that these services significantly differentiate the Company from its competitors and complement its EDGE products to provide a total solution for mid-size and large-scale call centers.

  Until September 1996, the Company developed, marketed and supported a telemarketing and telesales automation software application called Telemar which runs on the IBM AS/400 platform. Over the last five years, the Company has increasingly focused on its EDGE products. Due to the substantial growth in EDGE software license fees and client/server open system software market opportunities, the Company elected to focus exclusively on its EDGE products and sold Telemar and certain related assets and liabilities on September 1, 1996. Currently, substantially all of the Company's revenues are attributable to the licensing of EDGE products and the provision of professional consulting, technical support and maintenance services relating to EDGE. The Company currently expects that the licensing of EDGE products and the provision of such related services will account for substantially all of the Company's revenues for the foreseeable future.

INDUSTRY BACKGROUND

  Competitive pressures have intensified across many industries as a result of increased global competition, deregulation, rapid technological change and higher customer expectations. Businesses are expanding their use of telephony-based customer interaction, from initial sales and marketing activities to post-sales service and support, as a key component of their competitive efforts to increase sales, reduce costs, enhance customer service, distinguish their products and services and receive and process valuable customer information. Effective customer interaction can increase revenue, build customer loyalty and improve customer acquisition and retention while reducing costs.

  In recent years, telephony-based customer interaction has become a strategic business weapon driven by decreased telecommunications costs associated with deregulation, the proliferation of toll-free 800 numbers and the introduction of new computing and telecommunications technologies, all of which have enabled businesses to develop an efficient and interactive communications medium with its existing and prospective customers. In a May 1996 research report, Aberdeen Group, Inc., an independent computer and communications consulting and market research organization, projected that the market for sales and customer support software will grow at an average annual compounded rate of approximately 40%, from $400 million in 1995 to $1.7 billion in 1999. The Company paid $500 to Aberdeen Group, Inc. as a subscription fee for its research report.

  High-volume, telephony-based customer interaction activities are conducted through call centers that are typically designed and equipped with special telecommunications and computer hardware and software. Common examples of call centers are the customer service or sales centers for outbound and inbound telemarketing, telesales, account management, customer service and support. Call centers can range in size from tens to thousands of sales or service agents. The Company defines small, mid-size and large-scale call centers based upon the number of agents dedicated to telephony-based activities in the call center. Small call centers typically have up to 50 agents, while mid-size call centers have from 50 to 250 agents and large-scale centers over 250 agents.

  Initial applications of technology for call centers were primarily telephony-based and included such devices as high capacity telephone switches, predictive dialers, automatic call distributors and interactive voice response units. These technologies offered point solutions addressing only certain functions of call center management and the customer interaction process. As call centers progressed, organizations implemented solutions based on software used with legacy systems in an effort to improve the effectiveness and efficiency of call centers and customer interaction processes. These solutions were typically internally developed and mainframe-based and as such, were generally inflexible, expensive to maintain and difficult to deploy throughout a decentralized organization. Moreover, these systems did not fully integrate and leverage improvements in telephony technology, resulting in technology infrastructures that could not provide comprehensive customer interaction and call center management throughout the organization and across business processes.

  Enterprises are seeking to exploit emerging technologies to improve the effectiveness and efficiency of their telebusiness operations. Distributed client/server computing environments have become increasingly commonplace, built upon a foundation of relational database platforms, object-oriented technology and wide deployment of network solutions. Customer interaction software solutions today must leverage emerging technology and offer the functionality necessary to support the broad spectrum of call center and customer interaction functions and integrate these functions with other business processes in the organization. Additionally, businesses are seeking customer interaction solutions which can be deployed and updated rapidly throughout the organization, are scalable to meet the needs of growing businesses, and seamlessly integrate and leverage telephony technology. Call center customer interaction solutions will also need to support and incorporate emerging customer interaction channels and computing platforms, such as the Internet and corporate-based intranets.

THE IMA SOLUTION

  The EDGE suite of software applications and tools, coupled with the Company's comprehensive service offerings, represent a total solution designed to enable businesses to increase their productivity and revenue-generating capabilities by improving the effectiveness of their interaction with customers through telephone call centers.

  The IMA solution incorporates five design tenets: functionality, flexibility, integration, scalability and speed of deployment.

  Functionality. Customer calls are often three to five minute events which, when handled effectively, can have a dramatic impact on a business's ability to acquire and retain customers. The Company's products are designed to enable the user to more effectively manage the telephone conversation with the customer before, during and after the call by automating numerous call center activities, providing real-time access to customer information, and providing features such as intelligent scripting, contact management, time management, work flow management, voice/data management and other conversation management aids. In addition, EDGE provides comprehensive call center reporting tools which enable managers and supervisors to efficiently and effectively manage call center agents and marketing campaigns.

  Flexibility. EDGE includes an integrated development environment that enables a business to rapidly develop or change applications relating to specific sales, marketing or service activities without disrupting live operations. EDGE allows a call center manager to tailor scripts, screen displays and workflow processes. The ability to change applications allows clients to adapt call center operations quickly in response to changing business needs such as new product sales or marketing campaigns, special customer service programs or crisis management events.

  Integration. EDGE is designed to integrate seamlessly with other technologies to improve call center productivity. With its component-based open architecture, EDGE can be integrated with a wide variety of computer and telephony-based technologies and products, including telephony devices (voice response units, predictive dialers, automatic call distributors and private branch exchange technology), relational databases, legacy systems, other third-party desktop applications and facsimile technology.

  Scalability. The Company's products are scalable from small single-site departmental networks to multi-site global implementations without significantly increasing the risk of system degradation. EDGE has been deployed in client configurations consisting of more than 1,000 users handling over 1,000,000 calls per month.

  Speed of Deployment. The EDGE integrated development environment allows businesses to rapidly develop and deploy call center customer interaction software solutions on an enterprise-wide basis. The ability to swiftly develop and deploy applications enables the Company's clients to implement sales, marketing and service programs quickly in response to changes in the business environment.

STRATEGY

  The Company's objective is to become the global leader in providing flexible, technologically advanced, feature-rich customer interaction software and services to mid-size and large-scale call centers. To achieve this objective, the Company is pursuing the following strategies:

  Target Specific Industries

  The Company has established particular expertise in the teleservices outsourcing, telecommunications and financial services industries, and has developed client relationships in several other industries which it believes in time will become specific areas of focus. The Company believes that it can utilize its knowledge of the business processes and requirements of selected industries to focus its marketing efforts, improve its services and increase the speed and productivity of its research and development efforts targeted at these industries.

  Extend Call Center Technology Leadership

  The Company provides technologically advanced customer interaction software products that are designed to meet and exceed the complex and changing requirements of mid-size and large-scale call centers. The Company believes EDGE's integrated development environment and its ability to integrate extensive computer-telephony capabilities and access legacy systems have been and will continue to be important differentiators of its products. The Company continues to develop integration capabilities for third-party technologies utilized in call centers including relational databases, computer-telephony technology and Internet and corporate-based intranet links. The Company is also focusing its development efforts on building ready-to-use templates for specific business functions.

  Broaden International Distribution

  The Company will seek to expand its existing international distribution network, including its indirect distribution channels and direct sales force, in order to take advantage of international growth opportunities. Since 1990, the Company has been offering its products in key international markets and has gained valuable experience with respect to engaging in business overseas. In support of its overseas business commitment, EDGE has been translated into Japanese and permits users to work in a number of other foreign languages. The Company has licensed EDGE to over 90 international customers in 20 countries and in 1996 international revenues comprised approximately 26% of total revenues.

  Expand Existing Customer Relationships

  The Company's products are licensed to over 175 customers worldwide. The Company's strategy is to increase revenues generated from this existing base of customers by licensing its products to additional users, developing new and enhanced products specifically tailored to customer requirements, and providing additional consulting and support services. The Company believes that its customer relationships provide key insights into market trends and customer needs that help the Company more effectively shape its product and service offerings and development efforts.

  Leverage Strategic Business and Technology Relationships

  The Company's strategy is to increase market acceptance of its software by working with large systems integration firms and technology companies to broaden market awareness and visibility of the Company's products and services, and to maintain its product integration capabilities with related and complementary technology. The Company has established relationships with several leading consulting and systems integration firms, including Ernst & Young LLP, IBM, A.T. Kearney and dbINTELLECT, and hardware and software companies, including Hewlett-Packard Company, NCR Corporation, Oracle and Microsoft. While the scope of these relationships vary, such relationships provide the Company with lead generation and co-marketing support and the ability to facilitate its technology integration efforts.

  Leverage Internet Technology

  The Company has developed and is currently testing products to enable its clients to expand customer interaction activities to the Internet and corporate-based intranets. The Company believes that the Internet is rapidly evolving as a new communication medium that can be integrated with a call center. The Company expects that EDGE will enable customers to purchase products, complete service requests and conduct other customer interactions over the Internet without assistance from a live agent, or complement an interaction on the World Wide Web with a live conversation with a call center agent for assistance with sales or service questions. In addition, the Company is incorporating Internet/intranet technology into its products so that clients may utilize corporate-based intranets and industry standard browsers as an alternative computing platform for customer interaction software applications.

PRODUCTS AND SERVICES

  The EDGE suite of products is based on a distributed, multi-tier client/server open architecture which allows for the distinct separation of presentation, application and database layers. This architecture provides the system performance and scalability that is critical for mid-size and large-scale call centers and permits hardware, relational database and operating system independence to preserve and leverage existing information technology investments. EDGE currently supports Windows 3.X, Windows 95, Windows NT workstation clients and a wide variety of Unix platforms. The Company expects to provide server support for Windows NT and database support for Microsoft SQL Server during the second half of 1997.

  List prices for the Company's EDGE products range from $1,600 to $5,700 per user and are based upon the client's desired configuration and number of users.

EDGE COMPONENT ARCHITECTURE

  The EDGE Component Architecture is comprised of a Business Application Framework based on an integrated development environment and is augmented by an external technology layer designed to provide seamless integration with third-party products. The following diagram illustrates the EDGE Component
Architecture:

                          [FLOW CHART APPEARS HERE]

    ----------------------------------------------------------------------
                        Business Application Framework
    ----------------------------------------------------------------------
       ---------------      ------------------------      ------------
         Call Center          Customer Interaction          Industry
           Objects              Software Objects            Objects
       ---------------      ------------------------      ------------
    ----------------------------------------------------------------------
    ----------------------------------------------------------------------
                      Integrated Development Environment
    ----------------------------------------------------------------------
      ---------------  -------------  ----------  -----------  ----------
       Client/Server      Desktop      Workflow     Legacy      Business
        Development     Integration     System     Telephony     Rules
                                        Access
      ---------------  -------------  ----------  -----------  ----------
    ----------------------------------------------------------------------
    ----------------------------------------------------------------------
                          External Technology Layer
    ----------------------------------------------------------------------
       ---------  ------------  -----------  -------------  ------------
        Desktop    Relational     Legacy       Computer       Internet
         Links      Database      Gateway      Telephony     Technology
                                              Integration
       ---------  ------------  -----------  -------------  ------------
    ----------------------------------------------------------------------

BUSINESS APPLICATION FRAMEWORK

  EDGE business applications are constructed by linking together component objects in a building block approach to enable the user to perform functions required in a call center ranging from simple individual tasks to complex business processes. EDGE component objects include Call Center Objects, Customer Interaction Software Objects and Industry Objects. The following diagram illustrates the EDGE Business Application Framework:



                          [FLOW CHART APPEARS HERE]

  -------------------------------------------------------------------------------------------------------------------------------
                                                       Industry Object Layer
  -------------------------------------------------------------------------------------------------------------------------------
    ---------------    ------------------    -----------    --------------    ---------------    -------------     ------------
      Teleservice            Tele-             Finance        Technology        Health Care        Utilities         Consumer
      Outsourcing        Communications                                                                              Products
    ---------------    ------------------    -----------    --------------    ---------------    -------------     ------------
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
                                            Customer Interaction Software Object Layer
  -------------------------------------------------------------------------------------------------------------------------------
    --------------      --------------      -------------      -----------------------      --------------      ---------------
        Account              Lead             Telesales           Customer Support/            Campaign            Opportunity
      Management          Management                             Incident Processing          Management           Management
    --------------      --------------      -------------      -----------------------      --------------      ---------------
  -------------------------------------------------------------------------------------------------------------------------------
  -------------------------------------------------------------------------------------------------------------------------------
                                                     Call Center Object Layer
  -------------------------------------------------------------------------------------------------------------------------------
   -------------       ------------       -----------       ------------      -------------       -----------       ------------
    Intelligent           Queue            Telephony         Call List         Call Center         Customer          Additional
     Scripting          Management         Functions         Processing         Reporting          Management          Objects
   -------------       ------------       -----------       ------------      -------------       -----------       ------------
  -------------------------------------------------------------------------------------------------------------------------------

  Call Center Objects. Call Center Objects perform discrete functions that are used by a call center agent at many different points before, during and after a customer conversation. Call center managers and supervisors also utilize Call Center Objects to help manage call center operations and personnel. More than 75 ready-to-use Call Center Objects are available with the EDGE product, the most common of which are:

  . Intelligent Scripting--Provides dynamic screen presentation and navigational routing based on defined business rules, historical customer data and other input derived from the customer conversation.

  . Queue Management--Provides for administration, prioritization, security and processing of user and system workflow activities such as calling campaigns, call backs, appointments, to-do's, incidents, personal schedules and tasks.

  . Telephony Functions--Allows control of all telephone-related functions and interfaces such as automatic call distributors, voice response units and predictive dialers through the application.

  . Call List Processing--Provides importing, manipulation, sorting, selecting and loading of calls into prioritized lists, which can be managed by user, group, time of day and quota levels.

  . Call Center Reporting--Provides ongoing operational results for management analysis of call center activity in a variety of categories, including by agent, group, department, campaign, list and time period.

  . Customer Management--Allows for user-defined searching, selection and modification of customer and company information, including system and user-defined data.

  Customer Interaction Software Objects. Customer Interaction Software Objects contain a higher level of functionality than Call Center Objects and assist in the performance of more complex customer interaction processes. At present, these objects are developed by the client or by the Company's client services organization by combining Call Center Objects to create customer-specific applications using the EDGE integrated development environment. The Company is currently developing packaged versions of commonly used Customer Interaction Software Objects, which it plans to release in the second half of 1997. Customer Interaction Software Objects that may be developed as part of an EDGE installation include:

  . Account Management--Supports call center agents during free-form conversations with customers. Critical customer information such as contacts, corporate hierarchy and profiles is combined with corporate information such as product, lead source and objection handling and is displayed in a timely manner.

  . Lead Management--Provides closed-loop lead tracking for users to manage leads and prospects through a sales qualification process by providing list import and segmentation facilities, lead profiling and scoring, results tracking and management reporting.

  . Telesales--Provides graphical, interactive telephone sales and order capture utilizing intelligent prompts for objection handling, cross-selling, up-selling, product and service information, campaign based pricing and order and inventory file integration.

  . Customer Support/Case Processing--Allows a user to track and resolve customer inquiries or cases in single call or multiple step resolution environments, providing closed looped case management with fast path entry, problem determination and resolution support, predefined workflows by type and category, escalation with proactive alerts and on-line status reports.

  . Campaign Management--Allows a user to create, manage and analyze sales process protocols containing workflow assignments, simultaneous call lists, date parameters, escalations, control groups, inbound call recognition and lead source tracking.

  . Opportunity Management--Allows a user to manage multiple sales engagements at the same time by providing detailed opportunity definition, forecasting data, team selling, corresponding relationships, history and workflow management.

  Industry Objects. Industry Objects are applications that combine Call Center Objects and Customer Interaction Software Objects to perform complex, typically enterprise-wide business processes according to the requirements of the particular industry in which the business operates. The Company has historically utilized its consulting services and support organization to provide individual customers with Industry Objects, but expects to package Industry Objects in the future as discrete product offerings for the Company's targeted industries.

INTEGRATED DEVELOPMENT ENVIRONMENT

  The EDGE integrated graphical development environment is used to tailor EDGE applications to meet a client's specific needs. The primary components supported within the integrated development environment include:

  Client/Server Development. The Company's EDGE TeleBusiness Workstation (ETW) provides a client/server graphical development tool for accessing and integrating business application framework objects and external technologies into end user applications.

  Desktop Integration. The desktop integration component provides integration capabilities between EDGE applications and third-party software applications running on the desktop. The Company's Graphical EDGE Operations (GEO) product allows EDGE to support Windows on the desktop. The Company has developed and is currently testing a product to support Internet browsers.

  Workflow Management. The workflow management component allows a user to develop elaborate workflow routing within the call center and enables creation, prioritization, processing and tracking of multiple customer interaction activities coordinated on a "just in time" basis between the client, its call center and its customer. The workflow management component integrates agent and task scheduling with a variety of inbound and outbound customer touch points.

  Legacy System Access. The legacy system access component is a suite of development tools which allows a user to access and update legacy system information. Legacy system information or other data may be viewed or updated from the same graphical presentation as local call center operations and management data.

  Telephony. The telephony component is a series of development tools which permit a client to quickly establish a telephony interface to a particular private branch exchange, predictive dialer or voice response unit, providing, for example, the capability to capture automatic number identification/direct number identification services and route the call and relevant data to a particular agent, or to transfer voice/data from one agent to another.

  Business Rules. The business rules component utilizes an intuitive graphical user interface which allows rapid integration of client business processes and practices into an application. This component enables a client to define the critical processes and tasks for qualifying, selling and servicing the client's customers. These rules become the basis of a client's customer interaction process. Business rules embody specific procedures and policies for handling each customer event in a manner consistent with the best business practices established by each client.

EXTERNAL TECHNOLOGY LAYER

  The EDGE external technology layer consists of components that are designed to enable clients to link to a variety of external technologies on a real-time basis. The following diagram illustrates the EDGE External Technology Layer components:

-----------------------------------------------------------------------------------------------------------------------------------
                                                 External Technology Layer
-----------------------------------------------------------------------------------------------------------------------------------
  ---------         ------------         ---------            ---------------------------------      -----------------------
                                                                       Computer
   Desktop           Relational            Legacy                      Telephony                           Internet
    Links            Database             Gateway                      Integration                         Technology
  ---------         ------------         ---------            ---------------------------------      -----------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Dynamic Data         Oracle              3270 access          PBX;            Predictive Dialer;     MS Internet Explorer*
  Exchange (DDE)      Informix            HLLAPI               ----            ------------------     Netscape Navigator*
                      Sybase              LU 6.2               Lucent          EIS                    JavaScript*
 Dynamic Library      Microsoft SQL       IBM MQ Series           Definity G3  Intervoice             Active X*
  Links (DLL)          Server*             message middleware     5ESS         VRU;
                      DB/2 400*           IPC                  NEC             ----
 Object Linking                           TCP/IP Sockets       Nortel          IBM Direct Talk
  Embedding (OLE)                                                 Meridian I   Lucent Convesant
                                                                  DMS 100      Intervioce*
 Active X*                                                     Aspect          Periphonics*
                                                               Rockwell
                                                                  Spectrum *   Middleware
                                                               Rolm 9751       ----------
                                                               Siemens         ATT ASAI
                                                               Ericsson        Genesys T-Server
                                                                               HP CCM
                                                                               HP ACT
                                                                               IBM Callpath
                                                                               Aspect Application
                                                                                      Bridge
                                                                               Rockwell Gateway*
                                                                               TSAPI

*Estimated to be available in 1997

  Desktop Links. The EDGE client component links to other desktop applications through support of dynamic data exchange (DDE), dynamic library links (DLL) and object linking and embedding (OLE). The Company is developing support capability for Microsoft's Active X which it expects to be commercially available in the second half of 1997.

  Relational Database. EDGE supports Oracle, Informix and Sybase relational databases. Existing corporate data stored in these relational databases may be accessed and updated along with the setup and definition of new databases for management of call center data. As part of its Windows NT support strategy, the Company is developing support capability for Microsoft SQL Server which it expects it to be commercially available in the second half of 1997.

  Legacy Gateway. EDGE supports a variety of legacy system links and data access options, including 3270 access, HLLAPI, LU 6.2, IBM's MQ Series messaging middleware, UNIX InterProcess Communication (IPC) and TCP/IP Sockets.

  Computer Telephony Integration. EDGE supports a variety of commonly used telephony technology, including private branch exchanges, predictive dialers, voice response units and telephony-middleware. Functionality provided through these telephony links include automatic number identification, direct number identification services, screen notification, voice/data transfer and conference, outbound preview dial, automated agent logon/logoff, agent available/unavailable, call hold, retrieve, answer and disconnect and host-based routing.

  Internet Technology. The Company has developed and is currently testing products that support the most commonly used Internet and corporate-based intranets through Microsoft's Internet Explorer browser, Netscape's Navigator browser and Javascript as well as integration to Microsoft's Active X. These products are expected to be commercially available in the second half of 1997.

CLIENT SERVICES

  The Company believes that its client services are a significant differentiating factor in its target markets and are an important component of EDGE deployments. The Company provides consulting and maintenance and technical support services to its customers, including custom application development, systems integration, systems design and construction, database design, installation, skills training, custom documentation, client help desk and software training. The Company has developed a comprehensive and standard methodology to provide continuity through a project from the initial sale to implementation of its applications. The Company's client services organization helps to develop and maintain long-term customer relationships by applying specialized knowledge of industry needs, business processes and technology to help design and provide the customer with a highly functional and flexible solution. The Company's client service department works with strategic consulting and systems integration companies to identify and provide services for large-scale service projects. The Company principally relies on distributors and remarketers to provide consulting and client support services to its international customers. As of March 31, 1997, the Company employed 83 employees in its client services organization. Services and maintenance revenues as a percentage of total revenues were 59.7%, 54.5%, 50.4% and 49.0% in 1994, 1995, 1996 and for the three months ended March 31, 1997, respectively. The Company provides the following services:

  Consulting Services. The Company provides a comprehensive range of professional services for its customers including project management, business consulting, application development, implementation and integration of the Company's products with the customer's existing systems. In addition, the Company offers training programs to meet the specific needs of its customers. The Company maintains a large consulting services staff with extensive experience in the implementation and deployment of complex customer interaction solutions. The demand for the Company's consulting services has increased as the Company's product offerings have been accepted for large-scale installations. Consulting services fees are determined on a time and expense basis and training fees are generally charged on a per class or per student basis.

  Maintenance and Technical Support Services. The Company's maintenance and technical support services staff provides clients with telephone and on-line support of the Company's products. These support services include access to technical support via the Company's telephone help-desk, customer support Web site and e-mail. The Company offers several product support plans, including a 7 day/24 hour plan, which are generally offered for an annual fee based upon a percentage of the license fee. The Company also provides its customers with software upgrades, account management services, technical bulletins, status reports and ongoing communication regarding new features and products under development.

CUSTOMERS AND APPLICATIONS

  As of March 31, 1997, the EDGE suite of products had been licensed to over 175 customers with more than 25,000 total users. In 1996, no customer accounted for more than 10% of the Company's total revenues. However, Zurich Insurance Company accounted for approximately 23.7% of the Company's total revenues for 1995 and Pacific Gas and Electric Company accounted for 14.4% of total revenues for 1994. The following is a representative list of the Company's customers. Each customer listed below has provided revenues in excess of $100,000 from license fees, services or maintenance.


TELESERVICES OUTSOURCING    FINANCIAL SERVICES         TECHNOLOGY
------------------------    ------------------         ----------

                            American Express Company   Cabletron Systems, Inc.
APAC Teleservices, Inc.     American Maturity Life     Hewlett-Packard Company
Direct Marketing             Insurance Company         Nippon Motorola Ltd.
Services, Inc.              Bank of New Zealand
ICT Group, Inc.             Commonwealth Bank of       UTILITIES
ITI Marketing Services,      Australia                 ---------
 Inc.                       ING Bank, N.V.             British Gas plc
Neodata Services, Inc.      JCB Co., Ltd.              Pacific Gas and
Service Data Corporation    The Bank of Tokyo           Electric Company
SITEL Corporation            Mitsubishi
Service Network             The Mutual Life            HEALTH CARE
Telephony B.V.               Assurance Company of      -----------
Telespectrum Worldwide,      Canada                    FHP, Inc.
Inc.                        NationsBank                Kaiser Foundation
                            Trans Financial, Inc.       Health Plan, Inc.
TELECOMMUNICATIONS          TSB Bank plc               Merck-Medco Managed
------------------          United Overseas Bank        Care, L.L.C.
AT&T Corp.                   Ltd.                      The Prudential
Belgacom, S.A.              Wells Fargo Bank, N.A.      Insurance Company of
British                     Zurich Insurance Company    America
Telecommunications plc
Cincinnati Bell             CONSUMER GOODS             OTHER
 Telephone Company          --------------             -----
New Zealand Telecom         Bose Corporation           Securicor Distribution
P.T.T. Telecom B.V.         Philip Morris, Inc.        United Parcel Service
Sprint PCS                  SecurityLink from           General Services Co.
TeleNor Direkte AS          Ameritech

  EDGE applications have been selected by businesses in a variety of industries for domestic and global implementation. The following are representative examples of EDGE deployments by several of the Company's clients. The Company believes that the EDGE deployments described below constitute representative examples because they are relatively recent, represent several of the Company's target industries (including teleservices outsourcing, consumer goods, telecommunications and utilities) and include characteristics which are representative of other EDGE deployments, such as extensive integration with computer telephony devices and system design directed to support outbound and inbound telebusiness activities. The gross revenues generated through March 31, 1997 in connection with each of the deployments described below exceeded $1.0 million.

 SITEL Corporation

  Situation: SITEL Corporation ("SITEL") is one of the largest independent teleservices outsourcing companies in the United States. SITEL creates, manages and conducts large-scale, telephone-based direct sales and customer service programs on an outsourced basis for large corporations using both outbound and inbound call processing. After completing the implementation of specialized predictive dialing and private branch exchange technology, SITEL required comprehensive customer interaction software technology that was flexible, allowed for rapid application deployment of multiple campaigns, could be integrated with existing predictive dialers and automatic call distributors, and was scalable for a range of hundreds to thousands of call center agents.

  Solution: SITEL has licensed EDGE for over 900 users at seven different call centers. SITEL is currently opening two new call centers and has licensed 400 additional users. EDGE's flexibility and functionality enabled SITEL to rapidly add new customer applications, integrate with installed predictive and automatic call distributor technology, and scale across multiple locations. The Company's EDGE solution has been expanded from an initial license for approximately 200 call center agents in 1993 to its current license for more than 1,300 agents. SITEL has primarily used EDGE in its telecommunications division for outbound calling, and is presently executing customer winback, retention and loyalty campaigns for major telecommunications providers to aggressively seek additional market share.

 Bose Corporation

  Situation: Bose Corporation ("Bose") is a leading manufacturer of innovative stereo systems, automotive audio equipment and home stereo speakers. Bose identified a need for an automated customer interaction system to promote the rapid growth in sales of Bose Wave Radios through direct telesales. Bose telesales agents processed inbound prospect and customer calls from extensive print, radio, direct mail and television advertising, and conducted outbound calls to prospects who have been sent information about Bose products. Bose desired a complete automated system to support every phase of its telephony-based marketing, sales and customer support programs.

  Solution: The Bose project commenced in early July 1995 with an absolute requirement to have the call center operational by October 1, 1995. The Company worked with Bose to develop a scripted inbound sales guide and to provide real-time access to marketing campaign information to facilitate order capture, literature fulfillment, customer service and re-call management. The EDGE solution provided computer-telephony links for automatic number identification to facilitate presentation of customer data and directed number identification services to present the appropriate campaign to the agent based upon the advertisement or promotion to which the customer was responding. The EDGE product also provided Bose agents with access to extensive product information as part of a total sales, marketing and service solution.

 Sprint PCS

  Situation: The emergence of wireless technology has presented an alternative method of communication using mobile technology, including mobile telephones, pagers, and remote computing and fax. Sprint Spectrum L.P., which markets its services as Sprint PCS, was formed in 1996 as a joint venture among subsidiaries of each of Sprint Corporation, Tele-Communications, Inc., Comcast Corporation and Cox Communications, Inc., in an effort to capitalize on the personal communications services market. Sprint PCS's sales strategy consisted of multiple sales channels, including retail stores, a field sales force, and direct inside sales through a call center. Sprint PCS also required a common customer database for all sales and marketing activities to facilitate consistent customer communications. The launch of these services was a large and complex undertaking with many interdependencies between nationwide marketing programs and internal management information systems. Sprint PCS utilized a variety of outside consultants and vendors including Ernst & Young and Electronic Data Systems Corp. to assist in the evaluation, selection and implementation of these systems.

  Solution: The EDGE product constituted one of the main architectural components for the customer information repository built using an Oracle database for inside and outside application components. The EDGE implementation was developed and deployed in under three months by the Company's client services staff who worked with Ernst & Young, the overall systems integrator. The EDGE suite of products was integrated with an Aspect automatic call distributor for computer telephony and third-party software for sales force automation. Additionally, EDGE was integrated to an external mainframe system to improve eligibility verification and enrollment processes for Sprint PCS. The Company's on-time delivery allowed Sprint PCS to perform its integration testing with the other call center business applications and begin its marketing programs on schedule.

 Pacific Gas and Electric Company

  Situation: At the end of 1993 the Pacific Gas and Electric Company ("PG&E"), one of the largest utilities in the United States, saw the need to develop a plan for a world-class customer service operation to address competition resulting from deregulation. PG&E's plan called for a company-wide reorganization to consolidate customer service from 31 offices into four call centers with over 800 agents and 18 district offices with more than 200 agents. The new call centers, along with PG&E's district offices, were intended to enable PG&E to improve the effectiveness and efficiency of its customer service to its approximately eight million residential and business customers while reducing costs. To support its customer service plan, PG&E required leading edge, scalable call center and customer service software which could be rapidly deployed to meet aggressive reorganization timetables.

  Solution: PG&E chose EDGE to be integrated with PG&E's telephony and legacy systems. Since mid-1994, EDGE has acted as a front-end interface to PG&E's legacy customer information system, enabling customer service agents during a customer call to easily access information stored on the mainframe while maintaining call center data on local servers. Based upon automatic number identification, local area information is presented to PG&E agents automatically via a screen notification. As the agents process calls, EDGE allows for scripting, queues and other information to be presented in an easy conversational flow. Due to the critical nature of providing continuous utility services during natural disasters, the Company created and implemented backup and recovery strategies for PG&E designed to detect database failure and to automatically and transparently write to a mirror Oracle database.

SALES AND MARKETING

  The Company markets its software and services in the United States through a direct sales organization. The Company's sales representatives are focused by industry expertise and geographical location. To support its sales efforts, the Company conducts marketing programs including advertising, telemarketing, direct mail, seminars, public relations and trade shows. As of March 31, 1997, the Company's sales and marketing organization covering the United States consisted of 46 employees.

  The Company's direct sales force employs a consultative sales process, working closely with prospective customers to understand and define their needs and to determine how those needs are best addressed by the Company's product offerings as well as complementary technology and services offered by strategic systems integration and technology companies. In addition to pursuing sales opportunities with new customers, the Company works closely with its existing customer base to gain knowledge of their industries, and focuses on selling new and enhanced products specifically tailored to such existing customers' requirements, as well as licensing its products to additional users within a customer. Because customer interaction software applications are highly visible within an organization, the Company's sales efforts are generally directed to the senior management of a customer.

  The Company also works closely with strategic consulting and systems integration companies such as Ernst & Young LLP, IBM, A.T. Kearney and dbINTELLECT to increase market awareness and acceptance of the Company's products. The Company has worked jointly with each of these companies by providing software and services as part of a total customer software and systems project in which the consulting or systems integration company also provides services, software or hardware and may be responsible for the overall coordination of the project. In addition, the Company has engaged in co-marketing efforts with IBM and dbINTELLECT. These relationships have led to the Company's introduction into strategic accounts, increased account penetration and reduced sales cycle length. A key part of the Company's strategy is to expand and enhance its existing relationships with leading consulting and systems integration companies to capture additional market share.

  The Company markets its software internationally in Europe, the Pacific Rim, Canada, Mexico and Latin America through remarketing and distribution relationships which it supplements with a direct sales force in certain regions. The Company's principal remarketers and distributors include Datapoint (U.K.) Limited (Europe), TeleDynamics BV (Holland), NCR Corporation (France, Canada, Turkey and Southeast Asia), Kawasaki Steel Systems R&D Corporation (Japan), Locus Corporation (Korea), TKM Communications, Inc. (Canada), Telebusiness New Zealand Limited (New Zealand and Australia), and Communicacoes, Processamento e Mecanismos de Automacao Ltda. (Brazil). As of March 31, 1997, the Company had a direct sales force consisting of eight sales and marketing professionals covering Europe from its London, England office, and three sales professionals focused on Mexico and Latin America. The Company is seeking to expand its existing international distribution network including its indirect distribution channels and direct sales force in order to take advantage of international growth opportunities.

PRODUCT DEVELOPMENT

  The Company believes that to maintain its competitive advantage it must enhance existing applications, introduce new products and features into the market on a regular basis to keep pace with technological advances, meet changing customer requirements and respond to competitors' products. To meet these goals, the Company has invested in developing a comprehensive product development process to define and evaluate rigorous requirements for product functionality and quality. The Company's research and development engineers work closely with its marketing and support personnel and its customers to design enhancements and new products to assure that product evolution reflects developments in the marketplace and trends in client requirements.

  The Company intends to continue its product research and development efforts in order to meet the complex and changing requirements of mid-size and large-scale call centers. The Company recently released an enhanced version of EDGE which includes advanced relational database capabilities, integration to IBM's MQ messaging middleware and support of Novell TSAPI and Aspect Application Bridge telephony middleware. In addition, the Company is planning releases of EDGE during the second half of 1997 to support Microsoft NT 4.0 and SQL Server release 6.5 and Microsoft Active X, and to integrate case-based reasoning technology. In the area of computer-telephony integration, the Company is adding support for Genesys T-Server and Rockwell Spectrum and enhanced blended agent and software-based dialing functionality. In addition, the Company has developed and is currently testing products with Internet and corporate-based intranet capabilities, which will enable call centers to integrate with sites on the World Wide Web and allow applications to be deployed over an intranet with a browser user interface. These new releases will support multiple integrated channels of customer interaction including voice, interactive voice response, e-mail and the World Wide Web.

  The Company is making long-term investments to enhance the componentization and object orientation of EDGE's underlying architecture. The Company is utilizing emerging industry standards such as Microsoft COM/DCOM, CORBA compliant object technology, Java language and supporting Java technology. The Company believes that these investments will provide a number of important benefits including the ability to migrate easily to new components in the future in a "plug and play" mode, to shield business objects and customer applications from the underlying technology infrastructure, and to seamlessly integrate with other business applications that adhere to the same standards.

  As of March 31, 1997, the Company's product development staff consisted of 51 employees. In addition, the Company augments its internal research and development organization with the services of an outside consulting firm. The Company's total expenses for product development for the years ended
December 31, 1994, 1995 and 1996 were $6.1 million, $6.8 million and $6.4 million, respectively, and represented 33.3%, 28.6% and 24.3% of total revenues in these periods, respectively. The Company's total expenses for product development for the three months ended March 31, 1997 were $1.5 million and represented 20.6% of total revenues for such period. The Company expects that it will continue to commit substantial resources to product development in the future.

COMPETITION

  The market for telemarketing, telesales and customer service software is intensely competitive, rapidly evolving and highly sensitive to new product introductions or enhancements and marketing efforts by industry participants. The Company competes with a large number of competitors ranging from internal information systems departments to packaged software application vendors. The Company believes that as the United States and international software markets continue to grow, a number of new vendors will enter the market and existing competitors and new market entrants will attempt to develop applications targeting additional markets.

  Management believes that it competes in most of its markets with the internal information systems departments of potential customers who desire to develop their own customer interaction software rather than acquire software from a third-party vendor such as the Company. The Company believes that the principal software companies with which it competes are Versatility Inc. for telesales and telemarketing automation software, and The Vantive Corporation, Clarify Inc. and Scopus Technology, Inc. for teleservices automation software. The Company also competes on occasion with systems integration firms. Among the Company's current and potential competitors are also a number of large hardware and software companies that may develop or acquire products that compete with the Company's products. Competitors have established and may in the future establish cooperative relationships or alliances which may increase their ability to provide superior software solutions or services. In addition, consolidation within the call center customer interaction software industry could create new or stronger competitors. Increased competition resulting from new entrants, call center customer interaction software industry consolidation, cooperative relationships or alliances could result in price reductions, reduced operating income or loss of market share, any of which could materially adversely affect the Company's business, operating results or financial condition. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, service, support and other resources, generate higher revenues and have greater name recognition than the Company. There can be no assurance that the Company's current or potential competitors will not develop products comparable or superior to those developed by it or adapt more quickly than the Company to new technologies, evolving industry trends or changing client requirements. There can be no assurance that the Company will be able to compete effectively against current or future competitors or that competitive pressures faced by the Company would not materially and adversely affect its business, operating results or financial condition.

  The Company believes that the principal competitive factors in its industry include product performance and functionality, flexibility, ease of use, adherence to open standards, scalability, ability to integrate external data sources, speed of deployment, client service, customer support and price. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that it will be able to maintain its competitive position against current and potential competitors, especially those with greater financial, technical, marketing, service, support and other resources than the Company, or that competitive pressures will not materially and adversely affect the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company relies primarily on a combination of copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect its proprietary rights. The Company typically enters into confidentiality or license agreements with its employees, distributors, clients and potential clients, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that these steps will be adequate to deter misappropriation or independent third-party development of its technology or to prevent an unauthorized third party from obtaining or using information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the

United States. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. Although the Company believes that its products and technology do not infringe on any existing proprietary rights of others, the use of patents to protect software has increased, and there can be no assurance that third parties will not assert infringement claims in the future or, if infringement claims are asserted, that such claims will be resolved in the Company's favor. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to the Company or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. Any infringement claims resolved against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. In addition, litigation may be necessary in the future to protect the Company's trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

  The Company has entered into agreements with a small number of its customers requiring the Company to place its source code in escrow. These escrow agreements typically provide that customers have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against the Company, if the Company ceases to do business or if the Company fails to meet its support obligations. The escrow agreements, and any that the Company may enter into in the future, may increase the possibility of misappropriation by third parties. In addition, the Company utilizes a third-party contractor for selected product development projects which may also increase the possibility of misappropriation by third parties.

REGULATORY ENVIRONMENT

  Certain uses of outbound call processing systems are regulated by federal, state and foreign law. The Federal Telephone Consumer Protection Act required the Federal Communications Commission to create regulations protecting residential telephone subscribers from unwanted telephone solicitations. Certain states have enacted similar laws limiting access to telephone subscribers who object to receiving solicitations. Although compliance with these laws may limit the potential use of the Company's products, the Company's products can be programmed to operate in compliance with these laws through the use of appropriate calling lists and calling campaign time parameters. There can be no assurance, however, that future legislation further restricting telephone solicitation practices, if enacted, would not materially adversely affect the Company.

EMPLOYEES

  As of March 31, 1997, the Company employed 221 employees, consisting of 51 employees in research and development, 57 employees in sales and marketing, 62 employees in consulting services, 21 employees in client support services and 30 employees in finance and administration. Of these, 23 are located in Europe and the remainder are located in the United States. None of these employees is covered by any collective bargaining agreements. The Company believes that its relationship with its employees is good.

FACILITIES

  The Company leases its corporate headquarters in Shelton, Connecticut, which consists of approximately 25,000 square feet of office space. The lease for the Shelton, Connecticut office has a term ending on March 31, 2004. In addition, the Company maintains an office in Irvine, California with a lease for approximately 22,000 square feet of office space. The lease for the Irvine, California office has a term ending on January 19, 2001. In support of its direct sales and service and support operations, the Company leases offices in three other locations in the United States, as well as an office in London, England. These offices comprise between 1,200 and 6,000 square feet each and have lease terms ending between December 31, 1997 and April 30, 2001.

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation in the normal course of business relating to claims arising out of its operations. The Company is not currently involved in any litigation which, in management's opinion, would have a material adverse effect on its business, operating results or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company, their ages and their respective positions with the Company are as follows:

                NAME                AGE                POSITION
                ----                ---                --------
 Albert R. Subbloie, Jr...........   37 President, Chief Executive Officer and
                                         Director
 Gary R. Martino..................   37 Chairman of the Board, Chief Financial
                                         Officer,
                                         Treasurer, Assistant Secretary and
                                         Director
 Andrei Poludnewycz...............   37 Executive Vice President--Technology,
                                         Secretary and Director
 James S. Aufdemberge.............   44 Senior Vice President--Sales and
                                         Marketing
 Paul G. Frederick................   37 Senior Vice President--Client Services
 James E. Anderson................   51 Vice President--International
                                         Operations
 David G. Caldeira................   40 Vice President--Products Division
 Michael P. McGroarty.............   36 Vice President and General Counsel,
                                         Assistant Secretary
 Paul J. Schmidt..................   37 Vice President--Applied Technologies
                                         and Director
 David J. Callard (1)(2)..........   58 Director
 Thomas F. Hill (1)...............   51 Director
 Donald P. Miller (2).............   66 Director

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Each officer serves at the discretion of the Board of Directors. Each director holds office until his successor is duly elected and qualified or until his resignation or removal. There are no family relationships among any of the directors or executive officers of the Company.

  Following this Offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of three Class I Directors (Messrs. Schmidt, Miller and
Hill), two Class II Directors (Messrs. Poludnewycz and Subbloie) and two Class III Directors (Messrs. Callard and Martino). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of shareholders held during the calendar years 1998, 1999 and 2000, respectively.

  Mr. Subbloie has been the President, Chief Executive Officer and a Director of the Company since its incorporation in 1990. Prior to incorporation of the Company, Mr. Subbloie was a founding partner of the Partnership with Messrs. Martino and Poludnewycz, which engaged in the business of consulting and development of computer software. From 1982 to 1984, Mr. Subbloie was employed with the consulting division of Arthur Andersen & Co., a professional accounting firm ("Arthur Andersen"), and specialized in distribution and manufacturing consulting.

  Mr. Martino has been a Director and officer of the Company since its incorporation in 1990. In his capacity as a director, he has served as the Chairman of the Board of Directors since the Company's incorporation in 1990. In his capacity as an officer, he has served as Treasurer, Chief Financial Officer and Assistant Secretary. Prior to incorporation of the Company, Mr. Martino was also a founder of the Partnership with Messrs. Subbloie and Poludnewycz. From 1982 to 1984, Mr. Martino was employed with the consulting division of Arthur Andersen and specialized in financial application consulting.

  Mr. Poludnewycz has been an officer and a Director of the Company since its incorporation in 1990. Mr. Poludnewycz has served as Secretary of the Company since its incorporation in 1990. From 1992 to 1994, he served as Executive Vice President--Products Division and subsequently served as Executive Vice President--Technology. Prior to incorporation of the Company, Mr. Poludnewycz was a founding partner of the Partnership with Messrs. Subbloie and Martino. From 1982 to 1984, Mr. Poludnewycz was employed with the consulting division of Arthur Andersen and specialized in developing computer applications for the mid-range hardware platforms of IBM.

  Mr. Aufdemberge served as Vice President--Sales of the Company from 1994 through 1995 and has served as Senior Vice President--Sales and Marketing since 1996. Prior to joining the Company in 1994, Mr. Aufdemberge was employed for ten years with Dun & Bradstreet Software, Inc. ("Dun & Bradstreet"), a financial, human resources and manufacturing applications software company. Mr. Aufdemberge's primary responsibilities with Dun & Bradstreet were sales and support services.

  Mr. Frederick has served as Senior Vice President--Client Services of the Company since 1995. Prior to joining the Company, he was employed from 1991 to 1995, most recently as associate partner, with a division of Andersen Consulting LLP ("Andersen Consulting") which specialized in large scale systems integration. Mr. Frederick's primary responsibilities with Andersen Consulting included project and practice management.

  Mr. Anderson served as Vice President--Business Development of the Company from 1994 to 1995 and has since served as Vice President--International Operations. From 1970 to 1994, Mr. Anderson was employed by IBM as a software product planning manager, a branch sales manager and the Worldwide Market Development Manager for IBM's CallPath product.

  Mr. Caldeira has been employed with the Company in several capacities since its incorporation in 1990. He served as Vice President--Sales from 1990 to 1992 and as Vice President--Business Development from 1992 to 1994. He has served in his present position of Vice President--Products Division since 1994. Mr. Caldeira joined the Partnership in 1989 as a Regional Sales Manager and was formerly employed as a Senior Manager with the consulting division of Arthur Andersen where he specialized in systems for mid-size companies.

  Mr. McGroarty joined the Company in 1996 as Vice President and General Counsel, and also serves as an Assistant Secretary. From 1990 to 1996, Mr. McGroarty was an attorney with the law firm of Fulbright & Jaworski L.L.P.

  Mr. Schmidt has served as an officer and Director of the Company since its incorporation in 1990. From 1990 to 1994, he served as Vice President--Client Services and has since served as Vice President--Applied Technologies. From 1985 to 1990, Mr. Schmidt was employed as a Vice President at the Partnership and specialized in client services. From 1982 to 1985, Mr. Schmidt worked for Andersen Consulting and specialized in financial, distribution and manufacturing consulting.

  Mr. Callard has served as a Director of the Company since March 1992. He has served as President of Wand Partners (S.C.) Inc. (formerly Wand Partners Inc.) ("WPI") since 1991. WPI and its affiliates are principally engaged in the business of direct private equity investments. Mr. Callard serves on the Company's Board of Directors pursuant to a letter agreement, as amended, between WPI and the

Company, which permits WPI to designate two members of the Company's Board of Directors. The letter agreement will terminate upon completion of this offering. See "Certain Transactions." Prior to joining WPI, Mr. Callard was a Managing Director in mergers and acquisitions with the investment banking firm of Alex. Brown & Sons Incorporated. Mr. Callard has also served as a director since 1974 of Waverly, Inc., a medical publisher, and as a director since 1992 of Chartwell Re Corp., a property and casualty reinsurer.

  Mr. Hill has served as a Director of the Company since March 1991. He has served as a director of WPI from 1990 until March 1997 and his present principal occupation is as President of Thomas F. Hill, Inc., a management consulting company. Since 1994, he has also served as a director of Nestor, Inc., a company which develops neural network pattern recognition technology. Mr. Hill serves on the Company's Board of Directors pursuant to a letter agreement, as amended, between WPI and the Company which permits WPI to designate two members of the Company's Board of Directors. The letter agreement will terminate upon completion of this offering. See "Certain Transactions."

  Mr. Miller has served as a Director of the Company since March 1991. From 1970 to 1986 Mr. Miller was President and Chief Executive Officer of Posi-Seal International, Inc., a manufacturer of industrial valves. He is presently retired. Mr. Miller has served as a director of the following companies since the dates indicated: Raytech Corp., a manufacturing holding company, since 1986; Saab Financial Receivable Corp., an automotive finance company and wholly-owned subsidiary of Saab-Scania Corp., since 1991; and Smart Games Interactive, Inc., a manufacturer of interactive consumer electronic systems, since 1993.

BOARD COMMITTEES

  The Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee, in conjunction with the entire Board of Directors, makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. It is comprised of Messrs. Callard and Hill. The Audit Committee, in conjunction with the entire Board of Directors, reviews the results and scope of the audit and other services provided by the Company's independent public accountant. It is comprised of Messrs. Callard and Miller.

DIRECTOR COMPENSATION

  The Company reimburses each member of the Board of Directors for expenses incurred in connection with attending Board and committee meetings. Mr. Miller receives $2,500 for attendance at each meeting of the Board, unless his attendance is via telephone. Mr. Hill receives a fixed fee of $10,000 per year. Directors who are employees of the Company are not entitled to receive compensation in their capacities as directors. For the fiscal year ended December 31, 1996, non-employee directors received the following compensation:
(i) Thomas F. Hill--$20,000 ($10,000 for fiscal year 1995 and $10,000 for fiscal year 1996) and (ii) Donald P. Miller--$7,500.

  Pursuant to the Company's 1996 Non-Employee Directors Stock Option Plan, each non-employee director receives a one-time grant of a stock option to purchase 16,875 shares of Common Stock of the Company, subject to certain adjustments, at the fair market value thereof on the date of grant. Each such stock option is fully exercisable on the date that is six months following the date of grant and expires ten years after the date of grant.

  Pursuant to the 1996 Non-Employee Directors Stock Option Plan, Messrs. Callard, Hill and Miller each received options to purchase 16,875 shares of Common Stock at an exercise price of $7.11 on March 14, 1996.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth certain information relating to compensation earned by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the fiscal year ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                                    ANNUAL           LONG-TERM
                                                 COMPENSATION     COMPENSATION(1)
                                             -------------------- ----------------
                                                                  SHARES OF COMMON
                                                                  STOCK UNDERLYING    ALL OTHER
        NAME AND PRINCIPAL POSITION          SALARY ($) BONUS ($)  OPTIONS (#)(2)  COMPENSATION ($)
        ---------------------------          ---------- --------- ---------------- ----------------
Albert R. Subbloie, Jr. ...................   225,000    18,750       123,750           25,104(3)
 President and Chief Executive Officer
Gary R. Martino............................   225,000    18,750       123,750           22,399(3)
 Chairman of the Board, Chief Financial
 Officer, Treasurer and Assistant Secretary
Andrei Poludnewycz.........................   174,600       --         22,500           11,569(3)
 Executive Vice President--Technology and
 Secretary
Paul G. Frederick..........................   179,375    19,047           --               899(4)
 Senior Vice President--Client Services
James S. Aufdemberge.......................   152,500    74,645           --               995(5)
 Senior Vice President--Sales and Marketing

--------
(1) The Company did not make any restricted stock awards or long term incentive plan payouts in the fiscal year ended December 31, 1996.
(2) The Company did not grant any stock appreciation rights ("SARs") in the fiscal year ended December 31, 1996. The number of shares presented reflects a 2.25-for-1 split of the Common Stock to be effected prior to the closing of this offering.
(3) Amount includes term life insurance premiums paid in the amounts of $3,524, $2,464 and $2,562 for Messrs. Subbloie, Martino and Poludnewycz, respectively, and the benefit derived from the interest-free loans made by the Company to such officers in the amounts of $21,580, $19,935, and $9,007, respectively. The benefit derived from the interest-free loans was calculated by taking the December 31, 1996 prime rate of 8.25% and applying it to the January 1, 1996 through December 31, 1996 month-end balances. See "Certain Transactions."
(4) Amount includes Company contributions or payments of (i) $667 to Mr. Frederick's 401(k) plan and (ii) $232 of term life insurance premiums.
(5) Amount includes Company contributions or payments of (i) $763 to Mr. Aufdemberge's 401(k) plan and (ii) $232 of term life insurance premiums.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth grants of stock options to the Named Executive Officers during the fiscal year ended December 31, 1996. No SARs were granted during the fiscal year ended December 31, 1996.

                                           INDIVIDUAL GRANTS(1)
                          ------------------------------------------------------
                                                                                     VALUE AT ASSUMED
                           SHARES OF     % OF TOTAL                                ANNUAL RATES OF STOCK
                          COMMON STOCK     OPTIONS                                PRICE APPRECIATION FOR
                           UNDERLYING    GRANTED TO    EXERCISE OR                    OPTION TERM(2)
                            OPTIONS     EMPLOYEES IN    BASE PRICE   EXPIRATION   ------------------------
    NAME                   GRANTED(3)   FISCAL YEAR(4)  PER SHARE(3)    DATE          5%          10%
    ----                  ------------- -------------- ------------- -----------  ----------- ------------
Albert R. Subbloie, Jr..     56,250          11.2%         $7.11       3/14/06(5) $   251,600 $   637,500
                             67,500          13.4           8.00       7/11/06(6)     339,600     860,600
Gary R. Martino.........     56,250          11.2           7.11       3/14/06(5)     251,600     637,500
                             67,500          13.4           8.00       7/11/06(6)     339,600     860,600
Andrei Poludnewycz......     22,500           4.5           8.00       7/11/06(6)     113,200     286,900

--------
(1) All options were granted at fair market value on the date of the grant as determined by the Board of Directors of the Company.
(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.
(3) The number of shares presented reflects a 2.25-for-1 split of the Common Stock to be effected prior to the closing of this offering.
(4) Based on options to purchase an aggregate of 502,875 shares of Common Stock granted to all employees of the Company in fiscal 1996.
(5) All 56,250 options became exercisable on March 14, 1996.
(6) The dates of exercisability for the options are as follows: (i) 25% on July 11, 1997; (ii) 25% on July 11, 1998; (iii) 25% on July 11, 1999; and
    (iv) 25% on July 11, 2000.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers as of December 31, 1996. No stock options were exercised by any of the Named Executive Officers during fiscal year 1996.

                                NUMBER OF SHARES OF      VALUE OF UNEXERCISED
                              COMMON STOCK UNDERLYING    IN-THE-MONEY OPTIONS
                                UNEXERCISED OPTIONS         AT FISCAL YEAR-
                             AT FISCAL YEAR-END (#)(1)       END ($)(1)(2)
                             ------------------------- -------------------------
    NAME                     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
    ----                     ----------- ------------- ----------- -------------
Albert R. Subbloie, Jr......   131,287      67,500       233,450          --
Gary R. Martino.............   131,287      67,500       233,450          --
Andrei Poludnewycz..........    37,518      22,500       116,725          --
Paul G. Frederick...........    18,750      37,498        36,667       73,333
James S. Aufdemberge........    42,187      42,187       131,250      131,250

--------
(1) The numbers of shares and values of options presented reflects a 2.25-for-1 split of the Common Stock to be effected prior to the closing of this offering.
(2) Calculated on the basis of the difference between the fair market value of the underlying securities at fiscal year end, as determined by the Company's Board of Directors, and the exercise price of the option.

STOCK OPTION PLANS

  1991 Amended and Restated Stock Option Plan. The Company's 1991 Amended and Restated Stock Option Plan (the "1991 Plan") provides for the grant of options to purchase a maximum of 900,000 shares of Common Stock. As of March 31, 1997, 6,007 shares had been issued pursuant to the exercise of options granted under the 1991 Plan, options for 840,224 shares were outstanding. The scheduled termination date for the 1991 Plan is October 29, 2001; however, the termination of the 1991 Plan will not affect any options previously granted thereunder. The 1991 Plan provides for grants to employees of either or both incentive stock options and nonqualified stock options. On March 14, 1996 the Board of Directors resolved that no further options may be granted or issued under the 1991 Plan.

  The 1991 Plan is currently administered by the Board of Directors, which is authorized to delegate its administrative duties to a committee. Subject to the provisions of the 1991 Plan, the Board of Directors has the authority to select the employees to whom options are granted and determine the terms of each option.

  1996 Non-Employee Directors Stock Option Plan. The Company's 1996 Non-Employee Directors Stock Option Plan (the "1996 Non-Employee Directors Plan") provides for the grant of options to purchase a maximum of 135,000 shares of Common Stock. As of March 31, 1997, no shares had been issued under the 1996 Non-Employee Directors Plan, options for 50,625 shares were outstanding and 84,375 shares remained available for future issuance under the 1996 Non-Employee Directors Plan. All options granted under the 1996 Non-Employee Directors Plan must be granted by March 14, 2006, the scheduled termination date of the 1996 Non-Employee Directors Plan; however, the termination of the 1996 Non-Employee Directors Plan will not affect any options previously granted thereunder. The 1996 Non-Employee Directors Plan provides for grants to non-employee directors of the Company ("Non-Employee Directors") of nonqualified stock options.

  The 1996 Non-Employee Directors Plan is administered by the Board of Directors which is authorized to delegate its administrative duties to a committee. Each Non-Employee Director receives at the first Board of Directors meeting attended, a one-time grant of an option to purchase 16,875 shares of Common Stock at an exercise price equal to the fair market value of the shares on the grant date. Each option becomes fully exercisable on the date that is six months following the grant date. All options expire ten years after the grant date; however, the Board of Directors may limit the exercise period if deemed necessary to comply with applicable law.

  1996 Employee and Consultant Stock Option Plan. The Company's 1996 Employee and Consultant Stock Option Plan (the "1996 Employee and Consultant Plan") provides for the grant of options to purchase a maximum of 900,000 shares of Common Stock. As of March 31, 1997, no shares had been issued under the 1996 Employee and Consultant Plan, options for 646,326 shares were outstanding and 253,674 shares remained available for future issuance. All options granted under the 1996 Employee and Consultant Plan must be granted by March 14, 2006, the scheduled termination date of the 1996 Employee and Consultant Plan, however, the termination of the 1996 Employee and Consultant Plan will not affect any options previously granted thereunder. The 1996 Employee and Consultant Plan provides for grants to employees of the Company and certain of its affiliates of either or both incentive stock options and nonqualified stock options and grants of nonqualified stock options only to non-employee consultants to the Company and certain of its affiliates.

  The 1996 Employee and Consultant Plan is administered by the Board of Directors which is authorized to delegate its administrative duties to a committee. Subject to the provisions of the 1996 Employee and Consultant Plan, the Board of Directors has the authority to select the employees and consultants to whom options are granted and determine the terms of each option.

  Employee Stock Purchase Plan. The Company's Employee Stock Purchase Plan (the "Purchase Plan") is designed to allow eligible employees of the Company and designated subsidiaries to purchase shares of Common Stock each year through accumulated payroll deductions under the Purchase Plan. A reserve of 450,000 shares of Common Stock has been established for this purpose.

  Payroll deductions may not exceed 10% of the annual salary or wages paid by the Company to the employee, including contributions to his 401(k) but excluding any bonus, fee, overtime, severance or credits. The purchase price per share will be an amount equal to eighty-five percent (85%) of (i) the fair market value of a share of the Common Stock on the offering date or (ii) the fair market value of a share of Common Stock on the exercise date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Certificate of Incorporation that eliminate to the fullest extent permissible under Connecticut law the liability of its directors to the Company or its shareholders for monetary damages. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Connecticut law.

  There is no currently pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company was comprised of Messrs. Callard and Hill for the fiscal year ended December 31, 1996. Messrs. Subbloie, Martino, Poludnewycz and Schmidt also participated in the deliberations of the Board of Directors concerning executive officer compensation. Messrs. Callard and Hill are affiliated with the Wand Group (as defined below) which have engaged in certain financing and consulting transactions with the Company during fiscal years 1994, 1995 and 1996. Messrs. Subbloie, Martino, Poludnewycz and Schmidt also engaged in certain transactions with the Company during fiscal years 1994, 1995 and 1996. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

  The Company entered into an agreement with Wand Partners L.P. ("Wand Partners"), dated as of January 2, 1995 (the "Monitoring Agreement") pursuant to which Wand Partners provides consulting services to the Company for a fee of $40,000 per year payable in equal quarterly installments. The Monitoring Agreement will terminate upon the completion of this offering. David J. Callard is the President and a director of WPI and Wand (IMA) Inc. and Thomas
F. Hill is a former director of WPI. WPI is a general partner of Wand/IMA Investments, L.P. ("Wand-I") and Wand/IMA Investments II L.P. ("Wand-II"). Wand (IMA) Inc. is a general partner of Wand-II and Wand/IMA Investments III L.P. ("Wand-III"). Messrs. Callard and Hill are directors of the Company. During 1994, 1995 and 1996, the Company paid financial advisory and consulting fees in the aggregate amount of $50,000, $50,000 and $40,000, respectively, to WPI and its affiliates. In addition, the Company paid a fee of $100,000 to Wand (IMA) Inc. in 1996 in connection with an equity financing transaction. Wand-I, Wand-II, Wand-III, WPI, Wand (IMA) Inc. and Bruce W. Schnitzer are sometimes referred to herein collectively as the "Wand Group."

  The Company sold the Wand Note to Wand-I on December 21, 1990 and amended the Wand Note on October 29, 1991. The Company used the proceeds of the Wand Note for working capital purposes. The Wand Note is subordinated and unsecured, and has an outstanding principal amount of $250,000 due and payable on December 21, 1997. Interest on the Wand Note is payable quarterly on each March 21, June 21, September 21 and December 21, until maturity at the rate of 12.0% per annum. During 1994, 1995 and 1996, the Company made principal payments on the Wand Note in the amount of $0, $250,000 and $500,000, respectively.

  In connection with the issuance of the Wand Note, a letter agreement, dated December 21, 1990, as amended (the "Letter Agreement"), was entered into by the Company, Wand-I, WPI, and certain shareholders of the Company, including Albert R. Subbloie, Jr., Gary R. Martino, Andrei Poludnewycz and Paul J. Schmidt, each of whom is a director, executive officer and shareholder of the Company. The Letter Agreement provides, among other things, that the Wand Group shall have the right to designate up to two members to the Board of Directors of the Company until such time as there has been an Initial Public Offering (as defined therein). Currently Messrs. Callard and Hill are such designees. The Letter Agreement also provided for the payment of certain financial advisory fees, which provisions were superseded by the Monitoring Agreement. The Letter Agreement also grants to Wand-I a right of first refusal to purchase securities issued by the Company below a certain price and certain take-along rights. The Letter Agreement was amended on June 1, 1994 to change certain provisions relating to take-along rights, to delete certain individuals as parties to the Letter Agreement and to make certain other definitional changes set forth therein. The Letter Agreement will terminate upon completion of this offering.

  On June 1, 1994, Messrs. Martino, Subbloie, Schmidt and Poludnewycz sold an aggregate of 265,000 shares of Common Stock to Mercury Asset Management plc, acting as agent for certain of its discretionarily managed accounts, for an aggregate purchase price of $1,060,002. The Company was a party to the stock purchase agreement relating to the foregoing transaction pursuant to which the Company granted certain registration rights to the purchasers. The Company did not receive any tangible consideration in connection with this transaction.

  On June 1, 1994, Messrs. Martino, Subbloie, Schmidt and Poludnewycz sold an aggregate of 66,249 shares of the Common Stock to Mr. Callard, Bruce W. Schnitzer and Malcolm P. Appelbaum for an aggregate purchase price of $264,996. Mr. Schnitzer is the majority shareholder and a director and officer of WPI and Wand (IMA) Inc., and may be deemed to beneficially own the shares of Common Stock held by the Wand Group. The Company granted registration rights to the purchasers in connection with the transaction. The Company also entered into certain amendments to the registration rights provisions of outstanding Common Stock purchase warrants, the Letter Agreement and registration rights provisions of certain other agreements between the Company and Wand-I, Mr. Hill and WPI.

  On November 16, 1994, the Company issued 250,000 shares of Common Stock to Wand-I at a price of $4.00 per share. In connection with such financing, the Company entered into certain amendments to outstanding Common Stock purchase warrants held by Wand-I, Mr. Hill and WPI.

  On March 31, 1995, the Company issued to Wand-I and Wand-II, 3,750 and 750 shares of Series A Senior Convertible Preferred Stock, no par value ("Series A Preferred Stock"), respectively, for an aggregate consideration of $4,500,000. The Series A Preferred Stock has a stated value of $1,000 per share and is presently convertible into 920,433 shares of Common Stock at a conversion price of $4.89 per share.

  On May 2, 1995, the Partnership, whose general partners are Messrs. Martino, Subbloie and Poludnewycz, sold an office building which had been formerly leased by the Company to an unrelated third party. In connection with such sale, the Partnership utilized the proceeds from the sale to repay a portion of the outstanding commercial mortgage loan secured by the facility. The amount of the sale price was less than the outstanding balance of the mortgage loan and the Partnership reissued a promissory note to the Bank in an amount equal to the remaining balance of $475,000, bearing interest at a floating rate equal to the Bank's prime rate plus one and one-half percent (1.5%) (the "Restated Partnership Note"). The Restated Partnership Note was payable in equal monthly installments of $15,833 commencing June 1, 1995 and ending November 1, 1997. In connection with such sale and refinancing, the Company's lease with respect to the facility was terminated and the Company entered into a lease termination agreement with the Partnership pursuant to which the Company agreed to make payments in an amount equal to the debt service on the Restated Partnership Note. The amount of net rent, operating expenses and other costs paid by the Company to, or on behalf of, the Partnership during fiscal years 1994 and 1995 was $223,000 and $208,600, respectively. The previously existing mortgage loan had been guaranteed by the Company, and the Company confirmed its guaranty of the Restated Partnership Note in connection with the sale of the office building.

  On October 26, 1995, the Company entered into the Loan and Security Agreement with the Bank pursuant to which the Bank provided the Line of Credit in the maximum amount of $6.0 million and the Term Loan in the amount of $2.5 million. The Company used a portion of the proceeds from the bank financing to prepay all of its obligations under the lease termination agreement and the Partnership repaid in full the Restated Partnership Note. Messrs. Subbloie, Martino and Poludnewycz guaranteed the payment of all of the indebtedness under the Loan and Security Agreement and agreed to subordinate the payment of any debt payable to such officers to the debt owed to the Bank.

  On November 1, 1996, the Company issued 354 and 3,996 shares of its Series B Senior Convertible Preferred Stock, no par value ("Series B Preferred Stock"), to Wand-II and Wand-III, respectively, for an aggregate consideration of $4,350,000. The Series B Preferred Stock has a stated value of $1,000 per share and is presently convertible into 611,728 shares of Common Stock at a conversion price of $7.11 per share.

  As of January 1, 1994, the Company had borrowed $50,000 from Mr. Subbloie. During 1994, the Company borrowed $481,500, $387,500 and $273,000 from Messrs. Subbloie, Martino and Poludnewycz, respectively, and repaid $437,000, $377,500 and $273,000 to such individuals, respectively, resulting in outstanding balances of $94,500, $10,000 and $0 as of December 31, 1994 for such individuals, respectively. During 1995, the Company borrowed $421,500, $119,200 and $273,000 from Messrs. Subbloie, Martino and Poludnewycz, and repaid $356,500, $114,000 and $170,000 to such individuals, respectively, resulting in outstanding balances of $159,500, $15,200 and $103,000 as of December 31, 1995 for such individuals, respectively. During 1996, the Company repaid the outstanding balances of the loans ($159,500, $15,200 and $103,000 to Messrs. Subbloie, Martino and Poludnewycz, respectively). The loans were unsecured, subordinated and due on demand, and were used by the Company for working capital purposes. During 1996, interest was charged on the 1994, 1995 and 1996 net borrowings under the loans at an effective interest rate of 9.5% and all interest due for years 1994, 1995 and 1996 was paid by the Company in 1996.

  As of January 1, 1994, Messrs. Subbloie, Martino and Poludnewycz had received interest-free unsecured personal loans from the Company aggregating approximately $127,300, $105,600 and $21,700, respectively. During 1994, 1995 and 1996 the Company made additional interest-free unsecured personal loans to each of Messrs. Subbloie, Martino and Poludnewycz in the respective amounts of $64,900, $17,700 and $28,800 for Mr. Subbloie; $68,300, $14,000 and $34,700
for Mr. Martino; and $41,300, $4,800 and $41,300 for Mr. Poludnewycz. No amounts were repaid on the loans during 1994, 1995 or 1996 by any of Messrs. Subbloie, Martino or Poludnewycz, and as a result the amounts outstanding at December 31 of each such year were $192,200, $209,900 and $238,700 for Mr. Subbloie; $173,900, $187,900 and $222,600 for Mr. Martino; and $63,000,
$67,800 and $109,100 for Mr. Poludnewycz, which amounts were the greatest principal amounts outstanding at any time during such years for such officers. Messrs. Subbloie, Martino and Poludnewycz executed promissory notes effective as of December 31, 1996 equal to the outstanding balance of their aggregate loans, which were $238,700, $222,600 and $109,100, respectively (collectively, the "1996 Loans"). The 1996 Loans bear interest at 8.25% per annum, are unsecured and provide for the payment of all principal and accrued interest thereon on the earlier to occur of an initial public offering or June 1, 1999. The 1996 Loans represented advances made by the Company which were used by Messrs. Subbloie, Martino and Poludnewycz for personal expenses unrelated to the business of the Company.

  On February 28, 1997, the Company made unsecured personal loans of $57,000, $58,500 and $34,000 to each of Messrs. Subbloie, Martino and Poludnewycz, respectively (collectively, the "1997 Loans"). The 1997 Loans bear interest at 8.25% per annum and provide for the payment of all principal and accrued interest thereon on the earlier of June 1, 1999 or an initial public offering of Common Stock of the Company. The aggregate outstanding amount of the 1996 Loans and 1997 Loans for each of Messrs. Subbloie, Martino and Poludnewycz is $295,700, $281,100 and $143,100, respectively. The principal amount and accrued interest of the 1996 Loans and 1997 Loans will be repaid in full by such officers upon the completion of this offering. The 1997 Loans represented advances made by the Company which were used by Messrs. Subbloie, Martino and Poludnewycz for personal expenses unrelated to the business of the Company.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the shares offered hereby (i) by each person or entity known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) by each director of the Company, (iii) by each of the Named Executive Officers, (iv) by all directors and executive officers of the Company as a group, and (v) by other Selling Shareholders. Unless otherwise indicated below, to the knowledge of the Company, each person or entity listed below maintains a mailing address c/o Information Management Associates, Inc., One Corporate Drive, Suite 414, Shelton, Connecticut 06484 and has sole voting and investment power over the shares of Common Stock shown as beneficially owned, except to the extent authority is shared by spouses under applicable law.

                           SHARES BENEFICIALLY                SHARES BENEFICIALLY
                               OWNED PRIOR                           OWNED
                             TO OFFERING(1)                  AFTER OFFERING(1)(2)
                           -----------------------           -----------------------
DIRECTORS, EXECUTIVE                               NUMBER OF
OFFICERS AND FIVE PERCENT                           SHARES
SHAREHOLDERS                 NUMBER     PERCENT     OFFERED    NUMBER      PERCENT
-------------------------  ------------ ---------- --------- ------------ ----------
Wand Group (3)...........     3,516,913     55.0%   600,000     2,916,913     31.7%
 630 Fifth Avenue, Suite
  2435
 New York, NY 10111
Albert R. Subbloie, Jr.
 (4).....................       682,726     10.5     66,000       616,726      6.6
Gary R. Martino (5)......       680,476     10.4     66,000       614,476      6.6
Andrei Poludnewycz (6)...       455,304      7.1     43,602       411,702      4.5
James S. Aufdemberge (7).        50,230        *          0        50,230        *
Paul G. Frederick (8)....        18,750        *          0        18,750        *
Paul J. Schmidt (9)......       200,508      3.1     15,000       185,508      2.0
David J. Callard (10)....        48,825        *          0        48,825        *
 c/o Wand Partners (S.C.)
  Inc.
 630 Fifth Avenue, Suite
  2435
 New York, NY 10111
Thomas F. Hill (11)......        68,661      1.1      6,000        62,661        *
Donald P. Miller (12)....        16,875        *      2,500        14,375        *
Directors and Executive
 Officers as a Group
 (12 persons) (13).......     2,282,355     33.2    199,102     2,083,253     21.5
OTHER SELLING
 SHAREHOLDERS
-------------
Mercury Asset Management
 plc.....................       265,000      4.1     33,125       231,875      2.5
James H. Coffman, Jr.
 (14)....................       209,902      3.2    209,902             0      0.0
Michael Herlehy..........        67,974      1.1      7,500        60,474        *
Joseph Niciforo..........        67,974      1.1      7,500        60,474        *
Joseph R. LeMay, Jr.
 (15)....................        67,140      1.0      3,750        63,390        *
Thomas Pedersen..........        28,867        *     28,867             0      0.0
William and Marylee
 Trousdale...............        16,992        *      1,875        15,117        *
Floyd Donahue............        16,992        *      1,875        15,117        *
Charles Heller...........         8,496        *        750         7,746        *
Craig Lund...............         5,782        *      2,877         2,905        *
Robert Geissman (16).....         5,782        *      2,877         2,905        *

--------
  *Less than 1%

 (1) The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership includes any shares as to which an individual or entity has sole or shared voting power or investment power and also any shares which an individual or entity has the right to acquire within 60 days after March 31, 1997 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

 (2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 585,000 shares of Common Stock from the following persons: Wand/IMA Investments, L.P. (213,253), Wand/IMA Investments II L.P. (16,177), Wand/IMA Investments III L.P. (44,739), Wand Partners Inc. (3,293), Bruce W. Schnitzer (2,538), Albert R. Subbloie, Jr. (60,000), Gary R. Martino (60,000), Andrei Poludnewycz (39,375), James S. Aufdemberge (15,000), Paul G. Frederick (8,625), James
     E. Anderson (565), David G. Caldeira (7,500), Michael P. McGroarty (3,750), Paul J. Schmidt (18,750), Thomas F. Hill (6,000), Mercury Asset Management plc (33,125), Michael Herlehy (15,000), Joseph Niciforo (15,000), Joseph LeMay (7,500), William and Marylee Trousdale (3,750), Floyd Donahue (3,750), Charles Heller (1,500), Craig Lund (2,905) and Robert Geissman (2,905). Each of Messrs. Aufdemberge, Frederick, Anderson, Caldeira and McGroarty beneficially own less than one percent of the outstanding shares of Common Stock.

 (3) Includes (i) 2,678,546 shares held by Wand/IMA Investments, L.P. ("Wand-I"), 456,971 of which are offered hereby; (ii) 203,187 shares held by Wand/IMA Investments II L.P. ("Wand-II"), 34,665 of which are offered hereby; (iii) 561,946 shares held by Wand/IMA Investments III L.P. ("Wand-III"), 95,870 of which are offered hereby; (iv) 41,361 shares issuable upon the cashless exercise of an outstanding warrant held by WPI, 7,056 of which are offered hereby; and (v) 31,873 shares held by Bruce W. Schnitzer, 5,438 of which are offered hereby. Mr. Schnitzer is the majority shareholder and a director of WPI and Wand (IMA) Inc. and owns limited partnership interests in Wand-I and Wand-III. WPI is a general partner of Wand-I and Wand II, and Wand (IMA) Inc. is a general partner of Wand-II and Wand-III. Mr. Schnitzer may be deemed to beneficially own all shares held by such entities.
 (4) Includes 131,287 shares issuable pursuant to stock options which are exercisable within 60 days.
 (5) Includes 131,287 shares issuable pursuant to stock options which are exercisable within 60 days.
 (6) Includes 37,518 shares issuable pursuant to stock options which are exercisable within 60 days.

 (7) Includes 50,230 shares issuable pursuant to stock options which are exercisable within 60 days.

 (8) Includes 18,750 shares issuable pursuant to stock options which are exercisable within 60 days.

 (9) Includes 12,798 shares issuable pursuant to stock options which are exercisable within 60 days.

(10) Includes 16,875 shares issuable pursuant to stock options which are exercisable within 60 days. Mr. Callard is a minority shareholder and a director of WPI and Wand (IMA) Inc. WPI is a general partner of Wand-I and Wand-II, and Wand (IMA) Inc. is a general partner of Wand-II and Wand-III. Mr. Callard owns limited partnership interests in Wand-I and Wand-III. Mr. Callard disclaims beneficial ownership of any shares of Common Stock except for those held by him directly.

(11) Includes 51,786 shares issuable upon the cashless exercise of an outstanding warrant and an option to purchase 16,875 shares which is exercisable within 60 days.

(12) Includes 16,875 shares issuable pursuant to stock options which are exercisable within 60 days.

(13) Includes options to purchase an aggregate of 492,570 shares held by directors and executive officers which are exercisable within 60 days.

(14) Includes 149,557 shares issuable pursuant to stock options which are exercisable within 60 days. Mr. Coffman is a former employee of the Company.

(15) Includes 13,500 shares issuable pursuant to stock options which are exercisable within 60 days. Mr. LeMay was formerly the Vice President of the Enterprise Application Division for the Company.

(16) Includes 5,782 shares issuable pursuant to stock options which are exercisable within 60 days. Mr. Geissman is an employee of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  After giving effect to the amendment and restatement of the Company's Certificate of Incorporation, to be effected upon the closing of this offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, no par value per share, and 500,000 shares of undesignated Preferred Stock, no par value per share. As of March 31, 1997 (after giving effect to the conversion of all outstanding shares of Convertible Preferred Stock into Common Stock and the exercise of all common stock purchase warrants held by WPI and its affiliates and the exercise of options for 154,934 shares of Common Stock), there were outstanding (i) 6,395,782 shares of Common Stock held by shareholders of record, (ii) stock options for the purchase of a total of 1,382,241 shares of Common Stock, and
(iii) stock purchase warrants exercisable for a total of 6,750 shares of Common Stock.

  The following summary of certain provisions of the Company's Common Stock, Preferred Stock, Certificate of Incorporation and Bylaws, and of certain provisions of the Connecticut Business Corporation Act (the "CBCA"), is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Certificate of Incorporation and Bylaws included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters properly submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such distributions, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential distribution rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to any prior claims. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock have the right, in certain circumstances, to require the Company to effect the registration of their shares of Common Stock pursuant to the Securities Act. See "Shares Eligible for Future Sale."

PREFERRED STOCK

  Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock issued may rank senior to the Common Stock with respect to the payment of any distributions or amounts upon liquidation, dissolution or winding up of the Company. In addition, it shall have such preferences, limitations and relative rights, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors, without any further vote or action by the shareholders.

  The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND CONNECTICUT LAW; ANTITAKEOVER EFFECTS

  Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." In addition, the Certificate of Incorporation provides that subject to the rights of holders of any class or series of Preferred Stock then outstanding, directors may be removed only for cause at a meeting of shareholders called expressly for that purpose at which a quorum is present by the affirmative vote of the holders of two-thirds of the shares of the Company entitled to vote in the election of directors generally. The classification of the Board of Directors and the limitations on the removal of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  The Certificate of Incorporation provides that an amendment of the Certificate of Incorporation will require the approval of the Board of Directors and an affirmative vote of a majority of the shares entitled to vote on the amendment, if shareholder approval is required by the CBCA. The CBCA provides generally that bylaws may be amended by a majority vote of the board of directors or the shareholders. The Certificate of Incorporation provides, however, that any Bylaws adopted by the shareholders of the Company or required by the CBCA to be adopted by the shareholders may only be made, altered or repealed by the vote of a majority of the shareholders.

  The Bylaws provide that any action required or permitted to be taken by the shareholders of the Company at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting. The Bylaws further provide that special meetings of the shareholders may only be called by the Chairman of the Board of Directors or by the Secretary of the Company at the written request or by resolution adopted by a majority of the Board of Directors or upon the written demand of the holders of 35% of the voting stock entitled to vote at such special meeting. Under the Bylaws, in order for any matter to be considered "properly brought" before a meeting, a shareholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next shareholders' meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

  The Certificate of Incorporation also contains certain provisions permitted under the CBCA relating to the personal liability of directors. The provisions limit a director's liability for monetary damages for a breach of fiduciary duty to the amount of compensation received by the director for serving the Company during the year of the violation, except in certain circumstances involving (i) a knowing and culpable violation of law, (ii) receipt of an improper personal economic gain by the director or an associate, (iii) a lack of good faith and a conscious disregard for the duty of the director to the Company under circumstances in which the director is aware that his conduct or omission created an unjustifiable risk of serious injury to the Company, (iv) a sustained and unexcused pattern of inattention that amount to an abdication of the director's duty to the Company and (v) a director voting in favor of certain types of distributions by the Company in violation of law or the Certificate of Incorporation. Further, the Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the CBCA. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

  Connecticut Antitakeover Statute. The Company is subject to the provisions of Section 33-844 of the CBCA (the "Antitakeover Law"). The Antitakeover Law prohibits a Connecticut corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes generally, mergers, asset sales, certain types of stock issuances, and other transactions resulting in a disproportionate financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who owns, or within five years did own, 10% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, based upon the number of shares outstanding at March 31, 1997, there will be 9,195,782 shares of Common Stock outstanding (exclusive of 779,053 shares covered by vested options outstanding at March 31, 1997). Of these shares, the 3,900,000 shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"), may not be resold except pursuant to an effective registration statement of the Company, or an applicable exemption from registration, including an exemption under Rule 144.

SALES OF RESTRICTED SHARES

  The remaining 5,295,782 shares of Common Stock are deemed "restricted securities" under Rule 144. Of the restricted securities, 57,744 shares of Common Stock will be eligible for sale beginning 90 days following the Effective Date subject to certain resale restrictions pursuant to Rule 144 under the Securities Act. In addition, beginning 90 days after the Effective Date, approximately 318,373 shares of Common Stock that are subject to 90-day Lock-up Agreements will be available for sale without restriction in reliance on Rule 144(k) under the Securities Act. Beginning 180 days after the Effective Date, approximately 4,887,265 shares of Common Stock that are subject to 180-day Lock-up Agreements will be available for sale, of which approximately 4,515,500 shares will be subject to certain resale restrictions pursuant to Rule 144 and approximately 371,765 shares will be available for sale without restriction pursuant to Rule 144(k).

  In general, under Rule 144, beginning 90 days after the Effective Date, a person, including an Affiliate, who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 91,958 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares immediately without compliance with the foregoing requirements of Rule 144. In meeting the one- and two-year holding periods described above, a holder of restricted securities can include the holding periods of a prior owner who was not an Affiliate. The one- and two-year holding periods do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an Affiliate.

LOCK-UP AGREEMENTS

  The executive officers, directors and certain employees of the Company, and certain shareholders, who in the aggregate will hold approximately 4,887,265 shares of Common Stock have agreed that for a period of 180 days following the Effective Date, and certain other shareholders who will hold approximately 350,773 shares of Common Stock have agreed that for a period of 90 days following the Effective Date, they will not offer, pledge, sell, contract to sell, grant any option to purchase, purchase any option to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, any options, rights or warrants to purchase any shares of Common Stock (including any stock appreciation, right, or similar right with an exercise or conversion privilege at a price related to or derived from the market price of the Common Stock) or any securities convertible into or exchangeable for shares of Common Stock owned directly by them or with respect to which they have the power of disposition, or engage in any hedging transactions with respect to the Common Stock that may have an impact on the market price of the Common Stock without the prior written consent of the Representatives.

OPTIONS

  As of the Effective Date, based on the number of options outstanding at March 31, 1997, approximately 779,053 shares of Common Stock will be issuable pursuant to vested options under the Company's 1991 Plan, 1996 Employee and Consultant Plan and 1996 Non-Employee Directors Plan, of which approximately 729,906 shares will be subject to 180-day Lock-up Agreements. Shortly after the Effective Date, the Company intends to file one or more registration statements on Form S-8 to register under the Securities Act shares issuable under such plans, upon which such shares will generally be eligible for sale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and Lock-up Agreements, to the extent applicable.

REGISTRATION RIGHTS

  Certain persons and entities (the "Rightsholders"), including certain members of the Wand Group, Mercury Asset Management plc and certain individual holders are entitled to certain rights under the Securities Act with respect to the registration of a total of 3,574,726 shares of Common Stock (the "Registrable Shares") pursuant to the terms of various stock purchase agreements and warrant agreements (collectively, the "Registration Rights Agreements"). The Registration Rights Agreements generally provide that, in the event the Company proposes to register any of its securities under the Securities Act, the Rightsholders shall be entitled to include Registrable Shares in such registration, subject to the right of the managing underwriter of any underwritten offering to limit for marketing reasons the number of Registrable Shares included in such registration.

  Certain members of the Wand Group have the right at any time and from time to time to require the Company to prepare and file registration statements under the Securities Act with respect to a total of 2,936,264 shares of Common Stock held by them; provided, however, that the Company need effect no more than three such demand registrations.

EFFECT OF SALES OF SHARES

  Prior to this offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, and the Underwriters, for whom Alex. Brown & Sons Incorporated, Robertson, Stephens & Company LLC and SoundView Financial Group, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the front cover of this Prospectus:

                                                                       NUMBER OF
UNDERWRITER                                                             SHARES
-----------                                                            ---------
Alex. Brown & Sons Incorporated.......................................
Robertson, Stephens & Company LLC.....................................
SoundView Financial Group, Inc. ......................................
                                                                       ---------
  Total............................................................... 3,900,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any such shares are purchased.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession not in excess of $    per share. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  Certain Selling Shareholders have granted the Underwriters an option, exercisable for 30 days after the date of the Prospectus, to purchase up to an aggregate of 585,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. To the extent such option is exercised, the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares that the number of shares to be purchased by each Underwriter shown in the foregoing table bears to the 3,900,000 shares of Common Stock offered hereby.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed that for a period of 180 days after the Effective Date it will not issue, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivatives of Common Stock without the prior written consent of the Representatives, except that the Company may (i) issue shares upon the exercise of options outstanding on the Effective Date issued pursuant to its 1991 Plan, 1996 Non-Employee Directors Plan and 1996 Employee and Consultant Plan, (ii) grant options and offer to sell shares of Common Stock to its employees and directors pursuant to such plans, provided that the Company will not grant any options which will become exercisable within 180 days after the Effective Date and (iii) issue shares of Common Stock to its employees pursuant to its Employee Stock Purchase Plan provided that the Company will not permit the withdrawal of such shares from the plan for 180 days following the Effective Date.

  The executive officers, directors and certain employees of the Company, and certain shareholders, who in the aggregate will hold approximately 4,887,265 shares of Common Stock have agreed that for a period of 180 days following the Effective Date, and certain other shareholders who will hold approximately 350,773 shares of Common Stock have agreed that for a period of 90 days following the Effective Date, they will not offer, pledge, sell, contract to sell, grant any option to purchase, purchase any option to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, any options, rights or warrants to purchase any shares of Common Stock (including any stock appreciation, right, or similar right with an exercise or conversion privilege at a price related to or derived from the market price of the Common Stock) or any securities convertible into or exchangeable for shares of Common Stock owned directly by them or with respect to which they have the power of disposition, or engage in any hedging transactions with respect to the Common Stock that may have an impact on the market price of the Common Stock without the prior written consent of the Representatives.

  During and after the offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose penalty bids, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined by negotiation among the Company, representatives of the Selling Shareholders and the Representatives. Among the factors expected to be considered in such negotiations are the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company, the Selling Shareholders and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by the Company hereby will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., Hartford, Connecticut. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The audited consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

             INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants................................. F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and March
 31, 1997 (unaudited) ................................................... F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1994, 1995 and 1996 and for the Three Month Period ended March 31, 1996 and 1997 (unaudited) ................................................... F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1994, 1995 and 1996 and for the Three Month Period ended March 31, 1996 and 1997 (unaudited).................................................... F-5
Consolidated Statements of Shareholders' Equity (Deficit) for the Period
 from January 1, 1994 through December 31, 1996 and for the Three Month
 Period ended March 31, 1997 (unaudited)................................. F-6
Notes to Consolidated Financial Statements............................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Information Management Associates, Inc.:

  We have audited the accompanying consolidated balance sheets of Information Management Associates, Inc. (a Connecticut corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Information Management Associates, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen llp

Hartford, Connecticut
March 6, 1997 (except with
respect to the matters discussed
in Notes 4 and 17, as to which

the dates are March 17, 1997 and

July 1, 1997, respectively.)

             INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                            MARCH 31, 1997
                                                        -----------------------
                                                             (UNAUDITED)
                                                                    PRO FORMA
                                                                  SHAREHOLDERS'
                              DECEMBER 31, DECEMBER 31,              EQUITY
                                  1995         1996      ACTUAL     (NOTE 2)
                              ------------ ------------ --------  -------------
ASSETS                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Current assets:
 Cash and cash equivalents..    $  1,543     $  3,073   $  2,541
 Accounts receivable, net
  of allowance for doubtful
  accounts of
  $425 in 1995, $482 in
  1996 and $508 at March
  31, 1997..................       7,801       10,473     11,346
 Other current assets.......         392          232        548
                                --------     --------   --------
   Total current assets.....       9,736       13,778     14,435
Equipment, net..............       2,263        2,222      2,435
Notes receivable from
 officers...................         194          572        721
Other assets, net...........         326          709        974
                                --------     --------   --------
                                $ 12,519     $ 17,281    $18,565
                                ========     ========   ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
 Bank line of credit........    $  3,000     $  4,860   $  4,860
 Current maturities of term
  note payable to bank......         --            83        208
 Current maturities of
  obligations under capital
  leases....................         371          251        249
 Current maturities of
  subordinated note payable
  to shareholder............         500          250        250
 Accounts payable...........       2,788        2,308      2,607
 Accrued sales tax payable..         220          823        960
 Accrued compensation.......       1,057        1,166      1,095
 Accrued liabilities........         769        1,122      1,030
 Deferred revenues..........       2,264        1,705      3,093
                                --------     --------   --------
   Total current
    liabilities.............      10,969       12,568     14,352
                                --------     --------   --------
Term note payable to bank,
 less current maturities
 included above.............       2,500        2,417      2,292
                                --------     --------   --------
Subordinated note payable to
 shareholder, less current
 maturities included above..         246          --         --
                                --------     --------   --------
Obligations under capital
 lease, less current
 maturities included above..         296          386        315
                                --------     --------   --------
Other long term liabilities.         572          520        504
                                --------     --------   --------
Commitments and
 Contingencies (Notes 7, 8
 and 12)
Series A senior redeemable
 convertible preferred
 stock, $1,000 stated value;
 4,500 shares authorized,
 issued and outstanding
 (liquidation value of
 $4,775, $5,169 and $5,272
 at December 31, 1995 and
 1996 and March 31, 1997)...       4,751        5,145      5,248
Series B senior redeemable
 convertible preferred
 stock, $1,000 stated value;
 4,350 shares authorized,
 issued and outstanding in
 1996 (liquidation value of
 $4,408 and $4,496 at
 December 31, 1996 and March
 31, 1997)..................         --         4,286      4,374
                                --------     --------   --------
   Total preferred stock....       4,751        9,431      9,622
                                --------     --------   --------
Redeemable common stock
 warrants...................       2,480        2,865      2,865
                                --------     --------   --------
Shareholders' equity
 (deficit):
Preferred stock,
 undesignated, no par value,
 500,000 shares authorized,
 no shares issued and
 outstanding pro forma......                                        $    --
Common stock, no par value;
 4,255,197, 4,293,379 and
 4,293,379 shares
 outstanding at December 31,
 1995 and 1996, and March
 31, 1997, 6,395,782 shares
 pro forma..................       5,554        5,795      5,798      18,163
Cumulative translation
 adjustment.................         (41)          (9)      (114)       (114)
Accumulated deficit.........     (14,808)     (16,692)   (17,069)    (17,069)
                                --------     --------   --------    --------
   Total shareholders'
    equity (deficit)........      (9,295)     (10,906)   (11,385)        980
                                --------     --------   --------    --------
                                $ 12,519     $ 17,281   $ 18,565    $ 18,443
                                ========     ========   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,          MARCH 31,
                              ---------------------------  --------------------
                               1994     1995      1996       1996       1997
                              -------  -------  ---------  ---------  ---------
                                (IN THOUSANDS, EXCEPT
                                        SHARE
                               AND PER SHARE AMOUNTS)          (UNAUDITED)
Revenues:
  License fees..............  $ 7,393  $10,825  $  13,022  $   2,929  $   3,802
  Services and maintenance..   10,959   12,984     13,255      3,160      3,654
                              -------  -------  ---------  ---------  ---------
    Total revenues..........   18,352   23,809     26,277      6,089      7,456
                              -------  -------  ---------  ---------  ---------
Cost of revenues:
  Cost of license fees......      462      700        709        166         71
  Cost of services and
   maintenance..............    6,268    8,225      7,191      1,822      1,952
                              -------  -------  ---------  ---------  ---------
    Total cost of revenues..    6,730    8,925      7,900      1,988      2,023
                              -------  -------  ---------  ---------  ---------
Gross profit................   11,622   14,884     18,377      4,101      5,433
                              -------  -------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing.......    5,857    6,844      8,055      1,872      2,648
  Product development.......    6,106    6,802      6,382      1,553      1,532
  General and administra-
   tive.....................    2,693    3,824      3,878      1,024      1,092
                              -------  -------  ---------  ---------  ---------
    Total operating ex-
     penses.................   14,656   17,470     18,315      4,449      5,272
                              -------  -------  ---------  ---------  ---------
Operating income (loss).....   (3,034)  (2,586)        62       (348)       161
                              -------  -------  ---------  ---------  ---------
Other income (expense):
  Interest expense..........     (619)    (764)    (1,171)      (281)      (257)
  Loss on disposal of prop-
   erty and equipment.......     (298)    (113)       --         --         --
  Gain on sale of product
   line.....................      --       --          92        --         --
  Termination of operating
   lease....................      --      (223)       --         --         --
                              -------  -------  ---------  ---------  ---------
    Total other income
     (expense)..............     (917)  (1,100)    (1,079)      (281)      (257)
                              -------  -------  ---------  ---------  ---------
Loss before provision for
 income taxes...............   (3,951)  (3,686)    (1,017)      (629)       (96)
Provision for income taxes..      132      100         30        --          90
                              -------  -------  ---------  ---------  ---------
Net loss....................   (4,083)  (3,786)    (1,047)      (629)      (186)
Accretion of preferred stock
 dividends..................      --      (275)      (452)       (96)      (191)
Increase in fair market
 value of redeemable common
 stock warrants.............     (458)    (965)      (385)      (385)       --
                              -------  -------  ---------  ---------  ---------
Loss applicable to common
 shareholders...............  $(4,541) $(5,026) $  (1,884) $  (1,110) $    (377)
                              =======  =======  =========  =========  =========
Pro forma net loss per share
 (Note 2)...................                    $    (.17) $    (.10) $    (.03)
                                                =========  =========  =========
Pro forma shares used in net
 loss per share
 calculation (Note 2).......                    6,127,457  6,018,566  6,668,476
                                                =========  =========  =========

                  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     THREE
                                                                 MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,      MARCH 31,
                                      -------------------------  --------------
                                       1994     1995     1996     1996    1997
                                      -------  -------  -------  ------  ------
                                          (IN THOUSANDS)          (UNAUDITED)
Cash Flows from Operating Activi-
 ties:
 Net loss...........................  $(4,083) $(3,786) $(1,047) $ (629) $ (186)
 Adjustments to Reconcile Net Loss
  to Net Cash Provided By (Used In)
  Operations:
 Depreciation and amortization......      816      948    1,155     198     342
 Loss on disposal of property and
  equipment.........................      298      113      --      --      --
 Gain on sale of product line.......      --       --       (92)    --      --
 Amortization of restricted stock
  awards............................       10       10       10       3       3
 Changes in Operating Assets and Li-
  abilities
 Accounts receivable................   (2,315)     399   (3,001)   (604)   (873)
 Other current assets...............     (129)    (236)     143    (115)   (316)
 Notes receivable from officers.....      (71)      76     (378)   (235)   (149)
 Other assets.......................      (63)    (182)    (502)   (129)   (265)
 Accounts payable...................    1,400     (288)    (480)   (539)    299
 Accrued sales tax..................       61      145      603     268     137
 Accrued compensation...............      (68)     537      109     (59)    (71)
 Accrued liabilities................     (275)     123      370     406     (92)
 Other long term liabilities........      213      260      (52)    (71)    (16)
 Deferred revenues..................      914      (10)    (128)    907   1,388
                                      -------  -------  -------  ------  ------
   Net Cash Provided By (Used In)
    Operations......................   (3,292)  (1,891)  (3,290)   (599)    201
                                      -------  -------  -------  ------  ------
Cash Flows from Investing Activi-
 ties:
 Acquisition of equipment...........   (1,047)    (951)  (1,001)   (134)   (556)
 Proceeds from sale of building.....      --       677      --      --      --
                                      -------  -------  -------  ------  ------
   Net Cash Used in Investing Activ-
    ities...........................   (1,047)    (274)  (1,001)   (134)   (556)
                                      -------  -------  -------  ------  ------
Cash Flows from Financing Activi-
 ties:
 Net proceeds from sale of common
  stock.............................    1,164      --       231     --      --
 Net proceeds from sale of preferred
  stock.............................      --     4,475    4,228     --      --
 Proceeds from bank term loan.......      --     2,500      --      250     --
 Proceeds from (repayment of) ad-
  vances from shareholders..........    1,008   (1,008)     --      --      --
 Net proceeds from (repayment of)
  bank line of credit...............    1,555   (1,000)   1,860     --      --
 Repayment of obligations under cap-
  ital leases.......................     (375)  (1,376)    (539)    343     (72)
 Proceeds from sale leaseback.......      --       --       509     --      --
 Repayment of subordinated note pay-
  able to shareholder...............      --      (250)    (500)   (250)    --
                                      -------  -------  -------  ------  ------
   Net Cash Provided By (Used In)
    Financing Activities............    3,352    3,341    5,789     343     (72)
                                      -------  -------  -------  ------  ------
Effect of Exchange Rate Changes.....       38      (79)      32     (46)   (105)
                                      -------  -------  -------  ------  ------
Net Increase (Decrease) in Cash and
 Cash Equivalents...................     (949)   1,097    1,530    (436)   (532)
Cash and Cash Equivalents, beginning
 of period..........................    1,395      446    1,543   1,543   3,073
                                      -------  -------  -------  ------  ------
Cash and Cash Equivalents, end of
 period.............................  $   446  $ 1,543  $ 3,073  $1,107  $2,541
                                      =======  =======  =======  ======  ======
Supplemental Disclosure of Cash Flow
 Information:
 Cash paid during the period for
  interest..........................  $   469  $   714  $   877  $  162  $  225
 Cash paid during the period for
  income taxes......................       30      --        16     --       90
Supplemental Disclosure of Noncash
 Activities:
 Accretion of Series A preferred
  stock in lieu of dividends........  $   --   $   275  $   394  $   96  $  103
 Accretion of Series B preferred
  stock in lieu of dividends........      --       --        58     --       88
 Increase in fair market value of
  redeemable common stock warrants..      458      965      385     385     --
 Equipment acquired pursuant to
  capital lease obligation..........      851      113      --      631     --

                  The accompanying notes are an integral part of these consolidated financial statements.

             INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                COMMON STOCK   CUMULATIVE
                              ---------------- TRANSLATION ACCUMULATED
                               SHARES   AMOUNT ADJUSTMENT    DEFICIT    TOTAL
                              --------- ------ ----------- ----------- --------
                                    (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance, January 1, 1994....  3,958,947 $4,370    $ --      $ (5,241)  $   (871)
 Sale of common stock, net
  of issuance costs of $21..    296,250  1,164      --           --       1,164
 Amortization of restricted
  stock awards..............        --      10      --           --          10
 Change in fair market value
  of redeemable common stock
  warrants..................        --     --       --          (458)      (458)
 Equity adjustment from for-
  eign currency translation.        --     --        38          --          38
 Net loss...................        --     --       --        (4,083)    (4,083)
                              --------- ------    -----     --------   --------
Balance, December 31, 1994..  4,255,197  5,544       38       (9,782)    (4,200)
 Amortization of restricted
  stock awards..............        --      10      --           --          10
 Change in fair market value
  of redeemable common stock
  warrants..................        --     --       --          (965)      (965)
 Accretion of Series A pre-
  ferred stock dividends....        --     --       --          (275)      (275)
 Equity adjustment from for-
  eign currency translation.        --     --       (79)         --         (79)
 Net loss...................        --     --       --        (3,786)    (3,786)
                              --------- ------    -----     --------   --------
Balance, December 31, 1995..  4,255,197  5,554      (41)     (14,808)    (9,295)
 Sale of common stock.......     32,400    231      --           --         231
 Exercise of common stock
  options...................      5,782    --       --           --         --
 Amortization of restricted
  stock awards..............        --      10      --           --          10
 Change in fair market value
  of redeemable common stock
  warrants..................        --     --       --          (385)      (385)
 Accretion of Series A pre-
  ferred stock dividends....        --     --       --          (394)      (394)
 Accretion of Series B pre-
  ferred stock dividends....        --     --       --           (58)       (58)
 Equity adjustment from for-
  eign currency translation.        --     --        32          --          32
 Net loss...................        --     --       --        (1,047)    (1,047)
                              --------- ------    -----     --------   --------
Balance, December 31, 1996..  4,293,379  5,795       (9)     (16,692)   (10,906)
 Amortization of restricted
  stock awards (unaudited)..        --       3      --           --           3
 Accretion of Series A
  preferred stock dividends
  (unaudited)...............        --     --       --          (103)      (103)
 Accretion of Series B
  preferred stock dividends
  (unaudited)...............        --     --       --           (88)       (88)
 Equity adjustment from
  foreign currency
  translation (unaudited)...        --     --      (105)         --        (105)
 Net loss (unaudited).......        --     --       --          (186)      (186)
                              --------- ------    -----     --------   --------
Balance, March 31, 1997 (un-
 audited)...................  4,293,379 $5,798    $(114)    $(17,069)  $(11,385)
                              ========= ======    =====     ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) NATURE OF OPERATIONS

  Information Management Associates, Inc. and subsidiary (the Company) are primarily engaged in the development, marketing and support of software that automates customer interaction including telemarketing, telesales, contact management, sales, marketing and customer service functions of business organizations in a variety of industries. The Company markets its software products in North and South America as well as Western Europe, Asia, Australia and New Zealand.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, Information Management Associates Limited, which is located in the United Kingdom. All material intercompany balances and transactions have been eliminated in consolidation.

  Foreign currency transactions. The functional currency of the Company's subsidiary is the local currency. Accordingly, the Company applies the current rate method to translate the subsidiary's financial statements into U.S. dollars. Translation adjustments are included as a separate component of shareholders' equity (deficit) in the accompanying consolidated financial statements.

  Cash and cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be the equivalent of cash. As of December 31, 1995 and 1996 and March 31, 1997, the Company's cash and cash equivalents are deposited with principally one financial institution.

  Equipment. Equipment is recorded at cost and is depreciated or amortized, using the straight-line method, over their estimated useful life of three to ten years.

  At December 31, 1995 and 1996 and March 31, 1997, property and equipment, net, consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                         -------------
                                                                       MARCH 31,
                                                          1995   1996    1997
                                                         ------ ------ ---------
   Equipment............................................ $1,504 $2,606  $3,738
   Furniture and fixtures...............................  1,219  1,499   1,152
   Leasehold improvements...............................    425    451     515
   Equipment under capital lease........................  1,338    931     910
                                                         ------ ------  ------
                                                          4,486  5,487   6,315
   Less--Accumulated depreciation and amortization......  2,223  3,265   3,880
                                                         ------ ------  ------
                                                         $2,263 $2,222  $2,435
                                                         ====== ======  ======

  Expenditures for repairs and maintenance are charged against income as incurred while renewals and betterments are capitalized.

  Software development costs. The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Marketed. The Company defines technological feasibility as the completion of a working model. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs. The Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

  Revenue recognition. The Company generates revenues from licensing the rights to use its software products directly to end users and indirectly through sublicense fees from resellers. The Company also generates revenues from sales of software maintenance contracts, and from consulting and training services performed for customers who license its products.

  Revenues from software license agreements are recognized upon the delivery of the software to the customer if there are no significant post-delivery obligations and collection is probable. Service revenues consist of professional consulting, implementation and training services performed on a time-and-materials basis under separate service arrangements related to the implementation of the Company's software products. Revenues from consulting and training services are recognized as services are performed. The Company enters into transactions which include both license and service elements. As such service elements do not include more than minor alteration of the software, the license fees are recognized upon delivery and the service revenues are recognized when performed.

  Software maintenance fees are recognized ratably over the term of the maintenance period. If software maintenance fees are provided for in the license fee or at a discount in a license agreement, a portion of the license fee equal to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

  Cost of license revenues consists primarily of the cost of media on which the product is delivered and third party software products which are resold by the Company. Cost of service and maintenance revenues consists primarily of salaries, benefits, subcontracted consulting costs and allocated overhead costs related to consulting personnel and the customer support group.

  Deferred revenues primarily relate to post-contract customer support which has been paid by customers prior to the performance of the services.

  Income taxes. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities and the net operating loss carryforwards available for tax reporting purposes, using applicable tax rates for the years in which the differences are expected to reverse.

  Pro forma net loss per common share. Pro forma net loss per common share assumes, in connection with the closing of the initial public offering, numbers of shares issuable upon the conversion of the Series A senior redeemable convertible preferred stock, the cashless exercise of the

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

redeemable common stock warrants at an offering price of $12.00 per share and the exercise of 154,934 options as if such conversion or exercise occurred on January 1, 1996, and the number of shares issuable upon the conversion of the Series B senior redeemable convertible preferred stock as if such conversion occurred upon issuance of such stock on November 1, 1996 (see Notes 7, 8 and 17). In addition, pursuant to the requirements of the Securities and Exchange Commission, common stock equivalents issued at prices below the anticipated public offering price during the twelve months immediately preceding the initial public offering filing date have been included in the calculation of weighted average number of common shares outstanding (using the treasury stock method and the anticipated public offering price).

  Pro forma net loss per share is calculated as follows (dollar amounts in thousands except per share amounts):

                                                         THREE MONTHS ENDED
                                            YEAR ENDED        MARCH 31,
                                           DECEMBER 31, ----------------------
                                               1996        1996        1997
                                           ------------ ----------  ----------
                                                             (UNAUDITED)
   Net loss...............................  $   (1,047) $     (629) $     (186)
   Pro forma shares used in net loss per
    share calculation.....................   6,127,457   6,018,566   6,668,476
   Pro forma net loss per share...........  $    (0.17) $    (0.10) $    (0.03)

  Historical net loss per share is not presented in the accompanying financial statements as such amounts are not meaningful.

  Long-lived assets. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" (SFAS 121). SFAS 121 requires a company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

  Concentration of credit risk. Financial instruments which potentially subject the Company to concentration of credit risk consists principally of cash and trade receivables. As of December 31, 1995 and 1996 one customer accounted for 14% and 10%, respectively, of accounts receivable.

  Use of estimates in the preparation of financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications. Certain reclassifications have been made to the 1994 and 1995 consolidated financial statements in order for them to be presented in conformity with the 1996 consolidated financial statements.

  Interim Financial Statements. The unaudited financial statements as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 are unaudited and include all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for such interim periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for any future period.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Pro forma presentation. As discussed in Note 17, the Company's Series A convertible preferred stock and Series B convertible preferred stock will be converted into shares of common stock and the redeemable common stock warrants will be exercised upon the closing of the Company's initial public offering contemplated herein. In addition, 154,934 options to purchase common stock are expected to be exercised in connection with the initial public offering. The unaudited pro forma shareholders' equity as of March 31, 1997 reflects the conversion of the Series A and Series B preferred stock into 1,532,161 shares of common stock, the issuance of 415,308 shares of common stock pursuant to the cashless exercise of outstanding redeemable common stock warrants and the exercise of 154,934 options.

 Recently Issued Accounting Standard. In March 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share", which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 31, 1997 and earlier adoption is not permitted. The Company has not quantified the effect of adopting the new standard.

(3) RESTRUCTURING OF OPERATIONS

  Effective September 1, 1996, the Company sold its assets related to the Telemar product line to a third party buyer, Telemar Software International, LLC (TSI). TSI also assumed certain liabilities of the Company related to the Telemar product line. As a result of the sale, the Company was relieved of liabilities in excess of assets sold and, accordingly, recognized a net gain of approximately $92,000. Concurrent with the sale, certain employees who were dedicated to the Telemar product line were terminated by the Company and rehired by TSI.

  In connection with the sale, TSI also gave the Company a promissory note in the principal amount of $650,000, which is payable in five equal annual installments of $130,000 and bears interest at 8.0%. The Company has fully reserved for the $650,000 note receivable because collectibility, based on the start up nature of TSI operations, was not ascertainable at the time of sale. The note is secured by substantially all of the assets of TSI.

(4) BANK INDEBTEDNESS

  In February 1997, the Company entered into an amended Loan and Security Agreement (the Credit Agreement) with a bank. The Credit Agreement consists of a $6,000,000 line of credit and a $2,500,000 Term Note Payable (the Term
Note). The Credit Agreement was further amended on March 17, 1997 (the March 1997 Amendment) to extend the maturity date of the line of credit to February 1, 1998.

  Line of credit. Borrowings under the line of credit bear interest at prime (8.25% at December 31, 1996) plus 1.0% and are limited to 75% of qualified accounts receivable, as defined. At December 31, 1996 and March 31, 1997, borrowings outstanding under the line of credit were $4,860,000 and additional borrowings of approximately $1,140,000 were available at March 31, 1997.

  Term Note Payable. The Term Note is payable in equal monthly principal installments of $41,667, commencing November 1, 1997 through October 2002. In the event of an initial public offering, the balance of the Term Note is due and payable.

  In addition to an 11.0% per annum interest which is payable on a current basis, the Company is required to accrue additional interest based upon a formula which approximates 9.0% (the Additional Interest). The Additional Interest is payable at the earlier of November 1, 1998 or upon full repayment of

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(4) BANK INDEBTEDNESS--(CONTINUED)

the Term Note. The Company is accruing for the Additional Interest and at December 31, 1995 and 1996 and March 31, 1997 approximately $33,000, $233,000 and $319,000, respectively, is included in accrued liabilities in the accompanying consolidated balance sheets.

  Aggregate maturities of the Term Note for each of the succeeding five years subsequent to December 31, 1996 and thereafter, are as follows (in thousands):

      YEAR ENDING DECEMBER 31,                                          AMOUNT
      ------------------------                                          ------
      1997............................................................. $   83
      1998.............................................................    500
      1999.............................................................    500
      2000.............................................................    500
      2001.............................................................    500
      thereafter.......................................................    417
                                                                        ------
                                                                        $2,500
                                                                        ======

  Upon the closing of an initial public offering, the Company is required to repay the outstanding principal balance of, and accrued interest on, the line of credit and Term Note, provided however that the March 1997 Amendment provides for subsequent re-borrowings under the line of credit through the February 1, 1998 maturity date.

  The Credit Agreement contains financial and other covenants requiring the Company to maintain, among other requirements, a minimum level of working capital and tangible net worth, as defined. As of and during the year ended December 31, 1996, the Company was in violation of certain covenants for which it has received a waiver from its bank. In addition, in connection with an amendment to the Credit Agreement the lender adjusted the financial covenants for 1997. Borrowings under the Credit Agreement are secured by substantially all assets of the Company and are personally guaranteed by certain members of management. The March 1997 Amendment provides for the release of management's personal guarantees upon the closing of an initial public offering.

(5) OBLIGATIONS UNDER CAPITAL LEASES

  The Company leases certain equipment under capital leases which expire at varying dates through 2000.

  The following is a schedule of future minimum lease payments for capital leases as of December 31, 1996 and thereafter, (in thousands):

      1997................................................................ $311
      1998................................................................  274
      1999................................................................   85
      2000................................................................   48
                                                                           ----
                                                                            718
      Less--Amount representing interest..................................   81
                                                                           ----
      Present value of future minimum lease payments......................  637
      Less--Current maturities............................................  251
                                                                           ----
                                                                           $386
                                                                           ====

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(5) OBLIGATIONS UNDER CAPITAL LEASES--(CONTINUED)

  In February 1996 the Company sold certain equipment and simultaneously leased back the equipment under a Master Lease Agreement (the Lease Agreement). The Lease Agreement was accounted for as a financing lease and accordingly the proceeds from the sale were reflected as a debt obligation which is being amortized over the term of the lease. In connection with the Lease Agreement, the Company issued to the lessor warrants to purchase 6,750 shares of common stock at a price of $4.89 per share which was based upon the sale price of the Company's securities in the last transaction prior to the time the financing arrangement was negotiated. In accordance with the terms and conditions of the capital lease, the Company has a repurchase option whereby the equipment can be repurchased at fair market value, as defined. As the equipment was sold at its net book value there was no gain or loss as a result of the Lease Agreement.

  During 1993 and 1994 the Company leased a facility in Trumbull, Connecticut, from Information Management Associates (the Partnership), a related party whose partners are the same as certain of the Company's shareholders. This facility served as the Company's headquarters until April 1994 (see Note 12). As a result of the mortgage on the facility being guaranteed by both the partners of the Partnership and the Company, the related lease had been accounted for as a capital lease. As of December 31, 1994, there was outstanding mortgage indebtedness on the facility of approximately $976,000. During 1995, the Partnership sold the facility in Trumbull, Connecticut. The sale resulted in a loss of $376,000, of which $298,000 and $78,000 was provided for in the accompanying consolidated statements of operations for the years ended December 31, 1994 and 1995, respectively. The net proceeds from the sale, which were received in 1995, were used to reduce the mortgage indebtedness and the remaining indebtedness of $475,000 was repaid by the Company during 1995.

(6) SUBORDINATED NOTE PAYABLE TO SHAREHOLDER

  The Subordinated Note Payable to Shareholder (the Shareholder Note) was payable in four annual, equal installments of $250,000, commencing in December 1994 and bears interest at 12.0% per annum. The installments of $250,000 due in December 1994 and 1995 were paid in 1995 and 1996, respectively. As of December 31, 1996 and March 31, 1997, the balance of the Shareholder's Note was $250,000. The outstanding principal balance of the Shareholder Note is stated net of approximately $4,000 of related unamortized debt discount costs at December 31, 1995. These costs were being amortized over the life of the debt.

(7) REDEEMABLE CONVERTIBLE PREFERRED STOCK

  The Company's Amended and Restated Certificate of Incorporation has authorized 500,000 shares of preferred stock, of which 4,500 shares have been designated as Series A senior redeemable convertible preferred stock (Series A preferred) and of which 4,350 shares have been designated as Series B senior redeemable convertible preferred stock (Series B preferred). In March 1995, the Company issued the Series A preferred, with a stated value of $1,000, to certain common shareholders for proceeds of approximately $4,475,000, net of issuance costs of approximately $25,000. In November 1996, the Company issued the Series B preferred, with a stated value of $1,000, to certain common shareholders for proceeds of approximately $4,228,000, net of issuance costs of approximately $122,000.

  Dividends. The Series A preferred and Series B preferred accrue dividends at a rate of 8% per annum. Through June 30, 1999, the Company can elect to pay such dividends in additional shares of preferred stock in lieu of cash. As of December 31, 1995 and 1996 and March 31, 1997, the carrying value

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(7) REDEEMABLE CONVERTIBLE PREFERRED STOCK--(CONTINUED)

of the Series A preferred included $275,000, $669,000 and $772,000, respectively, of accrued but unpaid dividends. As of December 31, 1996 and March 31, 1997, the carrying value of the Series B preferred included $58,000 and $146,000, respectively, of accrued but unpaid dividends. Provided there are shares of preferred stock outstanding, the Company shall not declare any dividends on the Company's common stock.

  Conversion. Holders of the Series A preferred and Series B preferred are entitled to convert such shares into common stock at a rate of $4.89 and $7.11 per share, respectively, with such conversion rate subject to adjustment, as defined.

  If the holders of the Series A preferred elect to convert such stock and there has not been either (i) an initial public offering with aggregate proceeds in excess of $20,000,000, and a per share price less than $8.22 through September 30, 1997 and increasing thereafter, or (ii) a Mandatory Redemption (see below) in which the appraised value of the common stock, as defined, is less than $31.11 per share as of March 31, 2003 and $39.11 per share as of March 31, 2004, then the conversion price shall be based on a $1,000 stated value and the Company shall have no obligation to pay the holder any accrued but unpaid dividends.

  If the holders of the Series B preferred elect to convert such stock and there has not been either (i) an initial public offering with aggregate proceeds in excess of $20,000,000, and a per share price less than $12.89 through March 31, 1998 and increasing thereafter, or (ii) a Mandatory Redemption (see below) in which the appraised value of the common stock, as defined, is less than $67.56 per share as of March 31, 2004 and $91.11 per share as of March 31, 2005, then the conversion price shall be based on a $1,000 stated value and the Company shall have no obligation to pay the holder any accrued but unpaid dividends.

  Upon the occurrence of an initial public offering with aggregate proceeds in excess of $20,000,000, and a per share price greater than $8.22 per share through September 30, 1997 for Series A preferred and a per share price greater than $12.89 per share through March 31, 1998 for Series B preferred, and increasing thereafter, the Company can require that the holder convert the Series A preferred and Series B preferred into common stock at the then conversion price based on a $1,000 stated value, and the Company shall have no obligation to pay any previously accrued but unpaid dividends (see Notes 2 and 17).

  Redemption. If the Series A preferred is not converted into common stock, the Company shall redeem 2,250 shares on each of March 31, 2003 and 2004 (Mandatory Redemption), at the $1,000 stated value per share plus all accrued but unpaid dividends. If the Series B preferred is not converted into common stock, the Company shall redeem 2,175 shares on each of March 31, 2004 and 2005 (Mandatory Redemption) at the $1,000 stated value per share plus all accrued but unpaid dividends.

  If within 150 days prior to a Mandatory Redemption there has not been an initial public offering with aggregate proceeds exceeding $20,000,000, then the holders of the Series A preferred and Series B preferred can require that the Company obtain a financial valuation, as defined, of the value of the common stock into which such Series A preferred and Series B preferred would be convertible.

  Liquidation. In the case of a voluntary or involuntary liquidation or dissolution of the Company, the holders of the Series A preferred and Series B preferred shall receive a liquidation value of $1,000 per share plus any accrued but unpaid dividends.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) REDEEMABLE COMMON STOCK WARRANTS

  During 1990 and 1991, the Company issued redeemable warrants to purchase 433,372 shares of common stock, with exercise prices ranging from $.40 per share to $1.33 per share, which are exercisable through December 21, 2002. As of December 31, 1996 and March 31, 1997, these warrants were outstanding.

  All of the outstanding warrant holders have the right to put the warrants to the Company after November 1, 1998, in the event that there has not been a public offering of the Company's common stock. The put option requires that the Company repurchase the warrants at the fair market value of the Company's common stock, net of the associated warrant exercise price, at the time the put option is exercised.

  The Company accounted for the initial value of the warrants based on their fair market values at the time the warrants were originally issued. Subsequent increases in the fair market value of the warrants, as determined by sales of the Company's common stock, results in adjustments to the carrying value of the warrants through direct charges to accumulated deficit. As of December 31, 1995 and 1996 and March 31, 1997, the redeemable common stock warrants were reflected in the accompanying consolidated financial statements based on the estimated fair market values of $6.22, $7.11 and $7.11 per share, respectively.

(9) SHAREHOLDERS' EQUITY

  Common stock. The Company's Amended and Restated Certificate of
Incorporation authorizes 20,000,000 shares of common stock (see Note 17).

  The Company sold 296,250 shares of common stock in November 1994 at a per share price of $4.00 for aggregate proceeds of approximately $1,164,000, net of issuance costs of approximately $21,000.

  The Company sold 32,400 shares of common stock in December 1996 at a per share price of $7.11 for aggregate proceeds of approximately $231,000.

  Restricted stock awards. During 1990, the Company granted 160,875 shares of common stock to certain key employees in consideration of future services to be performed. The awards require the recipients to be employed or engaged as a consultant by the Company for seven years in order to retain ownership of the stock. The related compensation is being recognized ratably over the 7-year vesting period. During each of 1994, 1995 and 1996, $10,000 of compensation expense was recognized in connection with these restricted stock awards.

  Stock option plans. The Company has stock option plans which provide for the issuance of both incentive and nonqualified stock options. In March 1996, the Company adopted both the 1996 Employee and Consultant Stock Option Plan, which provides for the issuance of up to 900,000 shares of common share for both incentive and nonqualified stock options, and the 1996 Non-Employee Directors' Stock Option Plan, which provides for the issuance of up to 135,000 shares of common stock (collectively, The 1996 Plans). Under the provisions of The 1996 Plans, the exercise price of each option shall not be less than 100% of the fair market value of a share of common stock at the time of grant, as defined, and the options may vest immediately or over time. The 1996 Plans shall be adjusted for future changes in the capitalization of the Company or as designated by the Board of Directors.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(9) SHAREHOLDERS' EQUITY--(CONTINUED)

  Previous to The 1996 Plans, the Company had established a stock option plan which provided for the issuance of up to 900,000 shares of common stock for both incentive and nonqualified stock options. Under the provisions of this plan, the exercise price of each option was not to be less than 100% of the fair market value of a share of common stock, as defined, and the options could vest immediately or over time.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS 123. The Company has computed the pro forma disclosures required under SFAS 123 for options granted in 1995 and 1996 using the Black-Scholes option pricing model prescribed by SFAS 123. The weighted average assumptions used are as follows:

                                                              1995      1996
                                                             ------- -----------
      Risk free interest rate...............................   5.77% 6.15%-6.94%
      Expected dividend yield...............................    None        None
      Expected lives........................................ 8 years     8 years
      Expected volatility...................................     72%         72%

  Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates of awards under these plans consistent with the method of SFAS 123, the Company's net loss and pro forma net loss per common share would have been increased to the pro forma amounts indicated below:

                                                                  1995    1996
                                                                 ------  ------
      Net loss:
        As reported............................................. (3,786) (1,047)
        Pro forma............................................... (3,806) (2,563)
      Pro forma net loss per common share:
        As reported.............................................    --     (.17)
        Pro forma...............................................    --     (.43)

  Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(9) SHAREHOLDERS' EQUITY--(CONTINUED)

  A summary of the status of the Company's two stock option plans at December 31, 1994, 1995 and 1996 and changes during the years then ended is presented in the table and narrative below (shares in thousands):

                                1994             1995               1996
                          ---------------- ----------------- -------------------
                                  WEIGHTED          WEIGHTED            WEIGHTED
                                  AVERAGE           AVERAGE             AVERAGE
                                  EXERCISE          EXERCISE            EXERCISE
                          SHARES   PRICE   SHARES    PRICE    SHARES     PRICE
                          ------- -------- -------  -------- ---------  --------
Outstanding, beginning    359,464  $ .74   771,754   $2.48     894,606   $2.97
 of year................
Granted.................  412,290   4.00   144,751    5.57     502,875    7.51
Exercised...............      --     --        --      --       (5,782)    .04
Expired.................      --     --    (21,899)   3.08     (55,350)   4.61
                          -------          -------           ---------
Outstanding, end of       771,754   2.48   894,606    2.97   1,336,349    4.62
 year...................
                          =======          =======           =========
Exercisable, end of       558,306  $1.90   632,572   $2.18     854,282   $3.42
 year...................
                          =======          =======           =========
Weighted average fair
 value of options grant-                     $4.40               $5.80
 ed.....................

  Of the 1,336,349 options outstanding at December 31, 1996, 254,833 have a $.04 exercise price, a weighted average contractual life of 4 years and are all exercisable. There are also 71,849 options which have exercise prices between $2.25 and $2.94, a weighted average exercise price of $2.60, a weighted average contractual life of 5.5 years and are all exercisable. In addition, there are 513,542 options which have exercise prices between $4.00 and $6.22, a weighted average exercise price of $4.39, a weighted average contractual life of 7.3 years and 348,725 are exercisable at a weighted average exercise price of $4.18. Lastly, there are 496,125 options which have exercise prices between $6.22 and $8.00, a weighted average exercise price of $7.51, a weighted average contractual life of 9.5 years and 178,875 are exercisable at a weighted average exercise price of $7.08.

  On January 9, 1997, the Company granted 207,576 options under its 1996 Plans at an exercise price of $7.11 per share. At March 31, 1997, 1,537,175 and 933,987 options were outstanding and exercisable, respectively.

(10) INCOME TAXES

  The provision for income taxes for the years ended December 31, 1994, 1995 and 1996 is as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1994    1995    1996
                                                         ------- ------- -------
   Current:
     Foreign............................................ $   120 $    75 $   --
     Federal............................................     --      --      --
     State..............................................      12      25      30
                                                         ------- ------- -------
                                                            $132 $   100 $    30
                                                         ======= ======= =======

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(10) INCOME TAXES--(CONTINUED)

  Deferred income taxes reflect the net tax effects of temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes. Gross deferred tax assets of $4,168,000, $3,944,000 and $3,892,000, gross deferred tax liabilities of $9,000, $0 and $0, and a valuation allowance of $4,159,000, $3,944,000 and $3,892,000 are included in the deferred tax balance as of December 31, 1995 and 1996, and March 31, 1997 respectively. A valuation allowance has been recorded for the deferred tax assets as a result of uncertainties regarding the realization of the asset, including the lack of profitability to date and the variability of operating results.

  The approximate tax effects of temporary differences which give rise to deferred tax assets and liabilities is as follows (in thousands):

                                                       DECEMBER 31,    MARCH 31,
                                                       --------------  ---------
                                                        1995    1996     1997
                                                       ------  ------  ---------
   Current:
   Allowance for doubtful accounts....................  $ 153   $ 178    $ 193
   Accrued vacation and payroll.......................     14      57       67
   Loss on sale of property held for sale.............     40     --        --
   Other..............................................    174     216      279
   Valuation allowance................................   (381)   (451)    (539)
                                                       ------  ------    -----
                                                       $    0  $    0    $   0
                                                       ======  ======    =====


                                                      DECEMBER 31,     MARCH 31,
                                                     ----------------  ---------
                                                      1995     1996      1997
                                                     -------  -------  ---------
   Non-current:
   Acquired software................................ $   188  $   --    $   --
   Depreciation.....................................      (9)      51        56
   Deferred compensation............................      20       23        25
   Rental obligations...............................     167      154       150
   Other............................................      39      --        --
   Net operating losses.............................   3,373    3,265     3,122
   Valuation allowance..............................  (3,778)  (3,493)   (3,353)
                                                     -------  -------   -------
                                                     $     0  $     0   $     0
                                                     =======  =======   =======

  The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

                                                YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                 1994       1995       1996
                                                -------    -------    -------
   Income tax benefit at statutory rate........     (34)%      (34)%      (34)%
   Other.......................................      (3)        (3)        (3)
   Net operating loss not benefited............      37         37         37
                                                -------    -------    -------
   Effective tax rate..........................       0%         0%         0%
                                                =======    =======    =======

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)
(10) INCOME TAXES--(CONTINUED)

  At December 31, 1996, the Company had approximately $8,900,000 of U.S. Federal net operating loss carryforwards and approximately $2,000,000 of state net operating loss carryforwards which can be used, subject to certain limitations, to offset future taxable income, if any. These U.S. Federal net operating loss carryforwards expire through 2011 and the State net operating loss carryforwards expire through 2002. The Company's ability to utilize these carryforwards may be limited by a change in ownership, as defined by Federal income tax laws and regulations, which may occur upon completion of the proposed initial public offering.

(11) RELATED PARTY TRANSACTIONS

  Notes Receivable from officers at December 31, 1995 and 1996 and March 31, 1997 consist of net advances to shareholders of $194,000, $572,000 and $721,000, respectively. These notes will be due and payable at the earlier of
(i) an initial public offering or (ii) June 30, 1999. Commencing January 1, 1997, the notes bear interest at 8.25% per annum.

  The Company has entered into agreements with its principal shareholder and its general partner which provides for the Company to receive financial advisory services. The agreement called for an annual advisory fee to be paid to this shareholder. In addition, an annual advisory fee is to be paid to an affiliate of the shareholder until the earlier to occur of January 2, 1998, the date of an initial public offering of common stock with gross proceeds to the Company of at least $10.0 million or the sale by the Company of substantially all of its stock or assets. Included in the accompanying consolidated statements of operations is $40,000 of financial advisory fees in 1996 and $50,000 in each of 1994 and 1995. In addition, the Company paid $100,000 to an affiliate of this shareholder in November 1996 in connection with the issuance of Series B Preferred Stock (See Note 7).

(12) COMMITMENTS AND CONTINGENCIES

  Leases. During 1994 the Company entered into an agreement to lease office space in Shelton, Connecticut, which became the corporate headquarters of the Company. This lease commenced April 1, 1994, and has a term of 10 years. Under the terms of this lease, the Company paid only operating expenses until the sale of its former corporate headquarters (see Note 5). Total aggregate lease payments of approximately $2,176,000 are being amortized on a straight line basis over the term of the operating lease, beginning in April 1994. Accordingly, approximately $218,000 and $38,000 of deferred rent expense was recorded during 1995 and 1996, respectively, related to this lease and is included in accrued liabilities and other long term liabilities in the accompanying consolidated balance sheets.

  During 1995, the Company entered into an agreement to lease office space in Irvine, California, which is used as a sales, service and product development facility. The lease commenced January 5, 1995, and has a term of 6 years. Under the terms of the lease, the Company is committed to pay aggregate lease payments of approximately $2,961,000. In connection with entering into this lease, the Company terminated the lease for its previous California facility. As a result of the termination of such lease, the Company incurred a $223,000 lease termination cost which is reflected as other expense in the accompanying 1995 consolidated statement of operations. The termination charge, which is being paid in monthly installments of approximately $5,000 through October 31, 1998, is included in accrued expenses and other long-term liabilities in the accompanying 1995 consolidated balance sheet.

  The Company leases other property and equipment under a number of operating leases extending for varying periods of time.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(12) COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  Operating lease rental expense approximated $661,000, $1,054,000 and $858,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Minimum future rental commitments under all operating leases for each of the succeeding five years subsequent to December 31, 1996, and thereafter, are as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,                                                        AMOUNT
      ------------                                                        ------
      1997............................................................... $1,237
      1998...............................................................  1,131
      1999...............................................................  1,070
      2000...............................................................    934
      2001...............................................................    977
      Thereafter.........................................................    915

  Litigation. The Company is a party to litigation arising in the normal course of business. In the opinion of management, any claims are not expected to have a material adverse effect on the Company's operations or financial position.

(13) EMPLOYEE BENEFIT PLAN

  The Company has a voluntary 401(k) plan. All full-time employees who have completed six months of service are eligible to participate in the plan. The plan provides for matching contributions and an annual profit sharing contribution made at the discretion of the Company's Board of Directors. No matching or profit sharing contributions were made to the plan during 1994. During 1995 and 1996, $12,000 and $33,000 of matching contributions were made to the Plan by the Company.

(14) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying value of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its notes payable, bank indebtedness and capital lease obligations also approximate fair value.

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(15) GEOGRAPHIC INFORMATION AND INDUSTRY SEGMENTS

  The Company operates in two major geographic areas and a single industry segment. The United States charges the European segment a 50% royalty on license fees recognized, which approximates the royalty fee charged to unaffiliated resellers. In addition, certain direct costs incurred by the United States segment, primarily related to research and development and customer support costs, are charged to the European segment. The elimination in the identifiable assets is for intercompany receivables.

  The following tables summarize the Company's activities by geographic area for 1994, 1995 and 1996 (in thousands).

                                       UNITED
                                       STATES   EUROPE  ELIMINATION CONSOLIDATED
                                       -------  ------  ----------- ------------
   Year Ended December 31, 1996
     Revenues......................... $22,762  $4,680    $(1,165)    $26,277
                                       =======  ======    =======     =======
     Income (loss) from operations.... $   802  $ (740)   $   --      $    62
                                       =======  ======    =======     =======
     Identifiable assets.............. $17,483  $2,648    $(2,850)    $17,281
                                       =======  ======    =======     =======
   Year Ended December 31, 1995
     Revenues......................... $20,093  $4,332    $  (616)    $23,809
                                       =======  ======    =======     =======
     Income (loss) from operations.... $(2,520) $  (66)   $   --      $(2,586)
                                       =======  ======    =======     =======
     Identifiable assets.............. $11,929  $2,710    $(2,120)    $12,519
                                       =======  ======    =======     =======
   Year Ended December 31, 1994
     Revenues......................... $14,654  $4,515    $  (817)    $18,352
                                       =======  ======    =======     =======
     Income (loss) from operations.... $(3,007) $  (27)   $   --      $(3,034)
                                       =======  ======    =======     =======
     Identifiable assets.............. $10,460  $3,039    $(1,349)    $12,150
                                       =======  ======    =======     =======

  The following table summarizes the Company's revenues by major worldwide regions (in thousands):

                                               FOR THE YEAR ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
   United States.............................. $   13,192 $   14,792 $   19,483
   Canada.....................................         39      1,018        546
   Mexico and Latin America...................        195        256        277
   Europe.....................................      4,515      6,390      4,798
   Pacific Rim................................        411      1,353      1,173
                                               ---------- ---------- ----------
                                               $   18,352 $   23,809 $   26,277
                                               ========== ========== ==========

            INFORMATION MANAGEMENT ASSOCIATES, INC. AND SUBSIDIARY

               (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(16) SIGNIFICANT CUSTOMERS

  For the years ended December 31, 1994, 1995 and 1996, approximately 14%, 24% and 8%, respectively, of the Company's revenues resulted from sales to a single customer.

(17) SUBSEQUENT EVENTS

  The Company has filed a Registration Statement with the Securities and Exchange Commission related to an initial public offering (the Offering) relating to 2,800,000 shares of the Company's unissued common stock and 1,100,000 shares of common stock being offered by certain selling shareholders. If the Offering is consummated under the terms presently anticipated, the Company's Series A preferred and Series B preferred will be converted into 1,532,161 shares of common stock, 415,308 shares of common stock will be issued in connection with the cashless exercise of the redeemable common stock warrants and 154,934 options will be exercised (See
Note 2).

  The Company has amended its Certificate of Incorporation in connection with the Offering to increase the number of authorized shares of common stock from 5,000,000 to 20,000,000, to give effect to a 2.25-for-1 split of the Company's common stock and to remove the Company's existing series of preferred stock. The accompanying financial statements have been restated to reflect this anticipated share split and change in authorized shares.

  On March 1, 1997, the Board of Directors approved the adoption of an employee stock purchase plan designed to allow eligible employees of the Company to purchase shares of common stock. The Board of Directors has reserved 450,000 shares of Common Stock to be available under this plan.

                    INFORMATION MANAGEMENT ASSOCIATES, INC.

                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                  (UNAUDITED)

  The unaudited pro forma consolidated statement of operations that follows is presented to give effect to the sale of the Telemar product line on September 1, 1996 to a third party buyer, Telemar Software International (TSI), as if such event occurred on January 1, 1996. The unaudited pro forma information, which reflects the elimination of identifiable revenues and expenses of the Telemar product line, does not purport to be indicative of the actual results that would have been achieved had the sale taken place on January 1, 1996 or the results which may be achieved in the future.

                                               YEAR ENDED DECEMBER 31, 1996
                                               --------------------------------
                                               ACTUAL   ADJUSTMENTS   PRO FORMA
                                               -------  -----------   ---------
                                                      (IN THOUSANDS)
Revenues:
 License fees:
  EDGE product line........................... $12,180    $  --        $12,180
  Telemar product line........................     842      (842)(1)       --
                                               -------                 -------
    Total license fees........................  13,022                  12,180
                                               -------                 -------
 Services and maintenance:
  EDGE product line...........................  11,643                  11,643
  Telemar product line........................   1,612    (1,612)(2)       --
                                               -------                 -------
    Total services and maintenance............  13,255                  11,643
                                               -------                 -------
      Total revenues..........................  26,277                  23,823
                                               -------                 -------
Cost of revenues:
  License fees................................     709       (93)(3)       616
  Services and maintenance....................   7,191      (520)(4)     6,671
                                               -------                 -------
    Total cost of revenues....................   7,900                   7,287
                                               -------                 -------
Gross profit..................................  18,377                  16,536
                                               -------                 -------
Operating expenses:
  Sales and marketing.........................   8,055      (823)(5)     7,232
  Product development.........................   6,382    (1,070)(6)     5,312
  General and administrative..................   3,878      (244)(7)     3,634
                                               -------                 -------
    Total operating expenses..................  18,315                  16,178
                                               -------                 -------
Operating income..............................      62                     358
Other income (expense)........................  (1,079)      (92)(8)    (1,171)
                                               -------                 -------
Loss before provision for income taxes........  (1,017)                   (813)
Provision for income taxes....................      30                      30
                                               -------                 -------
Net loss...................................... $(1,047)                $  (843)
                                               =======                 =======

--------
(1) Represents the elimination of Telemar license fees.
(2) Represents the elimination of Telemar services and maintenance revenues.
(3) Represents the elimination of payroll, taxes and benefits of $66,000 related to employees dedicated to Telemar, as well as the elimination of $27,000 of direct license costs.

(4) Represents the elimination of payroll, taxes and benefits of $455,000 related to employees dedicated to Telemar, as well as $20,000 of outside consulting costs and $45,000 of other direct costs related to Telemar.
(5) Represents the elimination of payroll, taxes and benefits of $466,000 related to employees dedicated to Telemar, as well as $295,000 of related travel costs, $49,000 of advertising and promotional costs and $13,000 of other direct costs related to Telemar.
(6) Represents the elimination of payroll, taxes and benefits of $1,002,000 related to employees dedicated to Telemar, as well as $68,000 of direct costs used in the research and development efforts related to Telemar.
(7) Represents the elimination of $28,000 of legal costs, $69,000 of equipment depreciation expense, $60,000 of provision for doubtful accounts and $87,000 of other direct costs related to Telemar.
(8) Represents the elimination of the gain on sale of Telemar.

                               INSIDE BACK COVER

  [DIAGRAM OF INFORMATION MANAGEMENT ASSOCIATES, INC. PRODUCTS AND SERVICES.]

================================================================================

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS, ANY OF THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION WHICH IT IS UN-LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DE-LIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS COR-RECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   15
Dividend Policy...........................................................   15
Capitalization............................................................   16
Dilution..................................................................   17
Selected Consolidated Financial Data......................................   18
Pro Forma Consolidated Statement of Operations............................   19
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.....................................   20
Business..................................................................   33
Management................................................................   49
Certain Transactions......................................................   55
Principal and Selling Shareholders........................................   59
Description of Capital Stock..............................................   61
Shares Eligible for Future Sale...........................................   63
Underwriting..............................................................   65
Legal Matters.............................................................   67
Experts...................................................................   67
Additional Information....................................................   67
Index to Consolidated Financial Statements................................  F-1
Pro Forma Consolidated Statement of Operations............................  G-1

                                  -----------

 UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY RE-QUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================

                               3,900,000 Shares


                             [LOGO APPEARS HERE]


                                 Common Stock



                                  -----------

                                  PROSPECTUS

                                  -----------



                              Alex. Brown & Sons
                                 INCORPORATED

                         Robertson, Stephens & Company

                        SoundView Financial Group, Inc.

                                       , 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

      SEC registration fee....................................... $   20,387.00
      NASD filing fee............................................      7,228.00
      Nasdaq National Market listing fee.........................     39,752.00
      Transfer agent fees........................................      3,500.00
      Accounting fees and expenses...............................    470,000.00
      Legal fees and expenses....................................    455,000.00
      Printing and mailing expenses..............................    100,000.00
      Miscellaneous..............................................    104,133.00
                                                                  -------------
        Total.................................................... $1,200,000.00
                                                                  =============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 33-771 of the Connecticut Business Corporation Act (the "CBCA") permits a corporation generally to indemnify any individual made a party to a proceeding because he is or was a director or officer of the corporation against any liabilities incurred by such person in such proceedings if: (i) he conducted himself in good faith; and (ii) he reasonably believed (A) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (B) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; provided, however, a corporation may not indemnify a director or officer under such section if: (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. In addition, Sections 33-772 and 33-776 of the CBCA provide that, unless limited by its certificate of incorporation, a corporation shall indemnify each officer and director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.

  Article VIII of the Certificate of Incorporation and Section 7.2 of the Bylaws provide that the Company shall indemnify all directors and officers to the fullest extent permitted by the CBCA.

  Section 7.2 of the Bylaws also provides that the Board of Directors may cause the Company to indemnify an employee or agent to the same extent as an officer or director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth in chronological order is information regarding the number of shares of Common Stock, Preferred Stock, and Common Stock purchase warrants issued and the number of options granted by the Registrant since January 1994. Further included is the consideration, if any, received by the Registrant for such shares and options, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), and rule of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act. None of these securities were registered under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities. The information set forth in this Item 15 reflects the Company's 2.25-for-1 split in Common Stock to be effected prior to the closing of this offering.

(a)Issuances of Common Stock:

  (1) In November 1994, the Company issued to Wand/IMA Investments, L.P. 250,000 shares of Common Stock at $4.00 per share for a total consideration received of $999,999.

  (2) In November 1994, the Company issued to Gregory Collins and Victor Nesi an aggregate of 46,248 shares of Common Stock at $4.00 per share for a total consideration received of $184,995.

  (3) In August 1996, the Company issued to Craig Lund 5,783 shares of Common Stock upon the exercise of a stock option with an exercise price of $0.04 per share. The Company received total consideration of $257.

  (4) In December 1996, the Company issued to Gregory Collins and Victor Nesi 32,400 shares of Common Stock at $7.11 per share for a total consideration received of $230,400.

(b)Issuances of Preferred Stock:

  (1) In March 1995, the Company issued to Wand/IMA Investments, L.P. and Wand/IMA Investments II L.P. a total of 4,500 shares of Series A Senior Convertible Preferred Stock with a stated value of $1,000 per share for a total consideration received of $4,500,000.

  (2) In November 1996, the Company issued to Wand/IMA Investments II L.P. and Wand/IMA Investments III L.P. a total of 4,350 shares of Series B Senior Convertible Preferred Stock with a stated value of $1,000 per share for a total consideration received of $4,350,000. Wand (IMA) Inc. received a financial advisory fee of $100,000 in connection with this transaction.

(c)Issuance of Warrants to Purchase Common Stock:

  (1) In February and March of 1996, the Company issued warrants to Howard Siegel to purchase 6,750 shares of Common Stock with an exercise price of $4.89 per share in connection with a financing transaction. The Company received no monetary consideration for the warrants.

(d)Certain Grants and Exercises of Stock Options:

  (1) Since January 1, 1994 the Company has issued options under its (i) Amended and Restated 1991 Stock Option Plan to purchase an aggregate of 513,542 shares of Common Stock at a weighted average exercise price of $4.39, (ii) the 1996 Employee and Consultant Stock Option Plan to purchase an aggregate of 653,076 shares of Common Stock at a weighted average exercise price of $7.41, and (iii) the 1996 Non-Employee Directors Stock Option Plan to purchase an aggregate of 50,625 shares of Common Stock at an exercise price of $7.11.

  The shares of capital stock and other securities issued in the above transactions were offered and sold in reliance upon the exemptions from registration under Section 4(2) of the Securities Act, Regulation D or Rule 701 promulgated under the Securities Act, relative to sales by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  1.1    Form of Underwriting Agreement.**
  3.1    Certificate of Incorporation of the Registrant, as amended.*
  3.2    Amended and Restated Certificate of Incorporation of the Registrant
         (to be filed upon closing of this offering).*
  3.3    Amended and Restated By-Laws of the Registrant.*
  3.4    Amended and Restated By-Laws of the Registrant (to be effective upon the closing of this offering).**
  4.1    Specimen Certificate for shares of Common Stock, no par value, of the
         Registrant.*
  5.1    Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P. with respect to the validity of the securities being offered.*
 10.1    Amended and Restated 1991 Stock Option Plan.*
 10.2    Original Form of Non-Qualified Stock Option Agreement (Amended and
         Restated 1991 Stock Option Plan).*
 10.3    Amended Form of Non-Qualified Stock Option Agreement (Amended and
         Restated 1991 Stock Option Plan).*
 10.4    1996 Employee and Consultant Stock Option Plan.*
 10.5    Form of Non-Qualified Stock Option Agreement (1996 Employee and
         Consultant Stock Option Plan).*
 10.6    1996 Non-Employee Directors Stock Option Plan.*
 10.7    Form of Non-Qualified Stock Option Agreement (1996 Non-Employee
         Directors Stock Option
         Plan ).*
 10.8    Employee Stock Purchase Plan.*
 10.9    Note and Warrant Purchase Agreement between the Company and Wand/IMA
         Investments, L.P., dated December 21, 1990.*
 10.10   Amendment to Note and Warrant Purchase Agreement between the Company and Wand/IMA Investments, L.P., dated March 1, 1993.*
 10.11   Amendment No. 2 to Note and Warrant Agreement between the Company and
         Wand/IMA Investments, L.P., dated June 1, 1994.*
 10.12   Common Stock Purchase Warrant No. W-3 issued to Thomas F. Hill, dated
         December 21, 1990.*
 10.13   Amendment No. 1 to Common Stock Purchase Warrant No. W-3, dated June
         1, 1994.*
 10.14   Amendment No. 2 to Common Stock Purchase Warrant No. W-3, dated
         November 16, 1994.*
 10.15   Amendment No. 3 to Common Stock Purchase Warrant No. W-3, dated
         September 20, 1996.*
 10.16   Stock Purchase Agreement between the Company and Wand/IMA Investments,
         L.P., dated September 4, 1991.*
 10.17   Amendment No. 1 to Stock Purchase Agreement dated September 4, 1991 between the Company and Wand/IMA Investments, L.P., dated June 1,
         1994.*
 10.18   Stock Purchase Agreement between the Company and Wand/IMA Investments,
         L.P., dated October 29, 1991.*
 10.19   Amendment No. 1 to Stock Purchase Agreement dated October 29, 1991 between the Company and Wand/IMA Investments, L.P., dated June 1,
         1994.*
 10.20   Exchange and Note Modification Agreement between the Company and
         Wand/IMA Investments, L.P., dated October 29, 1991.*
 10.21   12% Senior Subordinated Note due 1997 for $1,000,000 issued to
         Wand/IMA Investments, L.P., dated October 29, 1991.*
 10.22   Common Stock Purchase Warrant No. W-4 issued to Wand/IMA Investments,
         L.P., dated October 29, 1991.*

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 10.23   Amendment No. 1 to Common Stock Purchase Warrant No. W-4, dated June
         1, 1994.*
 10.24   Amendment No. 2 to Common Stock Purchase Warrant No. W-4, dated
         November 16, 1994.*
 10.25   Amendment No. 3 to Common Stock Purchase Warrant No. W-4, dated
         September 20, 1996.*
 10.26   Common Stock Purchase Warrant No. W-5 issued to Wand Partners Inc., dated October 29, 1991.*
 10.27   Amendment No. 1 to Common Stock Purchase Warrant No. W-5, dated June
         1, 1994.*
 10.28   Amendment No. 2 to Common Stock Purchase Warrant No. W-5, dated
         November 16, 1994.*
 10.29   Amendment No. 3 to Common Stock Purchase Warrant No. W-5, dated
         September 20, 1996.*
 10.30   Stock Purchase Agreement between the Company and certain Purchasers, dated March 26, 1993.*
 10.31   Stock Purchase Agreement between the Company, certain Selling
         Shareholders and Mercury Asset Management plc, dated June 1, 1994.*
 10.32   Stock Purchase Agreement between the Company, certain Selling
         Shareholders and D. Callard, B. Schnitzer and M. Appelbaum as
         Purchasers, dated June 1, 1994.*
 10.33   Stock Purchase Agreement between the Company, V. Nesi and G. Collins, dated November 14, 1994.*
 10.34   Stock Purchase Agreement between the Company and Wand/IMA Investments,
         L.P., dated as of November 16, 1994.*
 10.35   Stock Purchase Agreement among the Company, Wand/IMA Investments, L.P.
         and Wand/IMA Investments II L.P., dated as of March 31, 1995.*
 10.36   Stock Purchase Agreement among the Company, Wand/IMA Investments II
         L.P. and Wand/IMA Investments L.P. III, dated October 31, 1996.*
 10.37   Stock Purchase Agreement among the Company, V. Nesi and G. Collins, dated December 18, 1996.*
 10.38   Loan and Security Agreement between the Company and People's Bank, dated October 26, 1995.*
 10.39   Promissory Note (Term) for $2.5 million issued to People's Bank, dated
         October 26, 1995.*
 10.40   Promissory Note (Revolver) for $6.0 million issued to People's Bank, dated October 26, 1995.*
 10.41   Subordination Agreement among the Company, People's Bank and Wand/IMA
         Investments, L.P., dated October 26, 1995.*
 10.42   Subordination Agreement among the Company, Albert R. Subbloie, Jr.,
         Information Management Associates Limited and People's Bank, dated
         October 26, 1995.*
 10.43   Subordination Agreement among the Company, Gary R. Martino,
         Information Management Associates Limited and People's Bank, dated
         October 26, 1995.*
 10.44   Subordination Agreement among the Company, Andrei Poludnewycz,
         Information Management Associates Limited and People's Bank, dated
         October 26, 1995.*
 10.45   First Amendment to Loan and Security Agreement between the Company and
         People's Bank, dated December 31, 1996.*
 10.46   Asset Purchase Agreement between the Company and Telemar Software
         International LLC, dated as of July 31, 1996.*
 10.47   Sublease between the Company and Telemar Software International, LLC, dated as of September 1, 1996.*
 10.48   8% Promissory Note due 2002 from Telemar Software International, LLC to the Company, dated as of September 1, 1996.*
 10.49   Security Agreement between the Company and Telemar Software
         International, LLC, dated September 16, 1996.*
 10.50   Promissory Note from Albert R. Subbloie, Jr. to the Company, dated
         December 31, 1996.*
 10.51   Promissory Note from Gary R. Martino to the Company, dated December
         31, 1996.*
 10.52   Promissory Note from Andrei Poludnewycz to the Company, dated December
         31, 1996.*
 10.53   Promissory Note from Albert R. Subbloie, Jr. to the Company, dated
         February 28, 1997.*

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 10.54   Promissory Note from Gary R. Martino to the Company, dated February
         28, 1997.*
 10.55   Promissory Note from Andrei Poludnewycz to the Company, dated February
         28, 1997.*
 10.56   Monitoring Agreement between the Company and Wand Partners LP, dated as of January 2, 1995.*
 10.57   Lease Agreement between the Company and Robert D. Scinto, dated as of
         October 6, 1993.*
 10.58   First Amendment to Lease Agreement between the Company and Robert D.
         Scinto, dated January 30, 1996.*
 10.59   Full Service Office Lease between the Company and Lakeshore Towers
         Limited Partnership Phase I and the Company, dated November 4, 1994.*
 10.60   Amendment to Lease between the Company and Lakeshore Towers Limited
         Partners, Phase I, dated July 15, 1996.*
 10.61   Amendment No. 2 to Loan and Security Agreement between the Company and
         People's Bank, dated March 17, 1997.*
 10.62   Letter Agreement among the Company, Wand/IMA Investments, L.P. and certain Shareholders, dated December 21, 1990.*
 10.63   Amendment to Letter Agreement among the Company, Wand/IMA Investments,
         L.P. and certain Shareholders, dated October 29, 1991.*
 10.64   Second Amendment to Letter Agreement among the Company, Wand/IMA
         Investments, L.P. and certain Shareholders, dated June 1, 1994.*
 10.65   Letter Agreement among the Company, Mercury Asset Management plc and certain Shareholders, dated as of June 1, 1994.*
 10.66   Restricted Stock Award Agreement between the Company and Paul J.
         Schmidt, dated December 21, 1990.*
 10.67   Restricted Stock Award Agreement between the Company and Joseph R.
         LeMay, as amended.*
 10.68   Consulting Service Agreement between the Company and Clifton Myers
         Enterprise, Inc., dated January 1, 1996.*
 10.69   Equipment Lease Agreement between the Company and Tal Financial
         Corporation, dated February 1, 1996.*
 10.70   Amendment No. 4 to Common Stock Purchase Warrant No. W-3, dated April
         29, 1997.*
 10.71   Amendment No. 4 to Common Stock Purchase Warrant No. W-4, dated April
         29, 1997.*
 10.72   Amendment No. 4 to Common Stock Purchase Warrant No. W-5, dated April
         29, 1997.*
 10.73   Amendment No. 3 to Loan and Security Agreement between the Company and
         People's Bank, dated April 16, 1997.*
 10.74   Waiver and Consent Agreement, dated November 1, 1996*
 10.75   Letter Agreement regarding conversion of Preferred Stock and Warrants, dated July 1, 1997.*
 11.1    Computation of income per common share.*
 21.1    Subsidiaries of the Registrant.*
 23.1    Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit
         5.1).*
 23.2    Consent of Arthur Andersen LLP.**
 23.3    Consent of Aberdeen Group, Inc., dated April 9, 1997.*
 24.1    Power of Attorney for Messrs. Albert R. Subbloie, Jr., Gary R.
         Martino, Paul J. Schmidt, Andrei Poludnewycz, Donald P. Miller and
         David J. Callard.*
 24.2    Power of Attorney for Thomas F. Hill.*
 27.1    Financial Data Schedule.*

--------
*Previously filed.
**Filed herewith.

(B) FINANCIAL STATEMENT SCHEDULES

  Schedule No. II--Valuation and Qualifying Accounts

  All other schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Certificate of Incorporation, as amended, and By-Laws, as amended, of the Registrant and the laws of the State of Connecticut or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters have been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 25th day of July, 1997.

                                      Information Management Associates, Inc.


                                      By /s/ Albert R. Subbloie, Jr.
                                         ---------------------------
                                         Albert R. Subbloie, Jr.
                                         President and Chief Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                       TITLE                  DATE
             ---------                       -----                  ----


    /s/ Albert R. Subbloie, Jr.       President, Chief
------------------------------------   Executive Officer       July 25, 1997
      ALBERT R. SUBBLOIE, JR.          and Director
                                       (Principal
                                       Executive Officer)



        /s/ Gary R. Martino           Chairman of the
------------------------------------   Board of                July 25, 1997
          GARY R. MARTINO              Directors, Chief
                                       Financial Officer,
                                       Treasurer and
                                       Director
                                       (Principal
                                       Financial and
                                       Accounting Officer)



                 *                          Director
------------------------------------                           July 25, 1997
          PAUL J. SCHMIDT



                 *
------------------------------------        Director
           THOMAS F. HILL                                      July 25, 1997

                 *                          Director
------------------------------------                           July 25, 1997
         ANDREI POLUDNEWYCZ



                 *                          Director
------------------------------------                           July 25, 1997
          DONALD P. MILLER



                 *                          Director
------------------------------------                           July 25, 1997
          DAVID J. CALLARD



*By:    /s/ Gary R. Martino
    --------------------------------
    Attorney-in-fact, pursuant to
  power of attorneypreviously filed
     as part of this Registration
              Statement

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To the Board of Directors and Shareholders of Information Management Associates, Inc.:

  We have audited in accordance with generally accepted auditing standards, the consolidated balance sheets of Information Management Associates, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the three years then ended included in this registration statement, and have issued our report thereon dated March 6, 1997 except with respect to the matters discussed in Notes 4 and 17, as to which the dates are March 17, 1997 and July 1, 1997, respectively. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page S-2 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Hartford, Connecticut
March 6, 1997

                                  SCHEDULE II

                    INFORMATION MANAGEMENT ASSOCIATES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                            BALANCE AT
                            BEGINNING  CHARGED TO COST              BALANCE AT
                            OF PERIOD   AND EXPENSES   DEDUCTIONS  END OF PERIOD
                            ---------- --------------- ----------  -------------
Allowance for Doubtful Ac-
 counts
  January 1, 1994-December
  31, 1994................   287,574       607,935       (425,529)    469,980
  January 1, 1995-December
  31, 1995................   469,980       996,701     (1,041,353)    425,328
  January 1, 1996-December
  31, 1996................   425,328       390,224       (333,578)    481,974

                                 EXHIBIT INDEX

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
  1.1    Form of Underwriting Agreement.*
  3.1    Certificate of Incorporation of the Registrant, as amended.*
  3.2    Amended and Restated Certificate of Incorporation of the
         Registrant (to be filed upon closing of this offering).*
  3.3    Amended and Restated By-Laws of the Registrant.*
  3.4    Amended and Restated By-Laws of the Registrant (to be effective upon the closing of this offering).*
  4.1    Specimen Certificate for shares of Common Stock, no par value, of the Registrant.*
  5.1    Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P. with respect to the validity of the securities being offered.*
 10.1    Amended and Restated 1991 Stock Option Plan.*
 10.2    Original Form of Non-Qualified Stock Option Agreement (Amended
         and Restated 1991 Stock Option Plan).*
 10.3    Amended Form of Non-Qualified Stock Option Agreement (Amended
         and Restated 1991 Stock Option Plan).*
 10.4    1996 Employee and Consultant Stock Option Plan.*
 10.5    Form of Non-Qualified Stock Option Agreement (1996 Employee and
         Consultant Stock Option Plan).*
 10.6    1996 Non-Employee Directors Stock Option Plan.*
 10.7    Form of Non-Qualified Stock Option Agreement (1996 Non-Employee
         Directors Stock Option Plan).*
 10.8    Employee Stock Purchase Plan.*
 10.9    Note and Warrant Purchase Agreement between the Company and
         Wand/IMA Investments, L.P., dated December 21, 1990.*
 10.10   Amendment to Note and Warrant Purchase Agreement between the
         Company and Wand/IMA Investments, L.P., dated March 1, 1993.*
 10.11   Amendment No. 2 to Note and Warrant Agreement between the
         Company and Wand/IMA Investments, L.P., dated June 1, 1994.*
 10.12   Common Stock Purchase Warrant No. W-3 issued to Thomas F. Hill, dated December 21, 1990.*
 10.13   Amendment No. 1 to Common Stock Purchase Warrant No. W-3, dated
         June 1, 1994.*
 10.14   Amendment No. 2 to Common Stock Purchase Warrant No. W-3, dated
         November 16, 1994.*
 10.15   Amendment No. 3 to Common Stock Purchase Warrant No. W-3, dated
         September 20, 1996.*
 10.16   Stock Purchase Agreement between the Company and Wand/IMA
         Investments, L.P., dated September 4, 1991.*
 10.17   Amendment No. 1 to Stock Purchase Agreement dated September 4,
         1991 between the Company and Wand/IMA Investments, L.P., dated
         June 1, 1994.*
 10.18   Stock Purchase Agreement between the Company and Wand/IMA
         Investments, L.P., dated October 29, 1991.*
 10.19   Amendment No. 1 to Stock Purchase Agreement dated October 29,
         1991 between the Company and Wand/IMA Investments, L.P., dated
         June 1, 1994.*
 10.20   Exchange and Note Modification Agreement between the Company and
         Wand/IMA Investments, L.P., dated October 29, 1991.*
 10.21   12% Senior Subordinated Note due 1997 for $1,000,000 issued to
         Wand/IMA Investments, L.P., dated October 29, 1991.*
 10.22   Common Stock Purchase Warrant No. W-4 issued to Wand/IMA
         Investments, L.P., dated October 29, 1991.*

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 10.23   Amendment No. 1 to Common Stock Purchase Warrant No. W-4, dated
         June 1, 1994.*
 10.24   Amendment No. 2 to Common Stock Purchase Warrant No. W-4, dated
         November 16, 1994.*
 10.25   Amendment No. 3 to Common Stock Purchase Warrant No. W-4, dated
         September 20, 1996.*
 10.26   Common Stock Purchase Warrant No. W-5 issued to Wand Partners
         Inc., dated October 29, 1991.*
 10.27   Amendment No. 1 to Common Stock Purchase Warrant No. W-5, dated
         June 1, 1994.*
 10.28   Amendment No. 2 to Common Stock Purchase Warrant No. W-5, dated
         November 16, 1994.*
 10.29   Amendment No. 3 to Common Stock Purchase Warrant No. W-5, dated
         September 20, 1996.*
 10.30   Stock Purchase Agreement between the Company and certain
         Purchasers, dated March 26, 1993.*
 10.31   Stock Purchase Agreement between the Company, certain Selling
         Shareholders and Mercury Asset Management plc, dated June 1,
         1994.*
 10.32   Stock Purchase Agreement between the Company, certain Selling
         Shareholders and D. Callard, B. Schnitzer and M. Appelbaum as
         Purchasers, dated June 1, 1994.*
 10.33   Stock Purchase Agreement between the Company, V. Nesi and G.
         Collins, dated November 14, 1994.*
 10.34   Stock Purchase Agreement between the Company and Wand/IMA
         Investments, L.P., dated as of November 16, 1994.*
 10.35   Stock Purchase Agreement among the Company, Wand/IMA
         Investments, L.P. and Wand/IMA Investments II L.P., dated as of
         March 31, 1995.*
 10.36   Stock Purchase Agreement among the Company, Wand/IMA Investments
         II L.P. and Wand/IMA Investments L.P. III, dated October 31,
         1996.*
 10.37   Stock Purchase Agreement among the Company, V. Nesi and G.
         Collins, dated December 18, 1996.*
 10.38   Loan and Security Agreement between the Company and People's
         Bank, dated October 26, 1995.*
 10.39   Promissory Note (Term) for $2.5 million issued to People's Bank, dated October 26, 1995.*
 10.40   Promissory Note (Revolver) for $6.0 million issued to People's
         Bank, dated October 26, 1995.*
 10.41   Subordination Agreement among the Company, People's Bank and
         Wand/IMA Investments, L.P., dated October 26, 1995.*
 10.42   Subordination Agreement among the Company, Albert R. Subbloie,
         Jr., Information Management Associates Limited and People's
         Bank, dated October 26, 1995.*
 10.43   Subordination Agreement among the Company, Gary R. Martino,
         Information Management Associates Limited and People's Bank,
         dated October 26, 1995.*
 10.44   Subordination Agreement among the Company, Andrei Poludnewycz,
         Information Management Associates Limited and People's Bank,
         dated October 26, 1995.*
 10.45   First Amendment to Loan and Security Agreement between the
         Company and People's Bank, dated December 31, 1996.*
 10.46   Asset Purchase Agreement between the Company and Telemar
         Software International LLC, dated as of July 31, 1996.*
 10.47   Sublease between the Company and Telemar Software International,
         LLC, dated as of September 1, 1996.*
 10.48   8% Promissory Note due 2002 from Telemar Software International,
         LLC to the Company, dated as of September 1, 1996.*

 EXHIBIT
   NO.   DESCRIPTION
 ------- -----------
 10.49   Security Agreement between the Company and Telemar Software
         International, LLC, dated September 16, 1996.*
 10.50   Promissory Note from Albert R. Subbloie, Jr. to the Company, dated December 31, 1996.*
 10.51   Promissory Note from Gary R. Martino to the Company, dated
         December 31, 1996.*
 10.52   Promissory Note from Andrei Poludnewycz to the Company, dated
         December 31, 1996.*
 10.53   Promissory Note from Albert R. Subbloie, Jr. to the Company, dated February 28, 1997.*
 10.54   Promissory Note from Gary R. Martino to the Company, dated
         February 28, 1997.*
 10.55   Promissory Note from Andrei Poludnewycz to the Company, dated
         February 28, 1997.*
 10.56   Monitoring Agreement between the Company and Wand Partners LP, dated as of January 2, 1995.*
 10.57   Lease Agreement between the Company and Robert D. Scinto, dated as of October 6, 1993.*
 10.58   First Amendment to Lease Agreement between the Company and
         Robert D. Scinto, dated January 30, 1996.*
 10.59   Full Service Office Lease between the Company and Lakeshore
         Towers Limited Partnership Phase I and the Company, dated
         November 4, 1994.*
 10.60   Amendment to Lease between the Company and Lakeshore Towers
         Limited Partners, Phase I, dated July 15, 1996.*
 10.61   Amendment No. 2 to Loan and Security Agreement between the
         Company and People's Bank, dated March 17, 1997*
 10.62   Letter Agreement among the Company, Wand/IMA Investments, L.P.
         and certain Shareholders, dated December 21, 1990.*
 10.63   Amendment to Letter Agreement among the Company, Wand/IMA
         Investments, L.P. and certain Shareholders, dated October 29,
         1991.*
 10.64   Second Amendment to Letter Agreement among the Company, Wand/IMA
         Investments, L.P. and certain Shareholders, dated June 1, 1994.*
 10.65   Letter Agreement among the Company, Mercury Asset Management plc and certain Shareholders, dated as of June 1, 1994.*
 10.66   Restricted Stock Award Agreement between the Company and Paul J.
         Schmidt, dated December 21, 1990.*
 10.67   Restricted Stock Award Agreement between the Company and Joseph
         R. LeMay, as amended.*
 10.68   Consulting Service Agreement between the Company and Clifton
         Myers Enterprise, Inc., dated January 1, 1996.*
 10.69   Equipment Lease Agreement between the Company and Tal Financial
         Corporation, dated February 1, 1996.*
 10.70   Amendment No. 4 to Common Stock Purchase Warrant No. W-3, dated
         April 29, 1997*
 10.71   Amendment No. 4 to Common Stock Purchase Warrant No. W-4, dated
         April 29, 1997*
 10.72   Amendment No. 4 to Common Stock Purchase Warrant No. W-5, dated
         April 29, 1997*
 10.73   Amendment No. 3 to Loan and Security Agreement between the
         Company and People's Bank, dated April 16, 1997*
 10.74   Waiver and Consent Agreement, dated November 1, 1996.*
 10.75   Letter Agreement regarding conversion of Preferred Stock and
         Warrants, dated July 1, 1997.*
 11.1    Computation of income per common share.*
 21.1    Subsidiaries of the Registrant.*
 23.1    Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in
         Exhibit 5.1).*
 23.2    Consent of Arthur Andersen LLP.**
 23.3    Consent of Aberdeen Group, Inc., dated April 9, 1997.*
 24.1    Power of Attorney for Messrs. Albert R. Subbloie, Jr., Gary R.
         Martino, Paul J. Schmidt, Andrei Poludnewycz, Donald P. Miller
         and David J. Callard.*
 24.2    Power of Attorney for Thomas F. Hill.*
 27.1    Financial Data Schedule.*

--------
*Previously filed.
**Filed herewith.